Exhibit 1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Petroleum & Chemical Corporation, you should at once hand this circular together with the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0386)

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

AND

NOMINATION FOR ELECTION OF DIRECTORS AND SUPERVISORS

Notice convening the AGM of Sinopec Corp. to be held at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, China on Friday, 22 May 2009 at 9:00 a.m. is set out in this circular. Whether or not you are able to attend the AGM, you are requested to complete and return the relevant forms of proxy enclosed herewith in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time appointed for holding the AGM. Completion and return of the forms of proxy shall not preclude you from attending and voting in person at the AGM or at any adjourned AGM should you so wish.

6 April 2009

CONTENTS

Page

Definitions	1

Letter from the Board	2

Notice of AGM	214

DEFINITIONS

In this circular, unless otherwise indicated in the context, the following expressions have the meaning set out below:

“AGM”	the annual general meeting of Sinopec Corp. for 2008 to be held at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, China on Friday, 22 May 2009 at 9:00 a.m.
“Articles of Association”	the articles of association of Sinopec Corp. as amended, revised or supplemented from time to time
“Board”	the board of directors of Sinopec Corp.
“CSRC”	China Securities Regulatory Commission
“Mainland China”	the PRC, for the purpose of this circular, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan
“RMB”	Renminbi, the lawful currency of PRC
“Sinopec Corp.”	China Petroleum & Chemical Corporation

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Directors:
Su Shulin (Chairman)*
Zhou Yuan (Vice Chairman) *
Wang Tianpu#
Zhang Jianhua#
Wang Zhigang#
Dai Houliang#
Fan Yifei*
Yao Zhongmin*
Shi Wanpeng+
Liu Zhongli+
Li Deshui+# Executive Directors

* Non-executive Directors
+ Independent Non-executive Directors
Registered Office: 22, Chaoyangmen North Street Chaoyang District Beijing, 100728 The PRC
6 April 2009

To the Shareholders

Dear Sir or Madam,

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION
AND
NOMINATION FOR ELECTION OF DIRECTORS AND SUPERVISORS

On 27 March 2009, the Board resolved to, among other things, seek shareholders’ approval for the proposed amendments of the Articles of Association and the election of directors and supervisors at the AGM. This circular is to provide information on the proposed amendments of the Articles of Association and the election of directors and supervisors and to give notice to shareholders on the AGM.

I.           PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

1.           Proposed amendments to the Articles of Association of Sinopec Corp.

China Petroleum & Chemical Corporation (“Sinopec Corp.”) proposed to amend the articles of association of Sinopec Corp. (the “Articles of Association”) (including the Rules and Procedures for the Shareholders’ General Meetings, the Rules and Procedures for the Board of Directors’ Meetings and the Rules and Procedures for the Supervisors’ Meetings) in accordance with the relevant requirements of the Company Law of the PRC, “Guidelines for Articles of Association of Listed Companies”, “Regulations Regarding General Meeting of Listed Companies” and other applicable laws and regulations. The amendments are based on the framework of its existing Articles and Association and take into account of the actual situation of Sinopec Corp.

2.           Proposed amendments

1.           Articles of Association

The current Article 1:

These Articles of Association are drawn up in accordance with the “Company Law of the People’s Republic of China” (the “Company Law”), “Special regulations of the State Council regarding the issue of shares overseas and the listing of shares overseas by companies limited by share” (the “Special Regulations”), “Mandatory provisions for the Articles of Association of the Company to be Listed Overseas” (“Mandatory Provisions”), “Guidelines for Articles of Association of Listed Companies”, “Standards for the Governance of Listed Companies” and other relevant laws and regulations to maintain the legitimate interests of China Petroleum & Chemical Corporation (the “Company”) and its shareholders and creditors, and to regulate the organization and conducts of the Company.

is hereby proposed to be amended as follows:

These Articles of Association are drawn up in accordance with the “Company Law of the People’s Republic of China” (the “Company Law”), the “Securities Law of the People´s Republic of China” (“Securities Law”), “Special regulations of the State Council regarding the issue of shares overseas and the listing of shares overseas by companies limited by share” (the “Special Regulations”), “Mandatory provisions for the Articles of Association of the Company to be Listed Overseas” (“Mandatory Provisions”), “Guidelines for Articles of Association of Listed Companies” (“Guidelines on Articles”), “Standards for the Governance of Listed Companies” and other relevant laws and regulations to maintain the legitimate interests of China Petroleum & Chemical Corporation (the “Company”) and its shareholders and creditors, and to regulate the organization and conducts of the Company.

The current Article 2:

These Articles of Association of the Company are effective on the date of incorporation of the Company. Any amendment to these Articles of Association involving the Mandatory Provisions shall be effective upon being passed by the shareholders in a general meeting and examined and approved by the company authorized by the State Council.

From the date on which the Company’s Articles of Association come into effect, the Company’s Articles of Association shall constitute a legally binding document regulating the Company’s organization and activities, and the rights and obligations between the Company and its shareholders and among the shareholders inter se.

is hereby proposed to be amended as follows:

These Articles of Association of the Company and its appendices are effective on the date of incorporation of the Company.

From the date on which the Articles of Association and its appendices come into effect, the Articles of Association and its appendices shall constitute a legally binding document regulating the Company’s organization and activities, and the rights and obligations between the Company and its shareholders and among the shareholders inter se.

The current Article 3:

These Articles of Association are binding on the Company, its shareholders and directors, supervisors, president, vice-president, Chief Financial Officer and secretary of the board of directors; all of whom are entitled, according to these Articles of Association, to make claims concerning the affairs of the Company.

A shareholder may take action against the Company and the Company may take action against a shareholder or a director, a supervisor, the president, the vice-president, the Chief Financial Officer or the secretary of the board of directors pursuant to these Articles of Association. A shareholder may also take action against another shareholder or directors, supervisors, president, vice-president, Chief Financial Officer and the secretary of the board of directors of the Company pursuant to these Articles of Association.

The actions referred to in the preceding paragraph include court proceedings and arbitration proceedings.

is hereby proposed to be amended as follows:

These Articles of Association and its appendices are binding on the Company, its shareholders, directors, supervisors and senior management personnel; all of whom are entitled, according to these Articles of Association and its appendices, to make claims concerning the affairs of the Company.

A shareholder may take action against the Company and the Company may take action against a shareholder or a director, a supervisor, and a senior management personnel pursuant to these Articles of Association and its appendices.

A shareholder may also take action against another shareholder or directors, supervisors, and senior management personnel of the Company pursuant to these Articles of Association and its appendices.

The actions referred to in the preceding paragraph include court proceedings and arbitration proceedings.

Unless otherwise defined in the contexts, senior management personnel referred to in the Articles of Association refers to the president, senior vice-president, chief financial officer, vice president, the secretary to the Board and any other person designated by the Company.

The current Article 4:

The Company is a joint stock limited company established in accordance with the Company Law, the Special Regulations and other relevant laws and administrative regulations of the State.

The Company was established by way of promotion with the approval of the State Economic and Trade Commission of the People’s Republic of China (“PRC”), as evidenced by approval document Guo Jing Mao Qi Gai [2000] No. 154. It is registered with and has obtained a business license from China’s State Administration Bureau of Industry and Commerce on 25 February 2000. The Company’s business license number is: 1000001003298.

The promoter of the Company is: China Petrochemical Corporation.

is hereby proposed to be amended as follows:

The Company is a joint stock limited company established in accordance with the Company Law, the Special Regulations and other relevant laws and administrative regulations of the State.

The Company was established by way of promotion with the approval of the State Economic and Trade Commission of the People’s Republic of China (“PRC”), as evidenced by approval document “Approval in relation to the Agreement to Establish China Petroleum and Chemical” (Guo Jing Mao Qi Gai [2000] No. [154]). It is registered with and has obtained a business license from China’s State Administration Bureau of Industry and Commerce on 25 February 2000 in the People´s Republic of China (The “China”, for the purpose of this Articles of Association, excluding the Special Administrative Region of Hong Kong, the Special Administrative Region of Macau and Taiwan). The Company’s business license number is: 100000000032985.

The promoter of the Company is: China Petrochemical Corporation.

The current Article 6:

The address of the Company: A6, Huixindong Street, Chaoyang District, Beijing, China.

Zip: 100029
Tel: (010) 64999295
Fax: (010) 64999294
Website: www.sinopec.com.cn

is hereby proposed to be amended as follows:

The address of the Company:22 Chaoyangmen North Street, Chaoyang District, Beijing, China.

Zip:100728
Tel:(86-10) 59969999
Fax:(86-10) 59760111
Website:WWW.SINOPEC.COM.CN

The current Article 10:

The Company may invest in other limited liability companies or joint stock limited companies. The Company’s liabilities to an invested company shall be limited to the amount of its capital contribution to the invested company.

The Company shall not become the unlimited liability shareholder of other profit-making organizations.

Upon approval of the companies approving department authorized by the State Council, the Company may, according to its operating and management needs, operate as a holding company as prescribed in Article 12(2) of the Company Law.

is hereby proposed to be amended as follows:

The Company may invest in other limited liability companies or joint stock limited companies. The Company’s liabilities to an invested company shall be limited to the amount of its capital contribution to the invested company.

The Company may invest in other enterprises. However, unless it is otherwise provided for by any law, it shall not be become a capital contributor that shall bear several and joint liabilities for the debts of the enterprises in which it invests.

The current Article 11:

The operation objectives of the Company are: maximization of the Company’s profits, maximization of shareholders’ return.

is hereby proposed to be amended as follows:

The operation objectives of the Company are: to develop the enterprise, return to shareholders, contribute to the society, and benefit the employees.

The current Article 12:

The Company’s scope of business includes: the exploration, exploitation, storage, pipeline transportation, land transportation, water transportation, sales of oil and natural gas; oil refining; wholesaling and retailing of gasoline, kerosene and diesel oil(for subsidiaries only); sales of lubricant, liquid gas, fuel oil, solvent naphtha and asphalt; the production, sales, storage land transportation and water transportation of ethylene, propylene, butadiene, naphtha, heavy oil, ethylene glycol, PTA, beta-lactam, dacron, nitrilon, rubber and other chemical raw materials and products; production of chemical fertilizer; production of electricity; operation of 24-hour stores; shaped packing foods, retailing of cigarettes, automobile decorations(for subsidiaries only), automobile cleaning; production, supervision of manufacturing, installation of oil and petrochemical machinery and equipment; purchase and sales of oil and petrochemical raw and auxiliary materials, equipment and parts; technology and information, research, development, application and consultation of alternative energy products; Self-operation of and acting as agency for the import and export of various commodities and technologies other than those restricted or prohibited by the state from import and export; contractor of overseas mechanical, electronics, petrochemical projects and domestic international bid-inviting projects; export of equipment and materials required for the aforementioned overseas projects; dispatch of labour required for the aforementioned overseas projects.

is hereby proposed to be amended as follows:

The Company’s scope of business includes: the exploration, exploitation, storage, pipeline transportation, land transportation, water transportation, sales of oil and natural gas; oil refining; wholesaling and retailing of gasoline, kerosene and diesel oil(for subsidiaries only); sales of lubricant, liquid gas, fuel oil, solvent naphtha and asphalt; the production, sales, storage land transportation and water transportation of ethylene, propylene, butadiene, naphtha, heavy oil, ethylene glycol, PTA, beta-lactam, dacron, nitrilon, rubber and other chemical raw materials and products; production of chemical fertilizer; production of electricity; operation of 24-hour stores; shaped packing foods, retailing of cigarettes, automobile decorations(for subsidiaries only), automobile cleaning; production, supervision of manufacturing, installation of oil and petrochemical machinery and equipment; purchase and sales of oil and petrochemical raw and auxiliary materials, equipment and parts; technology and information, research, development, application and consultation of alternative energy products; Self-operation of and acting as agency for the import and export of various commodities and technologies other than those restricted or prohibited by the state from import and export; contractor of overseas mechanical, electronics, petrochemical projects and domestic international bid-inviting projects; export of equipment and materials required for the aforementioned overseas projects; dispatch of labour required for the aforementioned overseas projects.

(Typos in the Chinese version.)

The current Article 15:

Shares of the Company are in the form of share certificates. Subject to the approval of the securities authority of the State Council, the Company may issue shares to Domestic Investors and Foreign Investors. The issue of shares by the Company shall adhere to the principle of openness and fairness.

“Foreign Investors” means those investors who subscribe for the Company’s shares and who are located in foreign countries and in the regions of Hong Kong, Macau and Taiwan. “Domestic Investors” means those investors who subscribe for the Company’s shares and who are located within the territory of the PRC (except the areas referred to above).

is hereby proposed to be amended as follows:

Shares of the Company are in the form of share certificates. Subject to the approval of the securities authority of the State Council, the Company may issue shares to Domestic Investors and Foreign Investors. The issue of shares by the Company shall adhere to the principle of openness and fairness. The shares of the same class shall have the same rights and benefits. The socks issued at the same time shall be equal in price and shall be subject to the same conditions. The price of each share purchased by any organization or individual shall be the same.

“Foreign Investors” means those investors who subscribe for the Company’s shares and who are located in foreign countries and in the regions of Hong Kong, Macau and Taiwan. “Domestic Investors” means those investors who subscribe for the Company’s shares and who are located within the territory of the PRC (except the areas referred to above).

The current Article 16:

Shares which the Company issues to domestic investors for subscription in Renminbi are called “Domestic-Invested Shares”. Domestic-invested shares listed domestically are called “Domestic-Listed Domestic-Invested shares” whilst other kinds of domestic-invested shares are called “Non-Listed Domestic-Invested Shares”.

Shares which the Company issues to foreign investors for subscription in foreign currencies are called “Foreign-Invested Shares”. Foreign-invested shares which are listed overseas are called “Overseas-Listed Foreign-Invested Shares”.

“Foreign currencies” means the legal currencies of countries or districts outside the PRC which are recognized by the foreign exchange authority of the State and which can be used to pay the share price to the Company.

The shareholders of “Domestic-Invested Shares” and the shareholders of “Overseas-Listed Foreign-Invested Shares” shall be shareholders of ordinary shares, possessing the same rights and undertaking the same obligations.

is hereby proposed to be amended as follows:

Shares which the Company issues to domestic investors for subscription in Renminbi are called “Domestic-Invested Shares”. Domestic-invested shares listed domestically are called “Domestic-Listed Domestic-Invested shares”, known as “A shares”.

Shares which the Company issues to foreign investors for subscription in foreign currencies are called “Foreign-Invested Shares”. Foreign-invested shares which are listed overseas are called “Overseas-Listed Foreign-Invested Shares”.

“Foreign currencies” means the legal currencies of countries or districts outside the PRC which are recognized by the foreign exchange authority of the State and which can be used to pay the share price to the Company.

The shareholders of “Domestic-Invested Shares” and the shareholders of “Overseas-Listed Foreign-Invested Shares” shall be shareholders of ordinary shares, possessing the same rights and undertaking the same obligations.

The current Article 18:

The Company’s domestic-invested shares are held on trust by the Shanghai branch of the China Securities Registration and Clearing Company Limited. The Company’s H shares are mainly held by the Hong Kong Securities Clearing

Company Limited.

is hereby proposed to be amended as follows:

The Company’s A shares are held on trust by the Shanghai branch of the China Securities Registration and Clearing Company Limited. The Company’s H shares are mainly held by the Hong Kong Securities Clearing Company Limited.

The current Article 19:

The Company has at the time of its establishment issued to the promoter, China Petrochemical Corporation, 6,880,000 ordinary shares, representing 100% of the issued ordinary shares of the Company at that time.

is hereby proposed to be amended as follows:

With the approval of the examination and approval department authorized by the State Council, the Company may issue 6,880,000 shares, all of which were issued to China Petrochemical Corporation, the promoter of the Company, representing 100% of the issued ordinary shares of the Company at that time, China Petrochemical Corporation satisfied its investment by valued assets, and such capital injection was duly made upon the establishment of the company.

The current Article 20:

After the establishment of the Company and upon the approval of the companies approving department authorized by the State Council, the promoter, China Petrochemical Corporation, transferred 19,379,390,000 domestic-invested shares to holders of other non-listed domestic-invested shares; the Company issued 16,780,488,000 H shares (out of these, 15,102,439,000 shares are new issue shares of the Company and 1,678,049,000 shares are stock shares sold by the promoter, China Petrochemical Corporation). Upon completion of the H share issuance, the Company issued 2,800,000,000 domestic-listed domestic-invested shares.

The existing structure of the Company’s share capital is as follows: the total number of issued ordinary shares of the Company is 86,702,439,000 shares, out of these, 61,757,324,776 shares representing 71.23% of the total number of issued ordinary shares of the Company are held by the promoter, China Petrochemical Corporation; 5,364,626,224 shares representing 6.19% are held by other non-listed domestic-invested shareholders; 2,800,000,000 shares representing 3.23% are held by domestic-listed domestic-invested shareholders; and 16,780,488,000 shares representing 19.35% are held by foreign-listed foreign-invested shareholders.

is hereby proposed to be amended as follows:

The Company, with the approval of China Securities Regulatory Commission on 24 August 2000, issued to the overseas investors 16,780,488,000 H shares (out of these, 15,102,439,000 shares are new issue shares of the Company and 1,678,049,000 shares are stock shares sold by the promoter, China Petrochemical Corporation) for the first time, and got listed in The Stock Exchange of Hong Kong Limited in October 2000; on 20 June 2001, with the approval of China Securities Regulatory Commission, the Company issued to the domestic investors 2,800,000,000 A shares for the first time and got listed at Shanghai Stock Exchange on 8 August 2001.

The existing structure of the Company’s share capital is as follows: all shares issued by the Company are ordinary shares, totaled 86,702,439,000 shares, out of these, 65,758,044,493 shares representing 75.84% of the total number of issued ordinary shares of the Company are held by the promoter, China Petrochemical Corporation; 4,163,906,507 shares representing 4.81% are held by other domestic-listed domestic-invested shareholders; and 16,780,488,000 shares representing 19.35% are held by foreign-listed foreign-invested shareholders.

The current Article 21:

The Company’s board of directors may take all necessary action for the respective issuance of the Overseas-Listed Foreign-Invested Shares and Domestic-Invested Shares after the proposals for issuance of the same have been approved by the securities authority of the State Council.

The Company may implement its proposal to issue Overseas-Listed Foreign-Invested Shares and Domestic-Invested Shares pursuant to the preceding paragraph within fifteen (15) months from the date of approval by the securities regulatory organ of the State Council.

is hereby proposed to be amended as follows:

The Company’s board of directors may take all necessary action for the respective issuance of the Overseas-Listed Foreign-Invested Shares and A Shares after the proposals for issuance of the same have been approved by the securities authority of the State Council

The Company may implement its proposal to issue Overseas-Listed Foreign-Invested Shares and A Shares pursuant to the preceding paragraph within fifteen (15) months from the date of approval by the securities regulatory organ of the State Council.

The current Article 22:

Where the total number of shares stated in the proposal for the issuance of shares include Overseas-Listed Foreign-Invested Shares and Domestic-Invested Shares, such shares should be fully subscribed for at their respective offerings. If the shares cannot be fully subscribed for all at once due to special circumstances, the shares may, subject to the approval of the securities regulatory organ of the State Council, be issued on separate occasions.

is hereby proposed to be amended as follows:

Where the total number of shares stated in the proposal for the issuance of shares include Overseas-Listed Foreign-Invested Shares and A Shares, such shares should be fully subscribed for at their respective offerings. If the shares cannot be fully subscribed for all at once due to special circumstances, the shares may, subject to the approval of the securities regulatory organ of the State Council, be issued on separate occasions.

The current Article 24:

The Company may, based on its operating and development needs, authorize the increase of its capital pursuant to the Company’s Articles of Association.

The Company may increase its capital in the following ways:

(1)           by offering new shares for subscription by unspecified investors;

(2)           by placing new shares to its existing shareholders;

(3)           by allotting bonus shares to its existing shareholders;

(4)           to increase the share capital with common reserve fund;

(5)           by any other means which is permitted by the laws, administrative regulations and the competent department under the securities authority of the State Council.

After the Company’s increase of share capital by means of the issuance of new shares has been approved in accordance with the provisions of the Company’s Articles of Association, the issuance thereof should be made in accordance with the procedures set out in the relevant laws and administrative regulations of the State.

is hereby proposed to be amended as follows:

The Company may, based on its operating and development needs, authorize the increase of its capital pursuant to the Company’s Articles of Association and its appendices.

The Company may increase its capital in the following ways:

(1)           by offering new shares for subscription by unspecified investors;

(2)           by placing new shares to its existing shareholders;

(3)           by allotting bonus shares to its existing shareholders;

(4)           to increase the share capital with common reserve fund;

(5)           by any other means which is permitted by the laws, administrative regulations and authorized by the securities regulatory authorities of the State Council.

After the Company’s increase of share capital by means of the issuance of new shares has been approved in accordance with the provisions of the Articles of Association and its appendices, the issuance thereof should be made in accordance with the procedures set out in the relevant laws and administrative regulations of the State.

The current Article 26:

According to the provisions of the Company’s Articles of Association, the Company may reduce its registered capital. In so doing, it shall act according to the Company Law, other relevant provisions and these Articles of Association.

is hereby proposed to be amended as follows:

According to the provisions of the Articles of Association and its appendices, the Company may reduce its registered capital. In so doing, it shall act according to the Company Law, other relevant provisions and these Articles of Association and its appendices.

The current Article 27:

The Company must prepare a balance sheet and an inventory of assets when it reduces its registered capital.

The Company shall notify its creditors within ten (10) days of the date of the Company’s resolution for reduction of capital and shall publish an announcement in a newspaper at least three (3) times within thirty (30) days of the date of such resolution. A creditor has the right within thirty (30) days of receipt of the notice from the Company or, in the case of a creditor who does not receive such notice, within ninety (90) days of the date of the first public announcement, to require the Company to repay its debts or to provide a corresponding guarantee for such debt.

The Company’s registered capital may not, after the reduction in capital, be less than the minimum amount prescribed by law.

is hereby proposed to be amended as follows:

The Company must prepare a balance sheet and an inventory of assets when it reduces its registered capital.

The Company shall notify its creditors within ten (10) days of the date of the Company’s resolution for reduction of capital and shall publish an announcement in the newspaper(s) designated by the relevant securities regulatory authority in the jurisdiction where the securities of the Company are listed within thirty (30) days of the date of such resolution. A creditor has the right within thirty (30) days of receipt of the notice from the Company or, in the case of a creditor who does not receive such notice, within forty-five (45) days of the date of the announcement, to require the Company to repay its debts or to provide a corresponding guarantee for such debt.

The Company’s registered capital may not, after the reduction in capital, be less than the minimum amount prescribed by law.

The Company shall, in case of reducing registered capital, handle the alteration registration in the registration organs in accordance with the law.

The current Article 28:

The Company may, in accordance with the procedures set out in the Company’s Articles of Association and with the approval of the relevant governing authority of the State, repurchase its outstanding shares under the following circumstances:

(1)           cancellation of shares for the purposes of reducing its capital;

(2)           merging with another company that holds shares in the Company;

(3)           other circumstances permitted by laws and administrative regulations.

The Company shall repurchase its outstanding shares in accordance with the stipulations of Article 29 to Article 32.

is hereby proposed to be amended as follows:

The Company may, in accordance with the procedures set out in the Company’s Articles of Association and with the approval of the relevant governing authority of the State, repurchase its outstanding shares under the following circumstances:

(1)           cancellation of shares for the purposes of reducing its capital;

(2)           merging with another company that holds shares in the Company;

(3)           rewarding the employees of the Company;

(4)           requested by any shareholder to purchase his shares because this shareholder objects to the Company´s resolution on merger or division made by the assembly of shareholders;

(5)           other circumstances required by laws, administrative regulations and permitted by the State´s competent authorities.

Apart from the foregoing, the Company shall not purchase its own shares.

The Company shall repurchase its outstanding shares in accordance with the stipulations of Article 29 to Article 32.

The current Article 29:

The Company may repurchase shares in one of the following ways, with the approval of the relevant governing authority of the State:

(1)           by making an offer for the repurchase of shares to all its shareholders on a pro rata basis;

(2)           by repurchasing shares through public dealing on a stock exchange;

(3)           by repurchasing shares outside of the stock exchange by means of an off-market agreement;

(4)           by any other means which is permitted by the laws, administrative regulations and the securities regulatory organ of the State Council.

is hereby proposed to be amended as follows:

The Company may repurchase shares in one of the following ways, with the approval of the relevant governing authority of the State:

(1)           by making an offer for the repurchase of shares to all its shareholders on a pro rata basis;

(2)           by repurchasing shares through public dealing on a stock exchange;

(3)           by repurchasing shares outside of the stock exchange by means of an off-market agreement;

(4)           by any other means which is permitted by the State´s competent authorities.

The current Article 30:

The Company must obtain the prior approval of the shareholders in a general meeting in the manner stipulated in the Company’s Articles of Association before it can repurchase shares outside the stock exchange by means of an off-market agreement. The Company may, by obtaining the prior approval of the shareholders in a general meeting (in the same manner), rescind or vary any contract which has been so entered into or waive any right thereof.

A contract for the repurchase of shares referred to in the preceding paragraph includes (without limitation) an agreement to become liable to repurchase shares or an agreement to have the right to repurchase shares.

The Company may not assign any contract for the repurchase of its shares or any right contained in such contract.

is hereby amended as follows:

The Company must obtain the prior approval of the shareholders in a general meeting in the manner stipulated in the Articles of Association before it can repurchase shares outside the stock exchange by means of an off-market agreement. The Company may, by obtaining the prior approval of the shareholders in a general meeting (in the same manner), rescind or vary any contract which has been so entered into or waive any right thereof.

A contract for the repurchase of shares referred to in the preceding paragraph includes (without limitation) an agreement to become liable to repurchase shares or an agreement to have the right to repurchase shares.

The Company may not assign any contract for the repurchase of its shares or any right contained in such contract.

The current Article 31:

Shares which have been legally repurchased by the Company shall be cancelled within 10 days of completion of the repurchase (or such other shorter period as required by law or administrative regulations), and the Company shall apply to the original companies registration authority for registration of the change in its registered capital.

The aggregate par value of the cancelled shares shall be deducted from the Company’s registered share capital.

is hereby proposed to be amended as follows:

If the Company purchases shares of the Company due to reasons provided in Articles 29 (I) to (III), such purchase shall be decided by shareholders resolutions pursuant to the Articles of Association.

Where shares of the Company are purchased in accordance with Item (I) of Article 28, it shall be canceled as of ten days upon its purchase; where shares of the Company are purchased in accordance with Item (II) or (IV), it shall be transferred or canceled within six months upon its purchase.

Shares, purchased in line with Item (III) of Article 28, shall not exceed 5% of the total stock volume of the Company; the capital used for its purchase shall come from the after-tax profit hereof; the purchased stock shall be transferred to the staff of the Company within one year.

In the event of shares cancellation, the Company shall apply to the original companies registration authority for registration of the change in its registered capital.

The aggregate par value of the cancelled shares shall be deducted from the Company’s registered share capital.

The current Article 35.(4):

The following acts shall not be deemed to be acts prohibited by Article 33 of this Chapter:

(4)           a reduction of registered capital, a repurchase of shares of the Company or a reorganization of the share holding structure of the Company effected in accordance with the Company’s Articles of Association;

is hereby proposed to be amended as follows:

The following acts shall not be deemed to be acts prohibited by Article 33 of this Chapter:

(4)           a reduction of registered capital, a repurchase of shares of the Company or a reorganization of the share holding structure of the Company effected in accordance with the Articles of Association and its appendices;

The current Article 37:

The shares of the Company may be transferred, donated, inherited and pledged in accordance with the relevant laws,

administrative rules, regulations of the competent department(s) as well as these Articles of Association.

is hereby proposed to be amended as follows:

The shares of the Company may be transferred, donated, inherited and pledged in accordance with the relevant laws, administrative rules, regulations of the competent department(s) as well as the Articles of Association and its appendices.

The current Article 39:

The directors, supervisors, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company shall, during their term of office, declare to the Company regularly the Company’s shares held by them. During their term of office and within 6 months of their leaving, they may not transfer the Company’s shares held by them.

is hereby amended as follows:

The directors, supervisors and senior management personnel of the Company, during their tenure, shall periodically report to the Company of the status on their holding of the Company´s shares and any changes thereof; during their tenure the total number of shares transferred on an annual basis shall not exceed 25% of the total number of the shares of the Company held by them; the above personnel shall not transfer their shares of the Company they hold within one year from the listing of the relevant Company´s shares. The aforesaid personnel shall not transfer the Company´s shares held by them within six months after they leave their positions in the Company. The aforesaid shall not apply to the change in shareholding due to judicial enforcement, heritage, gift and distribution of estate by operation of laws.

The directors, supervisors and senior management personnel, who hold less than 1,000 shares of the Company, may transfer their shares once in all, but not subject to the aforesaid percentage restrictions.

The current Article 40:

If a shareholder who holds 5% or above of voting shares sells his shares in the Company within 6 months of his purchase or purchases again within 6 months of the sale, the profits thus made shall belong to the Company.

The preceding provision shall apply to senior officers prescribed in the articles of association of a legal person shareholder holding 5% or above of the voting shares in the Company, including but without limitation to its directors, supervisors and the president.

is hereby proposed to be deleted.

The current Article 41:

Share certificates of H-shares of the Company shall be signed by the Chairman of the Company’s board of directors. Where the stock exchange(s) on which the Company’s shares are listed require other directors and/or supervisors, president, vice-president, Chief Financial Officer and the secretary of the board of directors of the Company to sign on the share certificates, the share certificates shall also be signed by such officer(s). The share certificates shall take effect after being sealed or imprinted with the seal of the Company (or the Company chop for securities). The share certificate shall only be sealed with the Company’s seal or securities chop under the authorization of the board of directors. The signatures of the Chairman of the board of directors or other officer(s) of the Company may be printed in printed form.

is hereby proposed to be amended as follows:

Share certificates of the Company shall be signed by the Chairman of the Company’s board of directors. Where the stock exchange(s) on which the Company’s shares are listed require other directors and/or supervisors, and senior management personnel of the Company to sign on the share certificates, the share certificates shall also be signed by such officer(s). The share certificates shall take effect after being sealed or imprinted with the seal of the Company (or the Company chop for securities), or with the seal sign (or the Company´s specific security seal) in printed form. The share certificate shall only be sealed with the Company’s seal or securities chop under the authorization of the board of directors. The signatures of the Chairman of the board of directors or other officer(s) of the Company may be printed in printed form.

Where the stock of the Company is issued and/or traded without share certificate in printed form, it shall be in accordance with the regulations of the securities regulatory and management institutions of the Company´s listing place.

The current Article 45:

Different parts of the register of shareholders shall not overlap. No transfer of any shares registered in any part of the register shall, during the continuance of that registration, be registered in any other part of the register.

All Overseas-Listed Foreign-Invested Shares listed in Hong Kong which have been fully paid-up may be freely transferred in accordance with the Company’s Articles of Association. However, unless such transfer complies with the following requirements, the board of directors may refuse to recognize any instrument of transfer and would not need to provide any reason therefor:

(1)           a fee of HK$2.50 per instrument of transfer or such higher amount agreed by the Stock Exchange has been paid to the Company for registration of the instrument of transfer and other documents relating to or which will affect the right of ownership of the shares;

(2)           the instrument of transfer only relates to Overseas-Listed Foreign-Invested Shares listed in Hong Kong;

(3)           the stamp duty which is chargeable on the instrument of transfer has already been paid;

(4)           the relevant share certificate(s) and any other evidence which the board of directors may reasonably require to show that the transferor has the right to transfer the shares have been provided;

(5)           if it is intended that the shares be transferred to joint owners, the maximum number of joint owners shall not be more than four (4); and

(6)           the Company does not have any lien on the relevant shares.

All Overseas-Listed Foreign-Invested Shares listed in Hong Kong shall be transferred by an instrument in writing in any usual or common form or any other form which the directors may approve. The instrument of transfer of any share may only be executed by hand without seal, or if the assignor or the assignee is the recognized clearing house or its nominee, the share transfer form may be executed by hand or in mechanically-printed form. All instruments of transfer must be placed at the legal address of the Company or in other places as the Board of Directors may be specified at any time.

Amendments or rectification of the register of shareholders shall be made in accordance with the laws of the place where the register of shareholders is maintained.

is hereby proposed to be amended as follows:

Different parts of the register of shareholders shall not overlap. No transfer of any shares registered in any part of the register shall, during the continuance of that registration, be registered in any other part of the register. Amendments or rectification of the register of shareholders shall be made in accordance with the laws of the place where the register of shareholders is maintained.

All Overseas-Listed Foreign-Invested Shares listed in Hong Kong which have been fully paid-up may be freely transferred in accordance with the Articles of Association. However, unless such transfer complies with the following requirements, the board of directors may refuse to recognize any document of transfer and would not need to provide any reason therefor:

(1)           a fee of HK$2.50 per instrument of transfer or such higher amount agreed by the Stock Exchange has been paid to the Company for registration of the instrument of transfer and other documents relating to or which will affect the right of ownership of the shares;

(2)           the document of transfer only relates to Overseas-Listed Foreign-Invested Shares listed in Hong Kong;

(3)           the stamp duty which is chargeable on the document of transfer has already been paid;

(4)           the relevant share certificate(s) and any other evidence which the board of directors may reasonably require to show that the transferor has the right to transfer the shares have been provided;

(5)           if it is intended that the shares be transferred to joint owners, the maximum number of joint owners shall not be more than four (4); and

(6)           the Company does not have any lien on the relevant shares.

All Overseas-Listed Foreign-Invested Shares listed in Hong Kong shall be transferred by an instrument in writing in any usual or common form or any other form which the directors may approve. The instrument of transfer of any share may be executed by hand without seal, or if the assignor or the assignee is the recognized clearing house as defined in the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (“Recognized Clearing house”) or its nominee, the share transfer form may be executed by hand or in mechanically-printed form.

The current Article 46:

No change may be made in the register of shareholders as a result of a transfer of shares within thirty (30) days prior to the date of a shareholders’ general meeting or within five (5) days before the determination date for the Company’s distribution of dividends.

is hereby proposed to be amended as follows:

No change may be made in the register of shareholders as a result of a transfer of shares within thirty (30) days prior to the date of a shareholders’ general meeting or within five (5) days before the determination date for the Company’s distribution of dividends. Amendments or rectification of the A share register of shareholders shall be made in accordance with the domestic laws and regulations.

The current Article 47:

When the Company needs to convene a shareholders’ meeting for the purposes of determination, dividend distribution, for liquidation or for any other purpose which need to determine shareholdings, the board of directors shall determine a record date for the determination of shareholdings. The shareholders of the Company shall be such persons who appear in the register of shareholders at the close of such record date.

is hereby proposed to be amended as follows:

When the Company needs to convene a shareholders’ meeting for the purposes of determination, dividend distribution, for liquidation or for any other purpose which need to determine shareholdings, the convenor of the board of directors or shareholders meeting shall determine a record date for the determination of shareholdings. The shareholders of the Company shall be such persons who appear in the register of shareholders at the close of such record date.

The current Article 49:

For any person who is a registered shareholder or who claims to be entitled to have his name (title) entered in the register of shareholders in respect of shares in the Company may, if his share certificate (the “original certificate”) relating to the shares is lost, he may apply to the Company for a replacement share certificate in respect of such shares (the “Relevant Shares”).

Application by a holder of Domestic-Invested Shares, who has lost his share certificate, for a replacement share certificate shall be dealt with in accordance with Article 150 of the Company Law.

Application by a holder of Overseas-Listed Foreign-Invested Shares, who has lost his share certificate, for a replacement share certificate may be dealt with in accordance with the law of the place where the original register of shareholders of holders of Overseas-Listed Foreign-Invested Shares is maintained, the rules of the stock exchange or other relevant regulations.

The issue of a replacement share certificate to a holder of H Shares, who has lost his share certificate, shall comply with the following requirements:

(1)           The applicant shall submit an application to the Company in a prescribed form accompanied by a notarial certificate or a statutory declaration, of which the contents shall include the grounds upon which the application is made and the circumstances and evidence of the loss, and the declaration showing that no other person is entitled to have his name entered in the register of shareholders in respect of the Relevant Shares.

(2)           The Company has not received any declaration made by any person other than the applicant declaring that his name shall be entered in the register of shareholders in respect of such shares before it decides to issue a replacement share certificate to the applicant.

(3)           The Company shall, if it intends to issue a replacement share certificate, publish a notice of its intention to do so at least once every thirty (30) days within a period of ninety (90) consecutive days in such newspapers as may be prescribed by the board of directors.

(4)           The Company shall, prior to publication of its intention to issue a replacement share certificate, deliver to the stock exchange on which its shares are listed, a copy of the notice to be published and may publish the notice upon receipt of confirmation from such stock exchange that the notice has been exhibited in the premises of the stock exchange. Such notice shall be exhibited in the premises of the stock exchange for a period of ninety (90) days.

            In the case of an application which is made without the consent of the registered holder of the Relevant Shares, the Company shall deliver by mail to such registered shareholder a copy of the notice to be published.

(5)           If, by the expiration of the 90-day period referred to in paragraphs (3) and (4) of this Article, the Company has not received any objection from any person in respect of the issuance of the replacement share certificate, it may issue a replacement share certificate to the applicant pursuant to his application.

(6)           Where the Company issues a replacement share certificate pursuant to this Article, it shall forthwith cancel the original share certificate and document the cancellation of the original share certificate and issuance of a replacement share certificate in the register of shareholders accordingly.

(7)           All expenses relating to the cancellation of an original share certificate and the issuance of a replacement share certificate shall be borne by the applicant and the Company is entitled to refuse to take any action until reasonable guarantee is provided by the applicant therefore.

is hereby proposed to be amended as follows:

For any person who is a registered shareholder or who claims to be entitled to have his name (title) entered in the register of shareholders in respect of shares in the Company may, if his share certificate (the “original certificate”) relating to the shares is lost, he may apply to the Company for a replacement share certificate in respect of such shares (the “Relevant Shares”).

Application by a holder of Domestic-Invested Shares, who has lost his share certificate, for a replacement share certificate shall be dealt with in accordance with Article 144 of the Company Law.

Application by a holder of Overseas-Listed Foreign-Invested Shares, who has lost his share certificate, for a replacement share certificate may be dealt with in accordance with the law of the place where the original register of shareholders of holders of Overseas-Listed Foreign-Invested Shares is maintained, the rules of the stock exchange or other relevant regulations.

The issue of a replacement share certificate to a holder of H Shares, who has lost his share certificate, shall comply with the following requirements:

(1)           The applicant shall submit an application to the Company in a prescribed form accompanied by a notarial certificate or a statutory declaration, of which the contents shall include the grounds upon which the application is made and the circumstances and evidence of the loss, and the declaration showing that no other person is entitled to have his name entered in the register of shareholders in respect of the Relevant Shares.

(2)           The Company has not received any declaration made by any person other than the applicant declaring that his name shall be entered in the register of shareholders in respect of such shares before it decides to issue a replacement share certificate to the applicant.

(3)           The Company shall, if it intends to issue a replacement share certificate, publish a notice of its intention to do so at least once every thirty (30) days within a period of ninety (90) consecutive days in such newspapers as may be prescribed by the board of directors.

(4)           The Company shall, prior to publication of its intention to issue a replacement share certificate, deliver to the stock exchange on which its shares are listed, a copy of the notice to be published and may publish the notice upon receipt of confirmation from such stock exchange that the notice has been exhibited in the premises of the stock exchange. Such notice shall be exhibited in the premises of the stock exchange for a period of ninety (90) days.

            In the case of an application which is made without the consent of the registered holder of the Relevant Shares, the Company shall deliver by mail to such registered shareholder a copy of the notice to be published.

(5)           If, by the expiration of the 90-day period referred to in paragraphs (3) and (4) of this Article, the Company has not received any objection from any person in respect of the issuance of the replacement share certificate, it may issue a replacement share certificate to the applicant pursuant to his application.

(6)           Where the Company issues a replacement share certificate pursuant to this Article, it shall forthwith cancel the original share certificate and document the cancellation of the original share certificate and issuance of a replacement share certificate in the register of shareholders accordingly.

(7)           All expenses relating to the cancellation of an original share certificate and the issuance of a replacement share certificate shall be borne by the applicant and the Company is entitled to refuse to take any action until reasonable guarantee is provided by the applicant therefor.

The current Article 50:

Where the Company issues a replacement share certificate pursuant to the Company’s Articles of Association, as for a bona fide purchaser obtaining new share certificates referred to above or a shareholder registered as a owner of the shares (in case of a bona fide purchaser), his name (title) shall not be removed from the register of shareholders.

is hereby proposed to be amended as follows:

Where the Company issues a replacement share certificate pursuant to the Articles of Association, as for a bona fide purchaser obtaining new share certificates referred to above or a shareholder registered as a owner of the shares (in case of a bona fide purchaser), his name (title) shall not be removed from the register of shareholders.

The current Article 53:

The shareholders of ordinary shares of the Company shall enjoy the following rights:

(1)           the right to receive dividends and other distributions in proportion to their shareholdings;

(2)           the right to attend or appoint a proxy to attend shareholders’ general meetings and to vote thereat according to their shareholdings;

(3)           the right to supervise the Company’s business operations, the right to present proposals or to raise queries;

(4)           the right to transfer, donate and pledge shares in accordance with laws, administrative regulations and provisions of the Company’s Articles of Association;

(5)           subject to production of the relevant proofs of the type and quantity of shares that they are holding to the Company and verification of their identities of shareholders by the Company, the right to obtain relevant information in accordance with laws, administrative regulations and provisions of these Articles of Association, which information includes:

i.           the right to obtain a copy of the Company’s Articles of Association, subject to payment of costs;

ii.           the right to inspect and copy, subject to payment of a reasonable fee:

(i)           all parts of the register of shareholders;

(ii)           personal particulars of each of the Company’s directors, supervisors, president, vice-president, Chief Financial Officer and secretary of the board of directors, including:

(a)           present and former name and alias;

(b)           principal address (place of residence);

(c)           nationality;

(d)           primary and all other part-time occupations and duties;

(e)           identification documents and the numbers thereof;

(iii)          report on the state of the Company’s share capital;

(iv)          reports showing the aggregate par value, quantity, highest and lowest price paid in respect of each class of shares repurchased by the Company since the last accounting year and the aggregate amount paid by the Company for this purpose;

(v)           minutes of shareholders’ general meetings;

(vi)          regular reports and interim reports of the Company.

(6)           in the event of the termination or liquidation of the Company, the right to participate in the distribution of remaining assets of the Company in accordance with the number of shares held;

(7)           in the event that the resolution of a shareholders’ general meeting or board meeting is against the law or administrative rules and has infringed the legitimate interest of a shareholder, the shareholder shall have the right to commence legal proceedings to stop the illegal or infringing act and to ask the Company to bring a claim for compensation;

(8)           other rights conferred by laws, administrative regulations and these Articles of Association.

is hereby proposed to be amended as follows:

The shareholders of ordinary shares of the Company shall enjoy the following rights:

(1)           the right to receive dividends and other distributions in proportion to their shareholdings;

(2)           the right to require, convene, preside, attend or appoint a proxy to attend shareholders’ general meetings and to performing the relevant voting rights;

(3)           the right to supervise the Company’s business operations, the right to present proposals or to raise queries;

(4)           the right to transfer, donate and pledge shares in accordance with laws, administrative regulations and provisions of the Articles of Association and its appendices;

(5)           subject to production of the relevant proofs of the type and quantity of shares that they are holding to the Company and verification of their identities of shareholders by the Company, the right to obtain relevant information in accordance with laws, administrative regulations and provisions of these Articles of Association and its appendices, in which information includes:

i.           the right to obtain a copy of the Articles of Association and its appendices, subject to payment of costs;

ii.           the right to inspect and copy, subject to payment of a reasonable fee:

(i)           all parts of the register of shareholders;

(ii)           personal particulars of each of the Company’s directors, supervisors, senior management personnel including:

(a)           present and former name and alias;

(b)           principal address (place of residence);

(c)           nationality;

(d)           primary and all other part-time occupations and duties;

(e)           identification documents and the numbers thereof;

(iii)          report on the state of the Company’s share capital;

(iv)          counterfoil of the Company´s debenture;

(v)           reports showing the aggregate par value, quantity, highest and lowest price paid in respect of each class of shares repurchased by the Company since the last accounting year and the aggregate amount paid by the Company for this purpose;

(vi)          minutes of shareholders’ general meetings, resolutions of the directors meetings and supervisors meetings, and financial statements;(6)in the event of the termination or liquidation of the Company, the right to participate in the distribution of remaining assets of the Company in accordance with the number of shares held;

(7)           the right to demand the Company to withdraw the shares of the shareholder who raise an objection to the merger and division resolution made in the shareholders´ meeting;

(8)           in the event that the resolution of a shareholders’ general meeting or board meeting is against the law or administrative rules and has infringed the legitimate interest of a shareholder, the shareholder shall have the right to commence legal proceedings to stop the illegal or infringing act and to ask the Company to bring a claim for compensation;

(9)           other rights conferred by laws, administrative regulations and the Articles of Association and its appendices.

The current Article 54:

The shareholders of ordinary shares of the Company shall assume the following obligations:

(1)           to comply with these Articles of Association;

(2)           to pay subscription money according to the number of shares subscribed and the method of subscription;

(3)           not to retire from being a shareholder unless required by law or administrative regulations;

(4)           other obligations imposed by laws, administrative regulations and these Articles of Association.

Shareholders are not liable to make any further contribution to the share capital other than according to the terms which were agreed by the subscriber of the relevant shares at the time of subscription.

is hereby proposed to be amended as follows:

The shareholders of ordinary shares of the Company shall assume the following obligations:

(1)           to comply with these Articles of Association and its appendices;

(2)           to pay subscription money according to the number of shares subscribed and the method of subscription;

(3)           not to retire from being a shareholder unless required by law or administrative regulations;

(4)           not abusing the shareholder´s right to infringe the interest of the Company or other shareholders; not abusing the independent position of the legal person and the limited liability of the shareholder of the Company to impair the interest of the creditor of the Company; where the shareholder´s abuse of its power has caused damage to other shareholders, it shall honor its compensation obligations in accordance with the law; where the shareholder´s abuse of its independent position and shareholder´s limited liability and evasion of its debt have caused serious damage to the creditor´s interest, it shall bear joint liability upon the debt of the company;

(5)           other obligations imposed by laws, administrative regulations and the Articles of Association and its appendices.

Shareholders are not liable to make any further contribution to the share capital other than according to the terms which were agreed by the subscriber of the relevant shares at the time of subscription.

The current Article 55:

In addition to the obligations imposed by laws and administrative regulations or required by the listing rules of the stock exchange on which the Company’s shares are listed, a controlling shareholder shall not exercise his voting rights in respect of the following matters in a manner prejudicial to the interests of all or part of the shareholders of the Company:

(1)           act honestly in the best interests of the Company in removing a director or supervisor;

(2)           to approve the expropriation by a director or supervisor (for his own benefit or for the benefit of another person) of the Company’s assets in any way, including (without limitation to) opportunities which are beneficial to the Company;

(3)           to approve the expropriation by a director or supervisor (for his own benefit or for the benefit of another person) of the individual interest of other shareholders, including (but without limitation to) rights to distributions and voting rights (excluding a restructuring which has been submitted for approval by the shareholders in a general meeting in accordance with the Company’s Articles of Association).

is hereby proposed to be amended as follows:

In addition to the obligations imposed by laws and administrative regulations or required by the listing rules of the stock exchange on which the Company’s shares are listed, a controlling shareholder shall not exercise his voting rights in respect of the following matters in a manner prejudicial to the interests of all or part of the shareholders of the Company:

(1)           act honestly in the best interests of the Company in removing a director or supervisor;

(2)           to approve the expropriation by a director or supervisor (for his own benefit or for the benefit of another person) of the Company’s assets in any way, including (without limitation to) opportunities which are beneficial to the Company;

(3)           to approve the expropriation by a director or supervisor (for his own benefit or for the benefit of another person) of the individual interest of other shareholders, including (but without limitation to) rights to distributions and voting rights (excluding a restructuring which has been submitted for approval by the shareholders in a general meeting in accordance with the Articles of Association and its appendices).

The current Article 56:

For the purpose of the foregoing Article, a “controlling shareholder” means a person who satisfies any one of the following conditions:

(1)           a person who, acting alone or in concert with others, has the power to elect more than half of the board of directors;

(2)           a person who, acting alone or in concert with others, has the power to exercise 30% or more or has power to control the exercise of 30% or more of the voting rights in the Company;

(3)           a person who, acting alone or in concert with others, holds 30% or more of the issued and outstanding shares of the Company;

(4)           a person who, acting alone or in concert with others, has de facto control of the Company in any other way.

”Acting in concert” referred to above means the acting of two or more persons by agreement (whether verbal or in writing) so as to gain or strengthen the control of the Company through the acquisition of voting rights in the Company by either of them.

is hereby proposed to be amended as follows:

For the purpose of the foregoing Article, a “controlling shareholder” means a person who satisfies any one of the following conditions:

(1)           a person who, acting alone or in concert with others, has the power to elect more than half of the board of directors;

(2)           a person who, acting alone or in concert with others, has the power to exercise 30% or more or has power to control the exercise of 30% or more of the voting rights in the Company;

(3)           a person who, acting alone or in concert with others, holds 30% or more of the issued and outstanding shares of the Company;

(4)           a person who, acting alone or in concert with others, has de facto control of the Company in any other way.

Article 55 is hereby proposed to be added as follows:

The controlling shareholders, the actual shareholding controllers, directors, supervisors and senior management personnel shall not abuse their correlative relationship to cause damage to the Company. Where they cause damage to the Company due to breach of rules, they shall bear their compensation obligations.

The controlling shareholders and the actual shareholding controllers shall act faithfully and assume responsibility to the company and other public shareholders. The controlling shareholders shall fulfil strictly the rights of subscriber and buyer in accordance with the laws, shall not impair lawful rights of the Company and other public shareholders by such means as interest distribution, capital reorganization, foreign investment, occupation of funds, loan guarantee, and shall not utilize its controlling position to cause damage to the interest of the Company and other public shareholders.

An “actual controller” refers to anyone who is not a shareholder but is able to hold actual control of the acts of the Company by means of investment relations, agreements or any other arrangements.

“Connection relationship” refers to the relationship between the controlling shareholders, actual controllers, directors, supervisors, or senior management personnel of the Company and the enterprise directly or indirectly controlled thereby and any other relationship that may lead to the transfer of any interest of the Company. However, the enterprises controlled by the state do not incur a connection relationship simply because their shares are controlled by the state.

The current Article 57:

The shareholders’ general meeting is the organ of authority of the Company and shall exercise its functions and powers in accordance with law.

The Company shall draw up “Rules and Procedures for the Shareholders’ General Meetings” for implementation after being approved by the shareholders in a general meeting. The Rules and Procedures for the Shareholders’ General Meetings shall include the followings:

(1)           functions and powers of the shareholders general meetings;

(2)           authorities given by the shareholders’ general meetings to the board of directors;

(3)           procedures for the convening of a shareholders’ general meeting, which include the putting forward, collection and approval of motions and notices of meetings and any change thereto, registration of the meeting, convening of, voting and resolutions made in the meeting, adjournments, past-session matters and announcements, etc.;

(4)           other matters deemed necessary by the shareholders’ general meeting.

The Rules and Procedures for the Shareholders’ General Meetings is an integral part of and has the same legal effect as these Articles of Association.

is hereby proposed to be amended as follows:

The shareholders’ general meeting is the organ of authority of the Company and shall exercise its functions and powers in accordance with law.

The Company shall formulate “Rules and Procedures for the Shareholders’ General Meetings” for implementation after being approved by the shareholders in a general meeting. The Rules and Procedures for the Shareholders’ General Meetings shall include the followings:

(1)           functions and powers of the shareholders general meetings;

(2)           authorities given by the shareholders’ general meetings to the board of directors;

(3)           procedures for the convening of a shareholders’ general meeting, which include the putting forward and collection of motions, and notices of meetings and any change thereto, registration of the meeting, convening of, voting and resolutions made in the meeting, adjournments, past-session matters and announcements, etc.;

(4)           other matters deemed necessary by the shareholders’ general meeting.

The Rules and Procedures for the Shareholders’ General Meetings is an integral part of and has the same legal effect as these Articles of Association, to be decided by the Board of Directors and approved at the Shareholders General Meetings.

The current Article 58:

The shareholders’ general meeting shall have the following functions and powers:

(1)           to decide on the Company’s operational policies and investment plans;

(2)           to elect and replace directors and to decide on matters relating to the remuneration and liability insurance of directors;

(3)           to elect and replace supervisors who are shareholder representatives and to decide on matters relating to the remuneration and liability insurance of supervisors;

(4)           to examine and approve the board of directors’ reports;

(5)           to examine and approve the supervisory committee’s reports;

(6)           to examine and approve the Company’s profit distribution plans and loss recovery plans;

(7)           to examine and approve the Company’s proposed annual preliminary and final financial budgets;

(8)           to pass resolutions on the increase or reduction of the Company’s registered capital;

(9)           to pass resolutions on matters such as merger, division, dissolution and liquidation of the Company;

(10)         to pass resolutions on the issue of debentures by the Company;

(11)         to pass resolutions on the appointment, dismissal and non-reappointment of the accountants of the Company;

(12)         to amend the Company’s Articles of Association and its appendices (including the Rules and Procedures for the Shareholders’ General Meetings, Rules and Procedures for the Board of Directors’ Meetings and Rules and Procedures for the Supervisors’ Meetings);

(13)         to consider motions raised by the supervisory committee or shareholders who represent 5% or more of the total number of voting shares of the Company at annual general meetings;

(14)         to decide on other matters which, according to laws, administrative regulations, regulations of the competent department(s) or these Articles of Association, need to be approved by shareholders in general meetings;

is hereby proposed to be amended as follows:

The shareholders’ general meeting shall have the following functions and powers:

(1)           to decide on the Company’s operational policies and investment plans;

(2)           to elect and replace directors and to decide on matters relating to the remuneration of directors;

(3)           to elect and replace supervisors assumed by non-representatives of the employees and to decide on matters relating to the remuneration of supervisors;

(4)           to examine and approve the board of directors’ reports;

(5)           to examine and approve the supervisory committee’s reports;

(6)           to examine and approve the Company’s profit distribution plans and loss recovery plans;

(7)           to examine and approve the Company’s proposed annual preliminary and final financial budgets;

(8)           to pass resolutions on the increase or reduction of the Company’s registered capital;

(9)           to pass resolutions on matters such as merger, division, dissolution, liquidation or change of the corporate form of the Company;

(10)         to pass resolutions on the issue of debentures by the Company;

(11)         to pass resolutions on the appointment, dismissal and non-reappointment of the accountants of the Company;

(12)         to amend the Articles of Association and its appendices (including the Rules and Procedures for the Shareholders’ General Meetings, Rules and Procedures for the Board of Directors’ Meetings and Rules and Procedures for the Supervisors’ Meetings);

(13)         to consider motions raised by the supervisory committee or shareholders who represent 3% or more of the total number of voting shares of the Company;

(14)         to examine and approve the guarantee particulars prescribed in Article 58;

(15)         to examine such proceedings as the purchased and sold assets in one year by the Company exceed 30% of the audited total assets of the Company of the latest term;

(16)         to examine, approve and alter the proceedings for the usage of the collected fund;

(17)         to examine stock-based incentive plan; and

(18)         to decide on other matters which, according to laws, administrative regulations, regulations of the competent department(s) or the Articles of Association and its appendices, need to be approved by shareholders in general meetings;

Article 58 is hereby proposed to be added as follows:

The below external guarantee acts shall be approved by the shareholders meeting.

(1)           any guarantee after the total external guarantee volume of the Company and its controlling subsidiaries reaches or exceeds 50% of the latest audited net assets of the latest term;

(2)           any guarantee after the total external guarantee volume of the Company reaches or exceeds 30% of the latest audited net assets of the latest term;

(3)           the guarantee provided to the guarantee objective whose asset liability ratio exceeds 70%;

(4)           the single guarantee volume exceeds 5% of the latest audited net assets;

(5)           the guarantee provided to shareholders, the actual controller and connected persons;

(6)           any other external guarantee regulated by laws, administrative regulations, rules of competent authorities and regulatory rules of the listing place.

The current Article 59:

Matters which shall be determined by the shareholders in a general meeting according to the laws, administrative regulations, regulations of the competent departments or these Articles of Association and its appendices must be discussed by the shareholders in a general meeting in order to protect the shareholders’ right of decision on those matters. Where necessary and reasonable, the board of directors or its secretary may be appointed in a shareholders’ general meeting to determine (if so authorized in the general meeting) specific matters which are related to the matters to be resolved and are not possible or not necessary to be determined in that general meeting. Please see the Rules and Procedures for the Shareholders’ General Meetings for the form of authorization by shareholders to the board of directors in a shareholders’ general meeting to determine major matters of the Company.

If the shareholders authorize the board of directors or its secretary in a general meeting to determine matters which shall be determined by ordinary resolutions, the matter should be resolved by more than one-half of the attending shareholders (including their proxy) who have voting rights; if the authorization relates to matters which shall be determined by special resolutions, the matter should be resolved by more than two-thirds of the attending shareholders (including their proxy) who have voting rights. The authorization should be clear and specific.

is hereby proposed to be amended as follows:

Matters which shall be determined by the shareholders in a general meeting according to the laws, administrative regulations, regulations of the competent departments or the Articles of Association and its appendices must be discussed by the shareholders in a general meeting in order to protect the shareholders’ right of decision on those matters. Where necessary and reasonable, the board of directors, directors or its secretary may be appointed in a shareholders’ general meeting to determine (if so authorized in the general meeting) specific matters which are related to the matters to be resolved and are not possible or not necessary to be determined in that general meeting. Please see the Rules and Procedures for the Shareholders’ General Meetings for the form of authorization by shareholders to the board of directors in a shareholders’ general meeting to determine major matters of the Company.

If the shareholders authorize the board of directors, directors or its secretary in a general meeting to determine matters which shall be determined by ordinary resolutions, the matter should be resolved by more than one-half of the attending shareholders (including their proxy) who have voting rights; if the authorization relates to matters which shall be determined by special resolutions, the matter should be resolved by more than two-thirds of the attending shareholders (including their proxy) who have voting rights. The authorization should be clear and specific.

The current Article 60:

Unless prior approval of shareholders in the form of a special resolution is obtained in a general meeting, the Company shall not enter into any contract with any person other than the directors, supervisors, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company pursuant to which such person shall be responsible for the management and administration of the whole or any substantial part of the Company’s business.

is hereby proposed to be amended as follows:

Unless prior approval of shareholders in the form of a special resolution is obtained in a general meeting, the Company shall not enter into any contract with any person other than the directors, supervisors, senior management personnel pursuant to which such person shall be responsible for the management and administration of the whole or any substantial part of the Company’s business.

The current Article 61:

Shareholders’ general meetings are divided into annual general meetings (“AGM”) and extraordinary general meetings (“EGM”). Unless otherwise provided in these Articles of Association and its appendices and the Rules and Procedures for the Shareholders’ General Meetings, shareholders’ general meetings shall be convened by the board of directors.

is hereby proposed to be amended as follows:

Shareholders’ general meetings are divided into annual general meetings (“AGM”) and extraordinary general meetings (“EGM”). Unless otherwise provided in the Articles of Association and its appendices and the Rules and Procedures for the Shareholders’ General Meetings, shareholders’ general meetings shall be convened by the board of directors.

The current Article 62:

AGMs are held once every year and within six (6) months from the end of the preceding accounting year. At least the following matters should be resolved in an AGM:

(1)           examination of the board of directors’ annual report;

(2)           examination of the supervisory committee’s annual report;

(3)           examination of the Company’s profit distribution proposal;

(4)           examination of the Company’s audited final budgets for the preceding year;

(5)           engagement, removal or non-renewal of the appointment of the accounting firm by the Company and determination of the remuneration of the accounting firm so engaged.

Matters to be considered in an AGM including but without limitation to the above matters, and any matter that could be considered in a general meeting may be considered in an AGM.

In an AGM, the supervisory committee and shareholders who individually or jointly hold 5% or more of the Company’s voting shares shall have the right to put forward provisional motions.

is hereby proposed to be amended as follows:

AGMs are held once every year and within six (6) months from the end of the preceding accounting year. At least the following matters should be resolved in an AGM:

(1)           examination of the board of directors’ annual report;

(2)           examination of the supervisory committee’s annual report;

(3)           examination of the Company’s profit distribution proposal;

(4)           examination of the Company’s audited final budgets for the preceding year;

(5)           engagement, removal or non-renewal of the appointment of the accounting firm by the Company and determination of the remuneration of the accounting firm so engaged.

Matters to be considered in an AGM including but without limitation to the above matters, and any matter that could be considered in a general meeting may be considered in an AGM.

The current Article 63:

The board of directors shall convene an EGM within two (2) months after the occurrence of any one of the following events:

(1)           where the number of directors is less than the number stipulated in the Company Law or two-thirds of the number specified in the Company’s Articles of Association and its appendices;

(2)           where the unrecovered losses of the Company amount to one-third of the total amount of its share capital;

(3)           where shareholder(s) who individually or jointly hold 10% or more of the Company’s issued and outstanding voting shares (not including voting by proxy) request(s) in writing for the convening of an EGM;

(4)           whenever the board of directors deems necessary or the supervisory committee so requests;

(5)           other circumstances provided by these Articles of Association and its appendices.

The shareholdings referred to in item (3) above shall be calculated as at the date of written request of the shareholders.

is hereby proposed to be amended as follows:

The board of directors shall convene an EGM within two (2) months after the occurrence of any one of the following events:

(1)           where the number of directors is less than the number stipulated in the Company Law or two-thirds of the number specified in the Articles of Association and its appendices;

(2)           where the unrecovered losses of the Company amount to one-third of the total amount of its actually received share capital;

(3)           where shareholder(s) who individually or jointly hold 10% or more of the Company’s issued and outstanding voting shares request(s) in writing for the convening of an EGM;

(4)           whenever the board of directors deems necessary or the supervisory committee so requests;

(5)           other circumstances provided by laws, administrative regulations, regulations from competent authorities and the Articles of Association and its appendices.

The shareholdings referred to in item (3) above shall be calculated on the basis of number of shares held as at the date of written request of the shareholders.

Article 64 is hereby proposed to be added as follow:

The place for convention of the shareholders meeting shall be: city where the Company´s registered address is or any other place designated by the board of directors. The shareholders meeting shall prepare the meeting place and be convened in the form of on-site meeting. The Company could also provide Internet or other means for the convenient attendance of the shareholders, and clearly state the voting time, procedures and the means to identify the shareholders in the notice of the shareholders meeting if the Internet or other means is adopted as voting method. Such shareholders as attend the meeting by the aforesaid means shall be deemed presence.

The current Article 64:

Any request for the board of directors to hold an AGM or class meeting made by the supervisory committee or shareholders who individually or jointly hold 10% of the Company’s voting shares entitling them to vote in that proposed meeting shall be dealt with according to the provisions of the Rules and Procedures for the Shareholders’ General Meetings.

If a meeting is convened by the shareholders themselves where the board of directors has not given the required consent under the Rules and Procedures for the Shareholders’ General Meetings to the same, the reasonable expenses thus incurred shall be borne by the Company and paid out of the money payable by the Company to the negligent director(s).

is hereby proposed to be amended as follows:

Any request for the board of directors to hold an AGM or class meeting made by the supervisory committee or shareholders who individually or jointly hold 10% of the Company’s voting shares entitling them to vote in that proposed meeting shall be dealt with according to the provisions of the Rules and Procedures for the Shareholders’ General Meetings.

If a meeting is lawfully convened by the shareholders themselves where the board of directors has not given the required consent under the Rules and Procedures for the Shareholders’ General Meetings to the same, the reasonable expenses thus incurred shall be borne by the Company and paid out of the money payable by the Company to the negligent director(s).

The current Article 65:

If the number of members of the board of directors falls short of the number prescribed by the Company Law or is less than two-thirds of the number prescribed in these Articles of Association, or if the Company’s non-recovered loss has amounted to one third of the share capital and the board of directors has failed to call for an EGM in the prescribed time, shareholders may call for an EGM on their own according to the prescribed procedures of the Rules and Procedures for the Shareholders’ General Meetings.

is hereby proposed to be deleted.

The current Article 66:

Any shareholders who individually or jointly hold 10% or more of the voting shares entitling them to vote in the proposed meeting have any dispute as to the board of directors’ non-inclusion of their motion into the agenda may, according to the prescribed procedures of the Rules and Procedures for the Shareholders’ General Meetings, ask for the convening of an EGM.

is hereby proposed to be deleted.

The current Article 67:

A motion of a shareholders’ general meeting is a discussion paper of a matter which should be discussed in a general meeting and shareholders should resolve on the specific motion in a general meeting. The contents, form and issuing procedures of a motion shall comply with the requirements of the Rules and Procedures for the Shareholders’ General Meetings.

is hereby proposed to be deleted.

The current Article 68:

When the Company convenes a shareholders’ general meeting, written notice of the meeting shall be given forty-five (45) days (including the date of the meeting) before the date of the meeting to notify all of the shareholders whose names appear in the share register of the matters to be considered and the date and place of the meeting. The contents, form and issuing procedures of the notice shall comply with the requirements of the Rules and Procedures for the Shareholders’ General Meetings.

is hereby proposed to be amended as follows:

When the Company convenes a shareholders’ general meeting, a notice of the meeting shall be given forty-five (45) days (including the date of the meeting) before the date of the meeting. The contents, form and issuing procedures of the notice shall comply with the requirements of the Rules and Procedures for the Shareholders’ General Meetings.

The current Article 69:

Any shareholder who is entitled to attend and vote at a general meeting of the Company shall be entitled to appoint one (1) or more persons (whether such person is a shareholder or not) as his proxy or proxies to attend and vote on his behalf, and a proxy so appointed shall be entitled to exercise the following rights pursuant to the authorization from that shareholder:

(1)           the shareholders’ right to speak at the meeting;

(2)           the right to demand or join in demanding a poll;

(3)           the right to vote by hand or on a poll, but a proxy of a shareholder who has appointed more than one (1) proxy may only vote on a poll.

If the said shareholder is a recognized clearing house as defined by Securities and Futures (Clearing House) Ordinance (Chapter 420 of Hong Kong Law) or the Securities and Futures Ordinance, the shareholder may authorize one or more suitable person to act as its representative at any shareholders’ general meeting or any kinds of shareholders’ general meeting; however, if more than one person are authorized, the power of attorney shall clearly indicate the number and types of the stocks involved by way of the said authorization. The persons after such authorization may represent the recognized clearing house (or its “proxy”) to exercise the rights, as if they were the individual shareholders of the Company.

is hereby proposed to be amended as follows:

All shareholders or their agent registered on the stock registration date have the right to attend the shareholders meeting and make resolution in accordance with the relevant laws, rules and the Articles of Association and its appendices. Any shareholder who is entitled to attend and vote at a general meeting may attend the shareholders meeting of their own, or appoint one (1) or more persons (whether such person is a shareholder or not) as his proxy or proxies to attend and vote on his behalf, and a proxy so appointed shall be entitled to exercise the following rights pursuant to the authorization from that shareholder:

(1)           the shareholders’ right to speak at the meeting;

(2)           the right to demand or join in demanding a poll;

(3)           the right to vote by hand or on a poll, but a proxy of a shareholder who has appointed more than one (1) proxy may only vote on a poll.

If the said shareholder is a Recognized Clearing House, the shareholder may authorize one or more suitable person to act as its representative at any shareholders’ general meeting or any kinds of shareholders’ general meeting; however, if more than one person are authorized, the power of attorney shall clearly indicate the number and types of the stocks involved by way of the said authorization. The persons after such authorization may represent the recognized clearing house (or its “proxy”) to exercise the rights, as if they were the individual shareholders of the Company.

The current Article 70:

The instrument appointing a proxy to attend the general meeting shall be in writing clearly indicating the number of shares of the appointor represented by the proxy and shall be under the hand of the appointor or his attorney duly authorized in writing, or if the appointor is a legal person, either under seal or under the hand of a director or a duly authorized attorney. If several proxies are appointed, such written instrument shall clearly indicate the number of shares of the appointor represented by each proxy. The remaining contents and form of the instrument shall comply with the requirements of the Rules and Procedures for the Shareholders’ General Meetings.

is hereby proposed to be amended as follows:

The instrument appointing a proxy to attend the general meeting shall be in writing clearly indicating the number of shares of the appointor represented by the proxy and shall be under the hand of the appointor or his attorney duly authorized in writing, or if the appointor is a legal person, either under seal or under the hand of a director or a duly authorized attorney. If several proxies are appointed, such written instrument shall clearly indicate the number of shares of the appointor represented by each proxy. The remaining contents and form of the instrument shall comply with the requirements of the Rules and Procedures for the Shareholders’ General Meetings.

(Typos in Chinese Version)

The current Article 73:

Apart from the independent directors, the Company’s board of directors and shareholders who meet the relevant requirements may also collect from other shareholders of the Company the rights to vote in a shareholders’ general meeting. The collection of voting rights shall be without consideration with sufficient disclosure of information to the shareholders from whom voting rights are being collected.

is hereby proposed to be amended as follows:

The Company’s board of directors, independent directors and shareholders who meet the relevant requirements may collect from other shareholders of the Company the rights to vote in a shareholders’ general meeting. The collection of voting rights shall be without consideration with sufficient disclosure of information to the shareholders from whom voting rights are being collected.

The current Article 74:

Where the shareholders meeting is deliberation the connected transactions, the shareholders who are connected persons shall not participate in the vote, and the number of its represented stock shall not be calculated in the total number of valid votes; the announcement of the shareholders meeting shall fully reveal the vote of the shareholders who are not connected persons.

If any shareholder are required to abstain from voting or may only vote for or against a matter according to the Rules Governing the Listing of Securities of the Hong Kong Stock Exchange Limited, any vote by such shareholder or his proxy in violation of the relevant rules or restrictions referred to above shall not be counted in the voting results.

is hereby proposed to be amended as follows:

Where the shareholders meeting is deliberation the connected transactions, the shareholders who are connected persons shall not participate in the vote, and the number of its represented stock shall not be calculated in the total number of valid votes; the announcement of the shareholders meeting shall fully reveal the vote of the shareholders who are not connected persons.

If any shareholder are required to abstain from voting or may only vote for or against a matter according to the Rules Governing the Listing of Securities of the Hong Kong Stock Exchange Limited, any vote by such shareholder or his proxy in violation of the relevant rules or restrictions referred to above shall not be counted in the voting results.

The current Article 75:

A shareholder (including a proxy), when voting at a shareholders’ general meeting, may exercise such voting rights as are attached to the number of voting shares which he represents except when the accumulated voting system under Article 103 hereof regarding election of directors is adopted in which case one (1) vote is attached to each share. Please refer to the Rules and Procedures for the Shareholders’ General Meetings for the implementation of the accumulated voting system.

is hereby proposed to be amended as follows:

A shareholder (including a proxy), when voting at a shareholders’ general meeting, may exercise such voting rights as are attached to the number of voting shares which he represents except when the accumulated voting system under Article 102 hereof regarding election of directors is adopted in which case one (1) vote is attached to each share. Please refer to the Rules and Procedures for the Shareholders’ General Meetings for the implementation of the accumulated voting system.

Shares of the Company held by the Company shall not enjoy voting rights and shall not be calculated in the total number of shares with voting rights held by the present shareholders.

The current Article 80:

Resolutions of shareholders’ general meetings shall be divided into ordinary resolutions and special resolutions.

An ordinary resolution must be passed by votes representing more than one-half of the voting rights represented by the shareholders (including their proxy) present at the meeting.

A special resolution must be passed by votes representing more than two-thirds of the voting rights represented by the shareholders (including their proxy) present at the meeting.

The shareholders (including their proxy) attending the meeting shall clearly show approval or objection to every matter to be voted on. As for the unpolled vote or abstention, the Company will not treat it as the vote with voting right when calculating the voting result of this matter.

is hereby proposed to be amended as follows:

Resolutions of shareholders’ general meetings shall be divided into ordinary resolutions and special resolutions.

An ordinary resolution must be passed by votes representing more than one-half of the voting rights represented by at least half of the shareholders (including their proxy) present at the meeting.

A special resolution must be passed by votes representing more than two-thirds of the voting rights represented by the shareholders (including their proxy) present at the meeting.

The shareholders (including their proxy) attending the meeting shall clearly show approval or objection to every matter to be voted on. As for the unpolled vote or abstention, the Company will not treat it as the vote with voting right when calculating the voting result of this matter.

The current Article 81:

The following matters shall be resolved by an ordinary resolution at a shareholders’ general meeting:

(1)           work reports of the board of directors and the supervisory committee;

(2)           profit distribution plans and loss recovery plans formulated by the board of directors;

(3)           removal of members of the board of directors and members of the supervisory committee who are shareholders’ representatives, their remuneration and manner of payment and their liability insurance;

(4)           annual preliminary and final budgets, balance sheets and profit and loss accounts and other financial statements of the Company;

(5)           matters other than those which are required by the laws and administrative regulations or by the Company’s Articles of Association to be adopted by special resolution.

is hereby proposed to be amended as follows:

The following matters shall be resolved by an ordinary resolution at a shareholders’ general meeting:

(1)           work reports of the board of directors and the supervisory committee;

(2)           profit distribution plans and loss recovery plans formulated by the board of directors;

(3)           appointment and removal of members of the board of directors and supervisors assumed by non-representatives of the employees, their remuneration and manner of payment;

(4)           annual preliminary and final budgets, balance sheets and profit and loss accounts and other financial statements of the Company;

(5)           matters other than those which are required by the laws and administrative regulations or by the Articles of Association and its appendices to be adopted by special resolution.

The current Article 82:

The following matters shall be resolved by a special resolution at a shareholders’ general meeting:

(1)           the increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;

(2)           the issue of debentures of the Company;

(3)           the division, merger, dissolution and liquidation of the Company;

(4)           amendment of the Company’s Articles of Association;

(5)           repurchase of the Company’s shares;

(6)           any other matters considered by the shareholders in general meeting, and resolved by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and should be adopted by special resolutions.

is hereby proposed to be amended as follows:

The following matters shall be resolved by a special resolution at a shareholders’ general meeting:

(1)           the increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;

(2)           the issue of debentures of the Company;

(3)           the division, merger, dissolution, change of corporate form and liquidation of the Company;

(4)           amendment of the Articles of Association and its appendices;

(5)           where the purchase or sale of assets or amount of guarantee exceeds 30% of the latest audited total assets;

(6)           stock incentive plan;

(7)           any other matters required by laws, administrative regulations or the Articles of Association and its appendices, and those considered by the shareholders in general meeting, and resolved by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and should be adopted by special resolutions.

The current Article 86:

Records of Meetings shall be prepared for shareholders’ general meetings and signed by attending directors and the recording person. If there is no director attending in the general meeting, the records of meeting shall be signed by the shareholder or proxy of shareholder chairing the meeting and the recording person. The contents and form of the records of meeting shall comply with the requirements of the Rules and Procedures for the Shareholders’ General Meetings.

The minutes of meeting shall be prepared for all resolutions adopted at shareholders’ general meetings. The records and minutes of the meeting shall be made in Chinese. The minutes, together with the shareholders’ attendance lists and proxy forms shall be treated as a Company file and kept by the secretary of the board of directors at the Company’s place of residence.

is hereby proposed to be amended as follows:

The convener should be responsible for the authenticity, accuracy and completeness of the minutes of meetings. The present directors, supervisors, secretary of the board of directors, the convener or its agent, and the presider shall sign their names in the minutes of the meeting. The contents and form of the records of meeting shall comply with the requirements of the Rules and Procedures for the Shareholders’ General Meetings.

The minutes of the shareholders meetings, together with the shareholders’ attendance lists and proxy forms, other valid information in relation to the voting by way of Internet or other means shall be treated as a Company file and kept by the secretary of the board of directors at the Company’s place of residence for at least 10 years.

Article 86 is hereby proposed to be added as follow:

Where the shareholders meeting passes the resolutions including bonus in cash, bonus in shares or converted and increased capital stock of cumulative fund, the Company shall give effect to the detailed plan within two years after the conclusion of the shareholders meeting. In respect of the aforesaid profit distribution plan, the board of directors of the Company shall complete the issue and distribution of dividend (or shares) within two months as of the convention of the shareholders meeting.

The current Article 88:

Those shareholders who hold different classes of shares are class shareholders.

Class shareholders shall enjoy rights and assume obligations in accordance with laws, administrative regulations and the Company’s Articles of Association.

is hereby proposed to be amended as follows:

Those shareholders who hold different classes of shares are class shareholders.

Class shareholders shall enjoy rights and assume obligations in accordance with laws, administrative regulations and the Articles of Association.

The current Article 89:

Rights conferred on any class of shareholders (“class rights”) may not be varied or abrogated save with the approval of a special resolution of shareholders in a general meeting and by holders of shares of that class at a separate meeting conducted in accordance with Articles 91 to 95 hereof.

is hereby proposed to be amended as follows:

Rights conferred on any class of shareholders (“class rights”) may not be varied or abrogated save with the approval of a special resolution of shareholders in a general meeting and by holders of shares of that class at a separate meeting conducted in accordance with Articles 90 to 94 hereof.

The current Article 91:

Affected class shareholders, whether or not otherwise having the right to vote at shareholders’ general meetings, have the right to vote at class meetings in respect of matters concerning sub-paragraphs (2) to (8), (11) and (12) of Article 91 hereof, but interested shareholder(s) shall not be entitled to vote at such class meetings.

“(An) interested shareholder(s)”, as such term is used in the preceding paragraph, means:

(1)           in the case of a repurchase of shares by way of a general offer to all shareholders of the Company or by way of public dealing on a stock exchange pursuant to Article 29 hereof, an interested shareholder is a “controlling shareholder” within the meaning of Article 56 hereof;

(2)           in the case of a repurchase of shares by an off-market agreement pursuant to Article 29 hereof, a holder of the shares to which the proposed agreement relates;

(3)           in the case of a restructuring of the Company, a shareholder who assumes a relatively lower proportion of obligation than the obligations imposed on shareholders of that class under the proposed restructuring or who has an interest in the proposed restructuring different from the general interests of the shareholders of that class.

is hereby proposed to be amended as follows:

Affected class shareholders, whether or not otherwise having the right to vote at shareholders’ general meetings, have the right to vote at class meetings in respect of matters concerning sub-paragraphs (2) to (8), (11) and (12) of Article 89 hereof, but interested shareholder(s) shall not be entitled to vote at such class meetings.

“(An) interested shareholder(s)”, as such term is used in the preceding paragraph, means:

(1)           in the case of a repurchase of shares by way of a general offer to all shareholders of the Company or by way of public dealing on a stock exchange pursuant to Article 29 hereof, an interested shareholder is a “controlling shareholder” within the meaning of Article 54 hereof;

(2)           in the case of a repurchase of shares by an off-market agreement pursuant to Article 29 hereof, a holder of the shares to which the proposed agreement relates;

(3)           in the case of a restructuring of the Company, a shareholder who assumes a relatively lower proportion of obligation than the obligations imposed on shareholders of that class under the proposed restructuring or who has an interest in the proposed restructuring different from the general interests of the shareholders of that class.

The current Article 92:

Resolutions of a class of shareholders shall be passed by votes representing more than two-thirds of the voting rights of shareholders of that class represented at the relevant meeting who, according to Article 91, are entitled to vote thereat.

is hereby proposed to be amended as follows:

Resolutions of a class of shareholders shall be passed by votes representing more than two-thirds of the voting rights of shareholders of that class represented at the relevant meeting who, according to Article 90, are entitled to vote thereat.

The current Article 94:

Notice of class meetings need only be served on shareholders entitled to vote thereat.

Class meetings shall be conducted in a manner which is as similar as possible to that of shareholders’ general meetings. The provisions of the Company’s Articles of Association and its appendices relating to the manner for the conduct of shareholders’ general meetings are also applicable to class meetings.

is hereby proposed to be amended as follows:

Notice of class meetings need only be served on shareholders entitled to vote thereat.

Class meetings shall be conducted in a manner which is as similar as possible to that of shareholders’ general meetings. The provisions of the Articles of Association and its appendices relating to the manner for the conduct of shareholders’ general meetings are also applicable to class meetings.

The current Article 95:

Apart from the holders of other classes of shares, the holders of the Domestic Invested Shares and holders of Overseas-Listed Foreign-Invested Shares shall be deemed to be holders of different classes of shares.

The special procedures for approval by a class of shareholders shall not apply in the following circumstances:

(1)           where the Company issues, upon the approval by special resolution of its shareholders in a general meeting, either separately or concurrently once every twelve (12) months, not more than 20% of each of its existing issued Domestic Invested Shares and Overseas-Listed Foreign-Invested Shares; or

(2)           where the Company’s plan to issue Domestic Invested Shares and Overseas-Listed Foreign-Invested Shares at the time of its establishment is carried out within fifteen (15) months from the date of approval of the securities regulatory organ of the State Council.

is hereby proposed to be amended as follows:

Apart from the holders of other classes of shares, the holders of the A Shares and holders of Overseas-Listed Foreign-Invested Shares shall be deemed to be holders of different classes of shares.

The special procedures for approval by a class of shareholders shall not apply in the following circumstances:

(3)           where the Company issues, upon the approval by special resolution of its shareholders in a general meeting, either separately or concurrently once every twelve (12) months, not more than 20% of each of its existing issued A Shares and Overseas-Listed Foreign-Invested Shares; or

(4)           where the Company’s plan to issue A Shares and Overseas-Listed Foreign-Invested Shares at the time of its establishment is carried out within fifteen (15) months from the date of approval of the securities regulatory organ of the State Council.

The current Article 96:

The Company shall have a board of directors which is accountable to shareholders.

The Company shall draw up Rules and Procedures for the Board of Directors’ Meetings for implementation after being approved by the shareholders in a general meeting. The Rules and Procedures for the Board of Directors’ Meetings shall include the following items:

(1)           functions and powers and authorizations of the board of directors;

(2)           establishment of the board of directors and its subordinated offices;

(3)           secretary of the board of directors;

(4)           discussion system of a board meeting;

(5)           discussion procedures of a board meeting;

(6)           disclosure of information of a board meeting;

(7)           implementation and feedback of resolutions of a board meeting;

(8)           other matters deemed necessary by the shareholders’ general meeting.

The Rules and Procedures for the Board of Directors’ Meetings is an integral part of and shall have the same legal effect as these Articles of Association.

is hereby proposed to be amended as follows:

The Company shall have a board of directors which is accountable to shareholders.

The Company shall set forth Rules and Procedures for the Board of Directors’ Meetings for implementation after being approved by the shareholders in a general meeting. The Rules and Procedures for the Board of Directors’ Meetings shall include the following items:

(1)           functions and powers and authorizations of the board of directors;

(2)           establishment of the board of directors and its subordinated offices;

(3)           secretary of the board of directors;

(4)           discussion system of a board meeting;

(5)           discussion procedures of a board meeting;

(6)           disclosure of information of a board meeting;

(7)           implementation and feedback of resolutions of a board meeting;

(8)           other matters deemed necessary by the shareholders’ general meeting.

The Rules and Procedures for the Board of Directors’ Meetings is an integral part of and shall have the same legal effect as these Articles of Association and its appendices.

The current Article 97:

The board of directors shall consist of twelve (12) directors and there shall be one (1) Chairman and one (1) Vice-chairman.

is hereby proposed to be amended as follows:

The board of directors shall consist of eleven (11) to fifteen (15) directors and there shall be one (1) Chairman and 1to 2 Vice-chairman.

Directors can also act as senior management personnel, however, the number of directors who also act as senior management personnel shall not exceed on half of the total number of directors.

The current Article 98:

Directors of the Company shall be natural persons and they are not required to hold any shares in the Company.

Directors shall be elected at the shareholders’ general meeting each for a term of three (3) years. The term of office of a director shall be calculated from the date of the passing of the resolution approving the appointment of such director at the shareholders’ general meeting until the expiry of the term of the present session of the board of directors. At the expiry of the term of office of a director, the term is renewable upon re-election. A director may not be removed by the shareholders in a general meeting without any reason before his term of office expires. The term of office of any independent director may not be renewed for more than 6 years.

is hereby proposed to be amended as follows:

Directors of the Company shall be natural persons and they are not required to hold any shares in the Company.

Directors shall be elected at the shareholders’ general meeting and each Board has a term of three (3) years. The term of office of a director shall be calculated from the date of their assumption of office until the expiry of the term of the present session of the board of directors. At the expiry of the term of office of a director, the term is renewable upon re-election. The term of office of any independent director may not be renewed for more than 6 years.

Newly appointed directors, supervisors should assume their office immediately after the close of the relevant general meeting, or on the date specified in the resolution of the general meetings.

Where the directors fail in timely re-election, the original directors shall, prior to the assumption of the reelected directors, performs its director duties in accordance with laws, administrative rules, regulations and the provisions of the Articles of Association and its appendices.

The current Article 99:

The list of candidates for directors shall be submitted to the shareholders’ general meeting in the form of motion for approval.

Candidates other than those for independent directors shall be nominated by the board of directors, the supervisory committee or shareholders who individually or jointly hold 5% or more of the Company’s voting shares and be elected by the shareholders in a general meeting.

Candidates for independent directors of the Company shall be nominated by the Company’s board of directors, the supervisory committee or shareholders who individually or jointly hold 1% or more of the Company’s voting shares and be elected by the shareholders in a general meeting.

is hereby proposed to be amended as follows:

The list of candidates for directors shall be submitted to the shareholders’ general meeting in the form of motion for approval. The Board of Directors should inform the shareholders of the resume and basic profiles of the director candidates by way of announcement.

Candidates other than those for independent directors shall be nominated by the board of directors, the supervisory committee or shareholders who individually or jointly hold 3% or more of the Company’s voting shares and be elected by the shareholders in a general meeting.

Candidates for independent directors of the Company shall be nominated by the Company’s board of directors, the supervisory committee or shareholders who individually or jointly hold 1% or more of the Company’s voting shares and be elected by the shareholders in a general meeting.

The current Article 100:

Independent directors shall be elected in the following manner:

(1)           the nominator of a candidate for independent director shall seek the consent of the nominee, find out the occupation, academic qualification, rank and detailed working experience including all part-time jobs of the nominee and provide written proofs of the same to the Company before making the nomination. The candidate shall give a written undertaking to the Company agreeing to be nominated, undertaking the truthfulness and completeness of his particulars disclosed and guaranteeing the performance of a director’s duties after being elected.

(2)           the nominator of an independent director shall give opinion on the qualification and independence of the nominee to act as an independent director. The nominee shall make an open announcement as to the absence of any relation between the Company and him which would affect his independent and objective judgment.

(3)           if the nomination of candidates for independent directors is made before the Company’s convening of a board meeting, the written proofs of the nominee referred to in sub-paragraphs (1) and (2) above shall be disclosed together with the board resolution.

(4)           if the shareholders who individually or jointly hold 5% or more of the Company’s voting shares or the supervisory committee puts forward a provisional motion in a general meeting of the Company according to law for election of independent directors, a written notice stating their intention to nominate a candidate for directors and the nominee’s consent to be nominated together with the written proofs and undertaking of the nominee referred to in sub-paragraphs (1) and (2) above shall be delivered to the Company not less than seven (7) days before the general meeting, and the period granted by the Company for lodging the above notice and documents by the relevant nominator (such period shall commence from the date after the issue of the notice of the general meeting) shall not be less than seven (7) days.

(5)           before the shareholders’ general meeting for election of independent directors is convened, the Company shall submit the relevant information of all nominees to the securities regulatory authority of the State Council, the organ appointed by the securities regulatory authority of the State Council in the place of residence of the Company and the stock exchange on which the Company’s shares are listed. The written opinions of the board of directors shall also be submitted in case the Company’s board has any dispute as to the particulars of the nominee. If the securities regulatory authority of the State Council opposes to the nomination of any nominee, this nominee may not be included as a candidate for independent directors. In convening a general meeting to elect independent directors, the Company’s board shall specify if the securities regulatory authority of the State Council has any dispute as to the candidates for independent directors.

is hereby proposed to be amended as follows:

Independent directors shall be elected in the following manner:

(1)           the nominator of a candidate for independent director shall seek the consent of the nominee, find out the occupation, academic qualification, rank and detailed working experience including all part-time jobs of the nominee and provide written proofs of the same to the Company before making the nomination. The  candidate shall give a written undertaking to the Company agreeing to be nominated, undertaking the truthfulness and completeness of his particulars disclosed and guaranteeing the performance of a director’s duties after being elected.

(2)           the nominator of an independent director shall give opinion on the qualification and independence of the nominee to act as an independent director. The nominee shall make an open announcement as to the absence of any relation between the Company and him which would affect his independent and objective judgment.

(3)           if the nomination of candidates for independent directors is made before the Company’s convening of a board meeting, the written proofs of the nominee referred to in sub-paragraphs (1) and (2) above shall be disclosed together with the board resolution or the notice of shareholders´ general meeting.

(4)           if the shareholders who individually or jointly hold 3% or more of the Company’s total voting shares nominates in a general meeting of the Company according to law the independent directors´ candidates, a written notice stating their intention to nominate a candidate for directors and the nominee’s consent to be nominated together with the written proofs and undertaking of the nominee referred to in sub-paragraphs (1) and (2) above shall be delivered to the Company not less than ten (10) days before the general meeting, and the period granted by the Company for lodging the above notice and documents by the relevant nominator (such period shall commence from the date after the issue of the notice of the general meeting) shall not be less than ten (10) days.

(5)           when issuing notice of shareholders meeting where independent directors are to be elected, the Company shall submit the relevant information of all nominees to the domestic stock exchange on which the Company’s shares are listed. The written opinions of the board of directors shall also be submitted in case the Company’s board has any dispute as to the particulars of the nominee. If the stock exchange on which the Company’s shares are listed opposes to the nomination of any nominee, this nominee may not be included as a candidate for independent directors. In convening a general meeting to elect independent directors, the Company’s board shall specify if the stock exchange on which the Company’s shares are listed has any dispute as to the candidates for independent directors.

The current Article 101:

Non-independent directors shall be elected in the following manner:

(1)           the nominator of a candidate for non-independent director shall seek the consent of the nominee, find out the occupation, academic qualification, rank and detailed working experience including all part-time jobs of the nominee and provide written proofs of the same to the Company before making the nomination. The candidate shall give a written undertaking to the Company agreeing to be nominated, undertaking the truthfulness and completeness of his particulars disclosed and guaranteeing the performance of a director’s duties after being elected.

(2)           if the nomination of candidates for non-independent directors is made before the Company’s convening of a board meeting, the written proofs of the nominee referred to in sub-paragraph (1) above shall be disclosed together with the board resolution.

(3)           if the shareholders who individually or jointly hold 5% or more of the Company’s voting shares or the supervisory committee puts forward a provisional motion in a general meeting of the Company according to law for election of non-independent directors, a written notice stating their intention to nominate a candidate for directors and the nominee’s consent to be nominated together with the written proofs and undertaking of the nominee referred to in sub-paragraph (1) above shall be delivered to the Company not less than seven (7) days before the general meeting, and the period granted by the Company for lodging the above notice and documents by the relevant nominator (such period shall commence from the date after the issue of the notice of the general meeting) shall not be less than seven (7) days”.

is hereby proposed to be amended as follows:

Non-independent directors shall be elected in the following manner:

(1)           the nominator of a candidate for non-independent director shall seek the consent of the nominee, find out the occupation, academic qualification, rank and detailed working experience including all part-time jobs of the nominee and provide written proofs of the same to the Company before making the nomination. The candidate shall give a written undertaking to the Company agreeing to be nominated, undertaking the truthfulness and completeness of his particulars disclosed and guaranteeing the performance of a director’s duties after being elected.

(2)           if the nomination of candidates for non-independent directors is made before the Company’s convening of a board meeting, the written proofs of the nominee referred to in sub-paragraph (1) above shall be disclosed together with the board resolution or the notice of the shareholders´ general meeting.

(3)           if the shareholders who individually or jointly hold 3% or more of the Company’s voting shares or nominates in a general meeting of the Company according to law the independent directors´ candidates, a written notice stating their intention to nominate a candidate for directors and the nominee’s consent to be nominated together with the written proofs and undertaking of the nominee referred to in sub-paragraph (1) above shall be delivered to the Company not less than ten (10) days before the general meeting, and the period granted by the Company for lodging the above notice and documents by the relevant nominator (such period shall commence from the date after the issue of the notice of the general meeting) shall not be less than ten (10) days”.

The current Article 102:

The following basic requirements shall be met in order to be an independent director:

(1)           qualified to be a director of a listed company under the laws, administrative regulations and other relevant provisions;

(2)           has the independence required by these Articles of Association;

(3)           has basic knowledge of the operation of a listed company, familiar with the relevant laws, administrative rules, regulations and rules;

(4)           has 5 years or more of legal or financial experience or other experience in performing the duties of an independent director;

(5)           other requirements stipulated in these Articles of Association.

is hereby proposed to be amended as follows:

The following basic requirements shall be met in order to be an independent director:

(1)           qualified to be a director of a listed company under the laws, administrative regulations and other relevant provisions;

(2)           has basic knowledge of the operation of a listed company, familiar with the relevant laws, administrative rules, regulations and rules from competent authorities;

(3)           has 5 years or more of legal or financial experience or other experience in performing the duties of an independent director;

(4)           independence and other requirements stipulated by laws, administrative rules, regulations of the competent authorities and the Articles of Association and its appendices.

The current Article 103:

If the controlling shareholders of the Company control 30% or more of the Company’s shares, the accumulative voting system shall be adopted when voting on the election of directors in a shareholders’ general meeting, that is, in electing two or more directors in a shareholders’ general meeting, the number of votes attached to each share held by a participating shareholder shall be equal to the number of candidates, in which case the shareholder may cast his votes for one candidate or for several candidates. Please refer to the Rules and Procedures for the Shareholders’ General Meetings for details of implementation of the accumulative voting system.

is hereby proposed to be amended as follows:

When voting on the election of directors and supervisors in a shareholders’ general meeting, cumulative voting system in accordance with the relevant laws and regulations in effect shall be adopted. In the event of inconsistency between the laws and regulations and the Articles of Association and its appendices, the Board of the Directors may decide to adopt an appropriate cumulative voting system subject to laws and decrees. Please refer to the Rules and Procedures for the Shareholders’ General Meetings for details of implementation of the accumulative voting system.

The current Article 105:

A director may resign before his term of office expires. In resigning his duties, a director shall tender a resignation to the board in writing and in the case of an independent director, he shall also specify any matter which is related to his resignation or which he considers necessary to bring to the attention of the Company’s shareholders and creditors.

is hereby proposed to be amended as follows:

A director may resign before his term of office expires. In resigning his duties, a director shall tender a resignation to the board in writing and the board of directors shall disclose the relevant information within two days.

The current Article 106:

If the resignation of a director causes the board members of the Company to fall below the minimum number of members to form a quorum, the resignation of this director shall be effective only after the succeeding director has filled his vacancy. The board shall call an EGM as soon as possible to elect a director to fill the vacancy caused by his resignation. Before a resolution is made in a shareholders’ general meeting in relation to the election of directors, the functions and powers of this resigning director and other remaining directors shall be subject to reasonable restrictions.

If the resignation of an independent director causes the proportion of independent directors in the board of the Company to fall below the minimum requirements of the relevant regulatory authorities, the resignation of this independent director shall be effective only after the succeeding independent director has filled his vacancy.

is hereby proposed to be amended as follows:

If the resignation of a director causes the board members of the Company to fall below the minimum number of members to form a quorum, prior to the assumption of the re-elected directors, the former directors shall perform their directorship pursuant to laws, administrative rules, regulations and the Articles of Association and its appendices.

If the resignation of an independent director causes the proportion of independent directors in the board of the Company to fall below the minimum requirements of the relevant regulatory authorities, the resignation of this independent director shall be effective only after the succeeding independent director has filled his vacancy.

Notwithstanding the foregoing, the resignation of the directors shall take effect upon receipt of the resignation notification by the Board of Directors.

The current Article 107:

The board of directors shall exercise the following functions and powers:

(1)           to be responsible for the convening of the shareholders’ general meeting and to report on its work to the shareholders in general meetings;

(2)           to implement the resolutions passed by the shareholders in general meetings;

(3)           to determine the Company’s business plans and investment proposals;

(4)           to formulate the Company’s annual preliminary and final financial budgets;

(5)           to formulate the Company’s profit distribution proposal and loss recovery proposal;

(6)           to formulate proposals for the credit and financial policies of the Company, the increase or reduction of the Company’s registered capital and for the issue of any kind of securities of the Company’s (including but without limitation to the Company’s debentures) and proposals for listing and repurchase of the Company’s shares;

(7)           to draw up plans for significant acquisition or disposal proposals, the merger, division or dissolution of the Company;

(8)           to determine the risks investments of the Company according to the authority given in the shareholders’ general meeting;

(9)           to determine external guarantees (including pledging of assets) of the Company according to the authority given in the shareholder’s general meeting;

(10)         to decide on the Company’s internal management structure;

(11)         to appoint or remove the Company’s president and to appoint or remove the vice-president and Chief Financial Officer of the Company according to the recommendations of the president; to appoint or remove the secretary of the board of directors and to decide on their remuneration;

(12)         to appoint or replace the members of the board of directors and the supervisory committee of its wholly-owned subsidiary, appoint, replace or recommend the shareholders’ proxies, directors (candidates) and supervisors (candidates) of its subsidiary(ies) which are controlled or invested by the Company.

(13)         to determine the establishment of Company’s branch offices;

(14)         to formulate proposals for any amendment of the Company’s Articles of Association and its appendices;

(15)         to formulate the Company’s basic management system;

(16)         to manage the disclosure of information of the Company;

(17)         to propose in a shareholders’ general meeting to engage or replace the accounting firm which undertakes auditing work of the Company;

(18)         to listen to the president’s work report and check the president’s work;

(19)         to determine important matters and administrative matters of the Company other than those which should be determined by resolution of a shareholders’ general meeting of the Company except for the matters as specified by law, administrative rules, regulations of the competent department(s) and these Articles of Association, and to sign other important agreements;

(20)         to exercise any other powers stipulated by laws, administrative rules, regulations of the competent department(s) or these Articles of Association and conferred by the shareholders in a general meeting.

Other than the board of directors’ resolutions in respect of the matters specified in sub-paragraphs (6), (7), (9) and (14) of this Article which shall be passed by the affirmative vote of more than two-thirds of all the directors, the board of directors’ resolutions in respect of all other matters may be passed by the affirmative vote of a simple majority of the directors.

is hereby proposed to be amended as follows:

The board of directors shall exercise the following functions and powers:

(1)           to be responsible for the convening of the shareholders’ general meeting and to report on its work to the shareholders in general meetings;

(2)           to implement the resolutions passed by the shareholders in general meetings;

(3)           to determine the Company’s business plans and investment proposals;

(4)           to formulate the Company’s annual preliminary and final financial budgets;

(5)           to formulate the Company’s profit distribution proposal and loss recovery proposal;

(6)           to formulate proposals for the credit and financial policies of the Company, the increase or reduction of the Company’s registered capital and for the issue of any kind of securities of the Company’s (including but without limitation to the Company’s debentures) and proposals for listing and repurchase of the Company’s shares;

(7)           to set forth plans for significant acquisition or disposal proposals, the merger, division, change of corporate form or dissolution of the Company;

(8)           to determine the risks investments of the Company in relation to, external investment, purchase or sale of assets, pledge, entrusting financing, connected transaction;

(9)           to examine external guarantees of the Company in accordance with laws and the provisions of the Articles of

Association and its appendices;

(10)         to decide on the Company’s internal management structure;

(11)         to appoint or remove the Company’s president and to appoint or remove senior vice-president, the vice-president and Chief Financial Officer of the Company according to the recommendations of the president; to appoint or remove the secretary of the board of directors and to decide on their remuneration;

(12)         to appoint or replace the members of the board of directors and the supervisory committee of its wholly-owned subsidiary, appoint, replace or recommend the shareholders’ proxies, directors (candidates) and supervisors (candidates) of its subsidiary(ies) which are controlled or invested by the Company;

(13)         to determine the establishment of Company’s branch offices;

(14)         to formulate proposals for any amendment of the Articles of Association and its appendices;

(15)         to set forth the Company’s basic management system;

(16)         to manage the disclosure of information of the Company;

(17)         to propose in a shareholders’ general meeting to engage or replace the accounting firm which undertakes auditing work of the Company;

(18)         to listen to the president’s work report and check the president’s work;

(19)         to determine important matters and administrative matters of the Company other than those which should be determined by resolution of a shareholders’ general meeting of the Company except for the matters as specified by law, administrative rules, regulations of the competent department(s) and these Articles of Association and its appendices, and to sign other important agreements;

(20)         to exercise any other powers stipulated by laws, administrative rules, regulations of the competent department(s) or the Articles of Association and its appendices and conferred by the shareholders in a general meeting.

Other than the board of directors’ resolutions in respect of the matters specified in sub-paragraphs (6), (7) and (14) of this Article which shall be passed by the affirmative vote of more than two-thirds of all the directors, the board of directors’ resolutions in respect of all other matters may be passed by the affirmative vote of over half of the directors ((9) should be approved by more than two-thirds of the directors attending the meeting.)

The current Article 109:

An independent director shall have the following special functions and powers in addition to those conferred by the Company Law, other relevant laws, administrative rules and these Articles of Association:

(1)           material connected transactions (determined according to the standards issued from time to time by the relevant regulatory authorities in the place where the Company’s shares are listed) which should be approved by the board of directors or the shareholders’ general meeting according to law shall, upon the recognition of independent directors, be submitted to the board of directors for discussion. Any resolution made by the board of directors regarding the Company’s connected transactions must only be effective after it has been signed by the independent directors. The independent directors may, before making a judgment, engage an intermediary to issue an independent financial report for them to rely upon in making the judgment;

(2)           to propose to the board of directors to engage or remove an accounting firm;

(3)           two or more than one-half of the independent directors may propose to the board of directors to convene an EGM;

(4)           to propose the calling of a board meeting;

(5)           to engage an external auditing or advisory organ independently;

(6)           to collect voting rights from shareholders prior to the convening of a shareholders’ general meeting;

(7)           to report directly to the shareholders’ general meetings, securities regulatory organ under the State Council and other relevant departments.

The independent directors shall seek the consent of more than half of the independent directors in exercising their functions and powers other than sub-paragraphs (1) and (3) above.

If the above proposal is not accepted or the above functions and powers are not exercised properly, the Company shall disclose the same.

is hereby proposed to be amended as follows:

An independent director shall have the following special functions and powers in addition to those conferred by the Company Law, other relevant laws, administrative rules and the Articles of Association and its appendices:

(1)           material connected transactions (determined according to the standards issued from time to time by the relevant regulatory authorities in the place where the Company’s shares are listed) which should be approved by the board of directors or the shareholders’ general meeting according to law shall, upon the recognition of independent directors, be submitted to the board of directors for discussion. Any resolution made by the board of directors regarding the Company’s connected transactions must only be effective after it has been signed by the independent directors. The independent directors may, before making a judgment, engage an intermediary to issue an independent financial report for them to rely upon in making the judgment;

(2)           to propose to the board of directors to engage or remove an accounting firm;

(3)           two or more than one-half of the independent directors may propose to the board of directors to convene an EGM;

(4)           to propose the calling of a board meeting;

(5)           to engage an external auditing or advisory organ independently;

(6)           to collect voting rights from shareholders prior to the convening of a shareholders’ general meeting;

(7)           to report directly to the shareholders’ general meetings, securities regulatory organ under the State Council and other relevant departments.

The independent directors shall seek the consent of more than half of the independent directors in exercising their functions and powers other than sub-paragraphs (1) and (3) above.

If the above proposal is not accepted or the above functions and powers are not exercised properly, the Company shall disclose the same.

The current Article 110:

When the board of directors make the decisions in respect of market development, mergers and acquisitions and the investment in new areas etc., in case the investment amount or the asset value thus merged and acquired exceeds more than 10 (ten) percent of total assets of the Company, the board of directors shall invite the consulting organizations for their professional opinions, these opinions shall serve as the important basis for decision-making by the board of directors.

The board of directors shall lay down strict procedures to inspect and decide on risks investments. For major investment projects in excess of the approval limit of the board of directors, the board of directors shall organize the relevant experts and professional officers to conduct assessment for approval of the shareholders in a general meeting. Matters regarding risks investments have been provided explicitly in the Rules and Procedures for the Board of Directors’ Meetings.

is hereby proposed to be amended as follows:

In respect of approval authority of the board of directors in relation to external investment, purchase or sale of assets, pledge, external guarantee, entrusting financing, connected transaction, the Rules and Procedures for the Board of Directors’ Meetings shall provide with clear rules, the board of directors shall lay down strict procedures to inspect and decide on risks investments in respect of the aforesaid matters. For major investment projects in excess of the approval limit of the board of directors, it shall organize the relevant experts and professional officers to conduct assessment for approval of the shareholders in a general meeting.

The current Article 111:

The Chairman and the Vice-Chairman shall be directors of the Company and be appointed and removed by affirmative vote of a simple majority of all directors. The term of office of the Chairman or the Vice-Chairman shall be three (3) years which term is renewable upon re-election.

is hereby proposed to be amended as follows:

The Chairman and the Vice-Chairman shall be directors of the Company and be appointed and removed by affirmative vote of a simple majority of all directors. The term of office of the Chairman or the Vice-Chairman shall be three (3) years which term is renewable upon re-election.

The current Article 112:

The Chairman of the board of directors shall exercise the following functions and powers:

(1)           to preside over shareholders’ general meetings and to convene and preside over meetings of the board of directors;

(2)           to co-ordinate and perform the responsibilities of the board of directors and review on the implementation of resolutions passed by the board of directors at directors’ meetings;

(3)           to sign the certificates of shares, debentures and other valuable securities issued by the Company;

(4)           to sign important documents of the board and other documents which should be signed by the Company’s legal representative;

(5)           to exercise the functions and powers of a legal representative;

(6)           where it is lawful and in the interest of the Company, to exercise the special right to deal with the Company’s affairs during emergency such as the occurrence of natural disasters, and to report to the Company’s board of directors and general meetings thereafter;

(7)           to exercise other powers conferred by the board of directors.

Whenever the Chairman is unable to exercise his powers, such powers shall be exercised by the Vice-Chairman or other directors who have been designated by the Chairman to exercise such powers on his behalf.

is hereby proposed to be amended as follows:

The Chairman of the board of directors shall exercise the following functions and powers:

(1)           to preside over shareholders’ general meetings and to convene and preside over meetings of the board of directors;

(2)           to co-ordinate and perform the responsibilities of the board of directors and review on the implementation of resolutions passed by the board of directors at directors’ meetings;

(3)           to sign the certificates of shares, debentures and other valuable securities issued by the Company;

(4)           to sign important documents of the board and other documents which should be signed by the Company’s legal representative;

(5)           to exercise the functions and powers of a legal representative;

(6)           where it is lawful and in the interest of the Company, to exercise the special right to deal with the Company’s affairs during emergency such as the occurrence of natural disasters, and to report to the Company’s board of directors and general meetings thereafter;

(7)           to exercise other powers conferred by the board of directors.

The vice-chairman of the board of directors shall assist the chairman of the board with its work. Whenever the Chairman is unable to or fails to exercise his/her powers, the vice-chairman of the board shall perform the duties (if the Company has two or more vice chairman of the board, the vice-chairman voted by more than one half of the directors shall perform the duties); where the vice-chairman of the board is unable to or fails to fulfill his/her duty, a director shall be elected by half of the total members of the board of directors to perform the duties.

The current Article 113:

Board meetings shall be convened regularly at least four times a year. An EGM shall be called for on occurrence of any of the events set out in the Rules and Procedures for the Board of Directors’ Meetings.

In convening a regular board meeting or an EGM, a notice shall be given to all directors 10 days before the meeting. The calling for a board meeting, and the contents and form of a notice of meeting shall comply with the requirements of the Rules and Procedures for the Board of Directors’ Meetings.

is hereby proposed to be amended as follows:

Board meetings shall be convened regularly at least 4 times a year. An EGM shall be called for on occurrence of any of the events set out in the Rules and Procedures for the Board of Directors’ Meetings.

The calling for a board meeting, and the contents and form of a notice of meeting shall comply with the requirements of the Rules and Procedures for the Board of Directors’ Meetings.

The current Article 114:

Meetings of the board of directors shall be held only if more than half of the directors (including any alternate director appointed) are present. Each director shall have one (1) vote. Where there is an equality of votes cast both for and against a resolution, the Chairman of the board of directors shall have an additional vote.

is hereby proposed to be amended as follows:

Meetings of the board of directors shall be held only if more than half of all the directors (including any alternate director appointed) are present. Each director shall have one (1) vote. Where there is an equality of votes cast both for and against a resolution, the Chairman of the board of directors shall have an additional vote.

The current Article 115:

Directors shall attend the meetings of the board of directors in person. Where a director is unable to attend a meeting for any reason, he may by a written power of attorney appoint another director to attend the meeting on his behalf. The power of attorney shall set out the scope of authorization.

A director appointed as a representative of another director to attend the meeting shall exercise the rights of a director within the scope of authority conferred by the appointing director. Where a director is unable to attend a meeting of the board of directors and has not appointed a representative to attend the meeting on his behalf, he shall be deemed to have waived his right to vote at the meeting.

All expenses incurred by the directors for attending the board meeting shall be borne by the Company, including the traffic expense from the place where the director is located to the place where the meeting is convened, as well as the board and lodging expenses during the term of meeting. The miscellaneous expenses such as the rental of meeting room and the local traffic expenses etc. shall also be borne by the Company.

is hereby proposed to be amended as follows:

Directors shall attend the meetings of the board of directors in person. Where a director is unable to attend a meeting for any reason, he may by a written power of attorney appoint another director to attend the meeting on his behalf. The power of attorney shall set out the name of the proxy, the subject and scope of authorization and validity of the time limit of the proxy, which shall be signed or officially sealed by the authorizing party.

A director appointed as a representative of another director to attend the meeting shall exercise the rights of a director within the scope of authority conferred by the appointing director. Where a director is unable to attend a meeting of the board of directors and has not appointed a representative to attend the meeting on his behalf, he shall be deemed to have waived his right to vote at the meeting.

All expenses incurred by the directors for attending the board meeting shall be borne by the Company, including the traffic expense from the place where the director is located to the place where the meeting is convened, as well as the board and lodging expenses during the term of meeting. The miscellaneous expenses such as the rental of meeting room and the local traffic expenses etc. shall also be borne by the Company.

The current Article 116:

The board of directors may accept the preparation of a written resolution instead of convening a board meeting provided that the contents and form of the written resolution are in compliance with the Rules and Procedures for the Board of Directors’ Meetings.

is hereby proposed to be amended as follows:

Apart from meetings on site, interim meetings of the board of directors may take the form of video-teleconference, written communications over the resolutions, or any other methods, provided that directors are ensured to fully express their opinions. In any event, such meetings are in compliance with the Rules and Procedures for the Board of Directors’ Meetings.

The current Article 118:

If a written motion of a board meeting is not prepared in accordance with the stipulated procedures, it will not have the effect of a board resolution even if each director has expressed his view thereto. Directors shall be liable for board resolutions. If a board resolution is against the law, administrative rules or these Articles of Association and thus causes the Company to suffer any loss, the directors who cast an affirmative vote for the motion shall assume direct liability (including the liability to compensate); directors who are proved to have cast a dissenting vote against the motion during the voting as recorded in the records of meeting shall be exempted from liability; directors who abstained from voting or failed to attend nor appoint a proxy to attend the board meeting shall not be exempted from liability; and directors who opposed to the motion but did not cast a dissenting vote against it in the voting shall not be exempted from liability either.

is hereby proposed to be amended as follows:

Directors shall be liable for board resolutions. If a board resolution is against the law, administrative rules or the Articles of Association and its appendices and resolutions of the shareholders meetings, thus causes the Company to suffer any loss, the directors who participate in voting shall assume the liability to compensate to the Company); directors who are proved to have cast a dissenting vote against the motion during the voting as recorded in the records of meeting shall be exempted from liability.

The current Article 119:

The Company shall have one (1) secretary of the board of directors. The secretary shall be a senior officer of the Company accountable to the Company. The Company shall formulate regulations in relation to the work of the Secretary of the Board to promote the management of the Company and make provisions for disclosure of information and investor relations.

The board of directors may establish its secretarial department when necessary.

is hereby proposed to be amended as follows:

The Company shall have one (1) secretary of the board of directors, being a senior management personnel, shall be accountable to the Company and the board of directors. The Company shall set forth regulations in relation to the work of the Secretary of the Board to promote the management of the Company and make provisions for disclosure of information and investor relations.

The board of directors may establish its secretarial department when necessary.

The current Article 120:

A director or the president, vice-president, Chief Financial Officer of the Company may concurrently act as the secretary of the Company’s board of directors. No accountant of the accounting firm or solicitor of the solicitors’ firm engaged by the Company may concurrently act as the secretary of the Company’s board of directors.

The secretary of the Company’s board of directors shall be a natural person who has the requisite professional knowledge and experience, and shall be nominated by the Chairman of the Board and appointed or removed by the board of directors. In the case of a director acting concurrently as the secretary of the board, if an act has to be performed by a director and the secretary of the board respectively, this director acting concurrently as the secretary of the board may not act in both identities.

is hereby proposed to be amended as follows:

A director or a member of the senior management personnel of the Company may concurrently act as the secretary of the Company’s board of directors. No accountant of the accounting firm engaged by the Company may concurrently act as the secretary of the Company’s board of directors.

The secretary of the Company’s board of directors shall be a natural person who has the requisite professional knowledge and experience, and shall be nominated by the Chairman of the Board and appointed by the board of directors. In the case of a director acting concurrently as the secretary of the board, if an act has to be performed by a director and the secretary of the board respectively, this director acting concurrently as the secretary of the board may not act in both identities.

The current Article 121:

The main duties of the secretary of the board of directors include:

(1)           to assist directors to deal with the daily matters of the board of directors, continuously provide, remind and ensure directors and the president, etc. to be well informed of the laws, regulations, policies and requirements of both domestic and overseas regulatory organizations concerning the operation of the Company, and assist directors and managers to practically implement the domestic and foreign laws, regulations, Company’s Articles of Association and other regulations when performing their duties and powers;

(2)           to be responsible for the organization and preparation of the documents of the board of directors and shareholders’ general meeting, well prepare the meeting record work, ensure the meeting policies in conformity with the legal procedures, and to keep abreast of the execution of the resolutions of the board of directors;

(3)           to be responsible for the organization and coordination of information disclosure, to ensure of a timely, accurate, lawful, true and complete disclosure of information, coordination of the relationship with the investors, and enhancement of the transparency of the Company;

(4)           to participate in and organize the financing in capital market;

(5)           to deal with the relationships with the intermediary organs, regulatory authorities and the media, and maintain a good public relationship.

is hereby proposed to be amended as follows:

The main duties and responsibilities of the secretary of the board of directors include:

(1)           to assist directors to deal with the daily matters of the board of directors, continuously provide, remind and ensure directors and the president, etc. to be well informed of the laws, regulations, policies and requirements of both domestic and overseas regulatory organizations concerning the operation of the Company, and assist directors and the president to practically implement the domestic and foreign laws, regulations, the Articles of Association and its appendices and other regulations when performing their duties and powers;

(2)           to be responsible for the organization and preparation of the documents of the board of directors and shareholders’ general meeting, well prepare the meeting record work, ensure the meeting policies in conformity with the legal procedures, and to keep abreast of the execution of the resolutions of the board of directors;

(3)           to be responsible for the organization and coordination of information disclosure, to ensure of a timely, accurate, lawful, true and complete disclosure of information, coordination of the relationship with the investors, and enhancement of the transparency of the Company;

(4)           to participate in and organize the financing in capital market;

(5)           to deal with the relationships with the intermediary organs, regulatory authorities and the Media.

The current Article 122:

The secretary of the board of directors shall discharge his duties diligently according to these Articles of Association.

The secretary of the board of directors shall assist the Company to comply with the relevant PRC law and regulations of the securities regulatory organ of the place where the Company’s shares are listed.

is hereby proposed to be amended as follows:

The secretary of the board of directors shall discharge his duties diligently according to laws, administrative rules, regulations of the competent authorities and the Articles of Association and its appendices.

The secretary of the board of directors shall assist the Company to comply with the relevant PRC law and regulations of the securities regulatory organ of the place where the Company’s shares are listed.

The current Article 123:

The Company shall have a president who is accountable to the board of directors. The president shall be nominated by the Chairman of the board of directors and appointed or removed by the board of directors.

The Company shall have several vice-presidents, and one Chief Financial Officer who shall assist the president in work. The vice-presidents and the Chief Financial Officer shall be nominated by the president and appointed or removed by the board of directors.

A director may also be engaged to act concurrently as the president, vice-president, Chief Financial Officer or secretary of the board of directors, but the number of directors acting concurrently as the president, vice-president, Chief Financial Officer or secretary of the board of directors may not exceed one-half of the total number of directors of the Company.

is hereby proposed to be amended as follows:

The Company shall have a president who is accountable to the board of directors. The president shall be nominated by the the board of directors and appointed or removed by the board of directors.

The Company shall have a senior vice president, several vice-presidents, and one Chief Financial Officer who shall assist the president in work. The senior vice president, Chief Financial Officer and the vice-presidents shall be nominated by the president and appointed or removed by the board of directors.

The current Article 124:

The president shall exercise the following duties and powers:

(1)           to be in charge of the Company’s production, operation and management, to co-ordinate the implementation of the resolutions of the board of directors and to report his work to the board of directors;

(2)           to organize the implementation of the Company’s annual business plan and investment proposal;

(3)           to draft plans for the establishment of the Company’s internal management structure;

(4)           to draft plans for the establishment of the branch company of the Company;

(5)           to draft the Company’s basic management system;

(6)           to formulate specific rules and regulations for the Company;

(7)           to propose the appointment or dismissal of the Company’s vice-president(s) and Chief Financial Officer;

(8)           to appoint or dismiss management personnel other than those required to be appointed or dismissed by the board of directors;

(9)           to determine the wages, fringe benefits, rewards and punishments of the Company’s staff, to determine the appointment and dismissal of the Company’s staff;

(10)         to propose the convening of extraordinary meetings of directors;

(11)         other powers conferred by the Company’s Articles of Association and the board of directors.

is hereby proposed to be amended as follows:

The president shall exercise the following duties and powers:

(1)           to be in charge of the Company’s production, operation and management, to co-ordinate the implementation of the resolutions of the board of directors and to report his work to the board of directors;

(2)           to organize the implementation of the Company’s annual business plan and investment proposal;

(3)           to draft plans for the establishment of the Company’s internal management structure;

(4)           to draft plans for the establishment of the branch company of the Company;

(5)           to draft the Company’s basic management system;

(6)           to formulate specific rules and regulations for the Company;

(7)           to propose the appointment or dismissal of the Company’s senior vice president, vice-president(s) and Chief Financial Officer;

(8)           to appoint or dismiss management personnel other than those required to be appointed or dismissed by the board of directors;

(9)           to determine the wages, fringe benefits, rewards and punishments of the Company’s staff, to determine the appointment and dismissal of the Company’s staff;

(10)         to propose the convening of extraordinary meetings of directors;

(11)         other powers conferred by the Articles of Association and its appendices and the board of directors.

The current Article 125:

The president or vice-president who is not a director shall have the right to attend board meetings and to receive notices of meetings and other relevant documents but does not have any voting rights at board meetings.

is hereby proposed to be amended as follows:

The president and other senior officers who are not directors, have the right to attend board meetings and to receive notices of meetings and other relevant documents, but do not have any voting rights at board meetings.

The current Article 126:

The president shall at the request of the board of directors or the supervisory committee make report of the signing and performance of major contracts, use of funds and profit and loss of the Company. The president must ensure the truthfulness of the report.

is hereby proposed to be deleted.

The current Article 127:

The president shall seek the opinions of the staff members in determining matters which are closely related to staff members such as the wages, fringe benefits, safe production and work, labour insurance, dismissal (or discharge) of staff members of the Company.

is hereby proposed to be deleted.

The current Article 128:

The president shall draw up “Work Regulations for the President” for implementation upon the approval of the board of directors.

The Work Regulations for the President shall include:

(1)           requirements and procedures for the convening of a presidents’ meeting and the officers attending;

(2)           the president, vice-presidents and Chief Financial Officer shall divide their duties among themselves and perform their own duties;

(3)           use of the Company’s funds and assets, authority to sign major contracts and the system to report to the board of directors and to the supervisory committee at the request of the supervisory committee;

(4)           other matters as the board of directors may consider necessary.

is hereby proposed to be amended as follows:

Article 126  The president shall set forth “Work Regulations for the President” for implementation upon the approval of the board of directors.

Article 127  The Work Regulations for the President shall include:

(1)           requirements and procedures for the convening of a presidents’ meeting and the officers attending;

(2)           the president, senior vice-presidents, Chief Financial Officer and vice presidents shall divide their duties among themselves and perform their own duties;

(3)           use of the Company’s funds and assets, authority to sign major contracts and the system to report to the board of directors and to the supervisory committee at the request of the supervisory committee at the request of the supervisory committee;

(4)           other matters as the board of directors may consider necessary.

The current Article 129:

In performing their functions and powers, the president, vice-presidents and the Chief Financial Officer shall act honestly and diligently and in accordance with laws, administrative regulations and these Articles of Association. They may not alter the resolutions of a shareholders’ general meeting or of a board meeting nor act ultra vires.

is hereby proposed to be amended as follows:

In performing their functions and powers, the president, senior vice-presidents, the Chief Financial Officer and vice presidents shall act honestly and diligently and in accordance with laws, administrative regulations and the Articles of Association and its appendices. They may not alter the resolutions of a shareholders’ general meeting or of a board meeting nor act ultra vires.

Delete the current Article 130:

In retiring from their office, the president, vice-president or Chief Financial Officer shall, as required by the relevant labour contract between the above personnel and the Company, give prior notice to the Company and shall adhere to the relevant procedures and methods of resignation provided in the labour contract.

The current Article 131:

The Company shall have a supervisory committee which is accountable to the shareholders’ general meetings.

The Company shall draw up “Rules and Procedures for the Supervisors’ Meetings” for implementation upon being approved by the shareholders in a general meeting. The Rules and Procedures for the Supervisors’ Meetings shall include the followings:

(1)           the formation and business system of the supervisory committee;

(2)           the functions and powers of the supervisory committee;

(3)           the system of discussion of the supervisors’ meetings;

(4)           the procedures of discussion of the supervisory committee;

(5)           the disclosure of information of the supervisors’ meetings;

(6)           implementation and feedback of resolutions of the supervisory committee;

(7)           other matters as the shareholders’ general meetings may consider necessary.

The Rules and Procedures for the Supervisors’ Meetings shall be an integral part of and have the same legal effect as these Articles of Association.

is hereby proposed to be amended as follows:

The Company shall have a supervisory committee which is accountable to the shareholders’ general meetings.

The Company shall set forth “Rules and Procedures for the Supervisors’ Meetings” for implementation upon being approved by the shareholders in a general meeting. The Rules and Procedures for the Supervisors’ Meetings shall include the followings:

(1)           the formation and business system of the supervisory committee;

(2)           the functions and powers of the supervisory committee;

(3)           the system of discussion of the supervisors’ meetings;

(4)           the procedures of discussion of the supervisory committee;

(5)           the disclosure of information of the supervisors’ meetings;

(6)           implementation and feedback of resolutions of the supervisory committee;

(7)           other matters as the shareholders’ general meetings may consider necessary.

The Rules and Procedures for the Supervisors’ Meetings shall be an integral part of and have the same legal effect as these Articles of Association and its appendices.

The current Article 132:

The supervisory committee shall compose of ten (10) supervisors. Of which, six (6) of them shall be shareholder representatives (including those who are eligible to be external supervisors); four (4) of them shall be representatives of workers and staff of the Company.

Each supervisor shall serve for a term of three (3) years, which term is renewable upon re-election and re-appointment.

is hereby proposed to be amended as follows:

The supervisory committee shall compose of 10 supervisors. Of which, 6 shall be assumed by non-representatives of the employees; and 4 of them shall be representatives of workers and staff of the Company. The supervisors assumed by non-representatives of the employees shall be elected and dismissed through the employee representatives meetings, employee meetings or through other forms of democratic election.

Each supervisor shall serve for a term of 3 years, which term is renewable upon re-election and re-appointment. The supervisor´s term shall be calculated from the date of appointment to the expiration of the term of the relevant session of the supervisory committee. Where the supervisor fails to be re-elected upon the expiration of its term, the former supervisor shall, prior to the assumption of the reelected supervisor, perform the duty hereof in accordance with laws, administrative rules, regulations and the provisions in the Articles of Association and its appendices.

The current Article 132:

The supervisory committee shall have one (1) Chairman who shall be a supervisor. The election or removal of the Chairman of the supervisory committee shall be determined by two-thirds or more of the members of the supervisory committee.

The Chairman of the supervisory committee shall co-ordinate and exercise the duties and powers of the supervisory committee.

is hereby proposed to be amended as follows:

The supervisory committee shall have one (1) Chairman, and may have a deputy Chairman, both of whom shall be supervisors. The election or removal of the Chairman and deputy Chairman of the supervisory committee shall be determined by two-thirds or more of the members of the supervisory committee.

The Chairman of the supervisory committee shall exercise the duties and powers of the supervisory committee.

The Chairman of the supervisory committee shall convene and preside over the meetings. In the event that the Chairman is unable to or fails to perform such duties, the deputy Chairman of the supervisory committee shall convene and preside over such meetings; if the deputy Chairman is unable to or fails to perform such duties, over half of the supervisors shall jointly recommend a supervisor, who shall convene and preside over the meetings.

The current Article 134:

A director, president, vice-president or Chief Financial Officer may not act concurrently as a supervisor.

is hereby proposed to be amended as follows:

A director and senior management personnel may not act concurrently as a supervisor.

The current Article 135:

The list of candidates for the supervisors who are shareholder representatives shall be submitted to the shareholders’ general meeting in the form of motion for approval.

Amongst the candidates for supervisors who are shareholder representatives, candidates other than those for independent supervisors shall be nominated by the Company’s board of directors, the supervisory committee or shareholders who individually or jointly hold 5% or more of the Company’s voting shares and be elected by the shareholders in a general meeting.

Amongst the candidates for supervisors who are shareholder representative, candidates for independent supervisors shall be nominated by the Company’s board of directors, the supervisory committee or shareholders who individually or jointly hold 1% or more of the Company’s voting shares and be elected by the shareholders in a general meeting.

is hereby proposed to be amended as follows:

The list of supervisors assumed by the non-representatives of the employees shall be submitted to the shareholders’ general meeting in the form of motion for approval. The board of directors shall announce the resume and basic profile of the candidate supervisors to the shareholders.

The candidates for supervisors who are shareholder representatives shall be nominated by the Company’s board of directors, the supervisory committee or shareholders who individually or jointly hold 3% or more of the Company’s voting shares and be elected by the shareholders in a general meeting.

The candidates for independent supervisors shall be nominated by the Company’s board of directors, the supervisory committee or shareholders who individually or jointly hold 1% or more of the Company’s voting shares and be elected by the shareholders in a general meeting.

The current Article 136:

Independent directors shall be elected in the following manner:

(1)           the nominator of a candidate for supervisor who is a shareholder representative shall seek the consent of the nominee, find out the occupation, academic qualification, rank and detailed working experience including all part-time jobs of the nominee and provide written proofs of the same to the Company before making the nomination. The candidate shall give a written undertaking to the Company agreeing to be nominated, undertaking the truthfulness and completeness of his particulars disclosed and guaranteeing the performance of a director’s duties after being elected.

(2)           If the nomination of a candidate for supervisor who is a shareholder representative is made before the Company’s convening of a board meeting, the written proofs of the nominee referred to in sub-paragraphs (1) above shall be disclosed together with the board resolution.

(3)           If the shareholders who individually or jointly hold 5% or more of the Company’s voting shares or the supervisory committee puts forward a provisional motion in an AGM of the Company for election of a supervisor who is a shareholder representative, a written notice stating their intention to nominate a candidate for a supervisor and the nominee’s consent to be nominated together with the written proofs and undertaking of the nominee referred to in sub-paragraph (1) above shall be delivered to the Company seven (7) days before the AGM.

is hereby proposed to be amended as follows:

The supervisors who are shareholders representatives and independent supervisors shall be elected in the following manner:

(1)           the nominator of a candidate for supervisor who is a shareholder representative or an independent supervisor shall seek the consent of the nominee, find out the occupation, academic qualification, rank and detailed working experience including all part-time jobs of the nominee and provide written proofs of the same to the Company before making the nomination. The candidate shall give a written undertaking to the Company agreeing to be nominated, undertaking the truthfulness and completeness of his particulars disclosed and guaranteeing the performance of a director’s duties after being elected.

(2)           If the nomination of a candidate for supervisor who is a shareholder representative or an independent supervisor is made before the Company’s convening of a board meeting, the written proofs of the nominee referred to in sub-paragraphs (1) above shall be disclosed together with the board resolution or the notice of the shareholders´ general meeting.

(3)           If the shareholders who have the rights to nominate nominates in a shareholders meeting of the Company a candidate for a supervisor who is a shareholder representative or a candidate for an independent supervisor, a written notice stating their intention to nominate a candidate for a supervisor and the nominee’s consent to be nominated together with the written proofs and undertaking of the nominee referred to in sub-paragraph (1) above shall be delivered to the Company ten (10) days before the AGM.

The current Article 137:

Any supervisor who fails to attend a supervisors’ meeting personally on two consecutive occasions shall be treated as a failure to discharge his duties. In that case he shall be removed and replaced in a shareholders’ general meeting or staff representatives’ meeting.

A supervisor may resign before his term expires and Chapter 10 hereof regarding resignation of directors shall also be applicable to supervisors.

is hereby proposed to be amended as follows:

A supervisor may resign before his term expires, and shall submit a written resignation report to the supervisor committee.

Where the resignation of supervisors within his (her) term has resulted in the number of the total member in supervisory committee is lower than the quorum, the former supervisor shall, prior to the assumption of the reelected supervisor, perform the duty hereof in accordance with laws, administrative rules, regulations and the provisions in the Articles of Association and its appendices. Apart from the aforesaid situation, the resignation of the supervisors shall be effective upon the receipt of the written resignation report by the supervisory committee.

The current Article 138:

Supervisors’ meetings shall be convened regularly at least four times a year. An extraordinary supervisors’ meeting shall be convened on occurrence of any of the events specified in the Rules and Procedures for the Supervisors’ Meetings.

A 10 days’ prior notice shall be given to all supervisors for the convening of a regular or extraordinary supervisors’ meeting. The convening of a supervisors’ meeting and the contents and form of the notice of meeting shall comply with the Rules and Procedures for the Supervisors’ Meetings.

is hereby proposed to be amended as follows:

Supervisors’ meetings shall be convened regularly at least 4 times a year. An extraordinary supervisors’ meeting shall be convened on occurrence of any of the events specified in the Rules and Procedures for the Supervisors’ Meetings. The meetings shall be called upon by the Chairman of the supervisory committee.

A 10 days’ prior notice shall be given to all supervisors for the convening of a supervisors’ meeting. The convening of a supervisors’ meeting and the contents and form of the notice of meeting shall comply with the Rules and Procedures for the Supervisors’ Meetings.

The current Article 139:

The supervisory committee shall exercise the following functions and powers in accordance with law:

(1)           to review the Company’s financial position; to appoint another accounting firm in the name of the Company to review the Company’s financial condition independently;

(2)           to supervise the directors, president, vice-presidents, Chief Financial Officer and secretary of the board to ensure that they do not act in contravention of any law, regulation or these Articles of Association;

(3)           to demand the directors, president, vice-presidents, Chief Financial Officer or secretary of the board to rectify their error or even to report it in a shareholders’ general meeting or to the competent State organ if they have acted in a harmful manner to the Company’s interest;

(4)           to check and inspect the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the board of directors to the shareholders’ general meetings and to authorize, in the Company’s name, publicly certified and practicing accountants to assist in the review on such information should any doubt arise in respect thereof;

(5)           to make recommendations of accounting firms for engagement by the Company;

(6)           to make provisional motions in an AGM;

(7)           to propose to convene an EGM;

(8)           to propose to convene an extraordinary board meeting;

(9)           to represent the Company in negotiations with or in bringing actions against a director;

(10)         other duties and powers as may be specified by law, administrative rules, regulations of the competent department and these Articles of Association and conferred by the general meeting.

Supervisors shall attend meetings of the board of directors.

is hereby proposed to be amended as follows:

The supervisory committee shall exercise the following functions and powers in accordance with law:

(1)           to review the Company’s financial position; to appoint another accounting firm in the name of the Company to review the Company’s financial condition independently;

(2)           to supervise the directors, senior management personnel to ensure that they do not act in contravention of any law, regulation or the Articles of Association and its appendices, and to advise on dismissal of directors or senior management personnel who are in breach of laws, administrative rules, the Articles of Association and its appendices or resolutions of the shareholders meetings;

(3)           to demand the directors or the senior management personnel to rectify their error if they have acted in a harmful manner to the Company’s interest;

(4)           to check and inspect the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the board of directors to the shareholders’ general meetings and to authorize, in the Company’s name, publicly certified and practicing accountants to assist in the review on such information should any doubt arise in respect thereof, examine and opine in writing on the periodical reports of the Company prepared by the board of directors;

(5)           to make recommendations of accounting firms for engagement by the Company;

(6)           to make motions in a shareholders meeting;

(7)           to propose to convene an EGM, where the board of directors fails to perform the duties in relation to convene or preside a shareholders meeting as required by the Company Laws, to convene and preside the shareholders meeting;

(8)           to propose to convene an extraordinary board meeting;

(9)           to represent the Company in negotiations with or in bringing actions against a director or a senior management personnel;

(10)         to investigate into any abnormalities in operation of the Company; if necessary, to engage accounting firms, law firms and other professional institutions to assist its work, and the expenses shall be borne by the Company;

(11)         other duties and powers as may be specified by the Articles of Association and its appendices.

Supervisors shall attend meetings of the board of directors, and may enquire or advise on matters in the resolutions of the board of directors.

The current Article 140:

The supervisory committee may require the directors, president, vice-president, Chief Financial Officer, secretary of the board of directors of the Company, internal and external auditors to attend supervisors’ meetings and answer any question that the supervisory committee may have regarding matter it cares about.

is hereby proposed to be amended as follows:

The supervisory committee may require the directors, senior management personnel, internal and external auditors to attend supervisors’ meetings and answer any question that the supervisory committee may have regarding matter it cares about.

The current Article 142:

Records shall be made for all supervisors’ meetings and be signed by all attending supervisors and the recording person. Supervisors shall have the right to ask for the making of a descriptive record of what he speaks in the meeting. Records of supervisors’ meetings shall be treated as the Company’s files and kept permanently in the business system of the supervisory committee.

is hereby proposed to be amended as follows:

Records shall be made for all supervisors’ meetings and be signed by all attending supervisors and the recording person. Supervisors shall have the right to ask for the making of a descriptive record of what he speaks in the meeting. Records of supervisors’ meetings shall be treated as the Company’s files and kept in the business system of the supervisory committee for at least 10 years.

The current Article 144:

A supervisor shall carry out his duties faithfully and bona fide in accordance with laws, administrative regulations and the Company’s Articles of Association.

is hereby proposed to be amended as follows:

A supervisor shall carry out his duties faithfully and bona fide in accordance with laws, administrative regulations and the Articles of Association and its appendices.

The current CHAPTER 14 QUALIFICATIONS AND OBLIGATIONS OF THE DIRECTORS, SUPERVISORS, PRESIDENT, VICE-PRESIDENT, CHIEF FINANCIAL OFFICER AND SECRETARY OF THE BOARD OF DIRECTORS OF THE COMPANY

is hereby proposed to be amended as follows:

CHAPTER 14 QUALIFICATIONS AND OBLIGATIONS OF THE DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT PERSONNEL OF THE COMPANY

The current Article 145:

A person may not serve as a director, supervisor, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company if any of the following circumstances apply:

(1)           a person who does not have or who has limited capacity for civil conduct;

(2)           a person who has been found guilty of for corruption, bribery, infringement of property or misappropriation of property or other crimes which destroy the social economic order, and the sentence is enforced for less than five (5) years or a person who has been deprived of his political rights and not more than five (5) years have lapsed since the sentence was served;

(3)           a person who is a former director, factory manager or president of a company or enterprise which has been dissolved or put into liquidation as a result of mismanagement and who was personally liable for the winding up of such company or enterprise, where less than three (3) years have elapsed since the date of completion of the insolvent liquidation of the company or enterprise;

(4)           a person who is a former legal representative of a company or enterprise the business licence of which was revoked due to violation of law and who are personally liable therefor, where less than three (3) years have elapsed since the date of the cancellation of the business licence;

(5)           a person who has a relatively large amount of debts which have become due and outstanding;

(6)           a government servant of the country;

(7)           a person who is currently under investigation by the judicial authorities for violation of criminal law;

(8)           a person who, according to laws and administrative regulations, cannot act as a leader of an enterprise;

(9)           a person other than a natural person;

(10)         a person who has been adjudged by the competent authority for violation of relevant securities regulations and such conviction involves a finding that such person has acted fraudulently or dishonestly, where not more than five (5) years have lapsed from the date of such conviction;

(11)         a person who has been prohibited by the securities regulatory authority of the State Council to participate in market activities and the prohibition has still not been uplifted.

is hereby proposed to be amended as follows:

A person may not serve as a director and a senior management personnel of the Company if any of the following circumstances apply:

(1)           a person who does not have or who has limited capacity for civil conduct;

(2)           a person who has been found guilty of for corruption, bribery, infringement of property or misappropriation of property or other crimes which destroy the social economic order, and the sentence is enforced for less than five (5) years or a person who has been deprived of his political rights and not more than five (5) years have lapsed since the sentence was served;

(3)           a person who is a former director, factory manager or president of a company or enterprise which has been dissolved or put into liquidation as a result of mismanagement and who was personally liable for the winding up of such company or enterprise, where less than three (3) years have elapsed since the date of completion of the insolvent liquidation of the company or enterprise;

(4)           a person who is a former legal representative of a company or enterprise the business licence of which was revoked due to violation of law and who are personally liable therefor, where less than three (3) years have elapsed since the date of the cancellation of the business licence;

(5)           a person who has a relatively large amount of debts which have become due and outstanding;

(6)           a person who is currently under investigation by the judicial authorities for violation of criminal law;

(7)           a person who, according to laws and administrative regulations, or regulations of the competent authorities cannot act as a leader of an enterprise;

(8)           a person other than a natural person;

(9)           a person who has been adjudged by the competent authority for violation of relevant securities regulations and such conviction involves a finding that such person has acted fraudulently or dishonestly, where not more than five (5) years have lapsed from the date of such conviction;

(10)         a person who has been prohibited by the securities regulatory authority of the State Council to participate in market activities and the prohibition has still not been uplifted.

(11)         other circumstances which are applicable according to laws and administrative regulations, or regulations of the competent authorities.

The election of directors, supervisors or the engagement of senior management personnel in contravention to the provisions under this Article shall be null and void. Upon any contravention of (1) of this Article above by the directors, supervisors or senior management personnel during their term of office, the Company shall remove them from their position.

The current Article 146:

The chairman, vice-chairman and directors of the Company’s controlling shareholder acting concurrently as the chairman, vice-chairman or director of the Company may not exceed two in number. Managers of the Company’s controlling shareholder may not act concurrently as the Company’s president, vice-president, Chief Financial Officer, sales supervisor or secretary of the board.

is hereby proposed to be amended as follows:

The chairman, vice-chairman and directors of the Company’s controlling shareholder acting concurrently as the chairman, vice-chairman or director of the Company may not exceed 2 in number. Personnel as acting on positions other than directors in the Company’s controlling shareholders or actual controllers shall not act as senior management personnel of the Company.

The current Article 147 (2):

The following people may not act as an independent director of the Company:

natural person shareholders who directly or indirectly hold 1% or more of the Company’s issued shares or who are top ten shareholders and their immediate family members;

is hereby proposed to be amended as follows:

The following people may not act as an independent director of the Company:

natural person shareholders who directly or indirectly hold 1% or more of the Company’s issued shares or who are top 10 shareholders and their immediate family members;

The current Article 148:

The validity of an act carried out by a director, a supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company on its behalf shall, as against a bona fide third party, not be affected by any irregularity in his office, election or any defect in his qualification.

is hereby proposed to be amended as follows:

The validity of an act carried out by a director, a supervisor, a senior management personnel of the Company on its behalf shall, as against a bona fide third party, not be affected by any irregularity in his office, election or any defect in his qualification.

The current Article 149:

Without the lawful authorization of these Articles of Association or the board of directors, a director of the Company may not act personally on behalf of the Company or the board of directors. If he acts personally, he shall declare his own position and identity in advance where the acting would cause a third party to believe reasonably that he is acting on behalf of the Company or the board of directors.

is hereby proposed to be amended as follows:

Without the lawful authorization of the Articles of Association and its appendices or the board of directors, a director of the Company may not act personally on behalf of the Company or the board of directors. If he acts personally, he shall declare his own position and identity in advance where the acting would cause a third party to believe reasonably that he is acting on behalf of the Company or the board of directors.

The current Article 150:

In addition to the obligations imposed by laws, administrative regulations or the listing rules of the stock exchange on which shares of the Company are listed, each of the Company’s directors, supervisors, president, vice-president, Chief Financial Officer and secretary of the board of directors owes a duty to each shareholder, in the exercise of the duties and powers of the Company entrusted to him:

(1)           not to procure the Company to do anything ultra vires to the scope of business as stipulated in its business licence;

(2)           to act honestly and in the best interests of the Company;

(3)           not to expropriate the Company’s property in any way, including (without limitation to) usurpation of opportunities which may benefit the Company;

(4)           not to deprive of the individual interest of shareholders, including (without limitation to) rights to distribution and voting rights, save and except pursuant to a restructuring of the Company which has been submitted to the shareholders in general meeting for approval in accordance with the Company’s Articles of Association.

is hereby proposed to be amended as follows:

In addition to the obligations imposed by laws, administrative regulations or the listing rules of the stock exchange on which shares of the Company are listed, each of the Company’s directors, supervisors, president, and senior management personnel owes a duty to each shareholder, in the exercise of the duties and powers of the Company entrusted to him:

(1)           not to procure the Company to do anything ultra vires to the scope of business as stipulated in its business licence;

(2)           to act honestly and in the best interests of the Company;

(3)           not to expropriate the Company’s property in any way, including (without limitation to) usurpation of opportunities which may benefit the Company;

(4)           not to deprive of the individual interest of shareholders, including (without limitation to) rights to distribution and voting rights, save and except pursuant to a restructuring of the Company which has been submitted to the shareholders in general meeting for approval in accordance with the Articles of Association and its appendices.

The current Article 151:

Each of the Company’s directors, supervisors, president, vice-president, Chief Financial Officer and secretary of the board of directors owes a duty, in the exercise of his powers and in the discharge of his duties, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

is hereby proposed to be amended as follows:

Each of the Company’s directors, supervisors, and senior management personnel owes a duty, in the exercise of his powers and in the discharge of his duties, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Article 150 is hereby proposed to be added as follows:

The directors shall abide by laws, administrative rules and the Articles of Association and its appendices, bearing the following obligations to the Company:

(1)           in line with the national laws, administrative rules as well as the various requirements of the national economic policies, exercise meticulously, gravely and assiduously the rights authorized by the Company so as to ensure the Company´s business act within the scope prescribed in the business licence;

(2)           give fair treatment to all the shareholders;

(3)           investigate the performance of the Company;

(4)           report regularly to the Company and signing confirmation opinion in writing to ensure the sincerity, preciseness and integrity of the information revealed by the Company;

(5)           provide genuinely the relevant information and material to the supervisory committee, and not impede the supervisory committee to exercise its functional and powers;

(6)           other obligations prescribed in relevant laws, administrative rules, regulations and Articles of Association and its appendices.

The obligations as stated in aforesaid (4) to (6) shall also be applicable to senior management personnel.

The current Article 152:

Each of the Company’s directors, supervisors, president, vice-president, Chief Financial Officer and secretary of the board of directors shall exercise his powers or perform his duties in accordance with the fiduciary principle, and shall not put himself in a position where his duty and his interest may conflict. This principle includes (without limitation to) discharging of the following obligations:

(1)           to act bona fide in the best interests of the Company;

(2)           to act within the scope of his powers and not to exceed such powers;

(3)           to exercise the discretion vested in him personally and not to allow himself to act under the control of another and, unless and to the extent permitted by laws, administrative regulations or with the informed consent of shareholders given in a general meeting, not to transfer the exercise of his discretion;

(4)           to treat shareholders of the same class equally and to treat shareholders of different classes fairly;

(5)           unless otherwise provided for in the Company’s Articles of Association or except with the informed consent of the shareholders given in a general meeting, not to enter into any contract, transaction or arrangement with the Company;

(6)           not to use the Company’s property for his own benefit, without the informed consent of the shareholders given in a general meeting;

(7)           not to abuse his position to accept bribes or other illegal income or expropriate the Company’s property in any way, including (without limitation to) opportunities which benefit the Company;

(8)           not to accept commissions in connection with the Company’s transactions, without the informed consent of the shareholders given in a general meeting;

(9)           to comply with the Company’s Articles of Association, to perform his official duties faithfully, to protect the Company’s interests and not to exploit his position and power in the Company to advance his own interests;

(10)         not to compete with the Company in any way, save with the informed consent of the shareholders given in a general meeting;

(11)         not to misappropriate the Company’s funds or to lend such funds to any other person, not to use the Company’s assets to set up deposit accounts in his own name or in the any other name or to use such assets to guarantee the debts of a shareholder of the Company or any other personal liabilities;

(12)         not to divulge any confidential information which he has obtained during his term of office, without the informed consent of the shareholders in a general meeting; nor shall he use such information otherwise than for the Company’s benefit, unless disclosure of such information to the court or other governmental authorities is made in the following circumstances:

1.           disclosure is required by law;

2.           public interests so warrants;

3.           the interests of the relevant director, supervisor, president, vice-president, Chief Financial Officer and secretary of the board of directors so requires.

is hereby proposed to be amended as follows:

Each of the Company’s directors, supervisors, and senior management personnel shall exercise his powers or perform his duties in accordance with the fiduciary principle, and shall not put himself in a position where his duty and his interest may conflict. This principle includes (without limitation to) discharging of the following obligations:

(1)           to act bona fide in the best interests of the Company;

(2)           to act within the scope of his powers and not to exceed such powers;

(3)           to exercise the discretion vested in him personally and not to allow himself to act under the control of another and, unless and to the extent permitted by laws, administrative regulations or with the informed consent of shareholders given in a general meeting, not to transfer the exercise of his discretion;

(4)           to treat shareholders of the same class equally and to treat shareholders of different classes fairly;

(5)           unless otherwise provided for in the Articles of Association and its appendices or except with the informed consent of the shareholders given in a general meeting, not to enter into any contract, transaction or arrangement with the Company;

(6)           not to use the Company’s property for his own benefit, without the informed consent of the shareholders given in a general meeting;

(7)           not to abuse his position to accept bribes or other illegal income or expropriate the Company’s property in any way, including (without limitation to) opportunities which benefit the Company;

(8)           not to accept commissions in connection with the Company’s transactions, without the informed consent of the shareholders given in a general meeting;

(9)           to comply with the Articles of Association and its appendices, to perform his official duties faithfully, to protect the Company’s interests and not to exploit his position and power in the Company to advance his own interests;

(10)         not to compete with the Company in any way, save with the informed consent of the shareholders given in a general meeting;

(11)         not to misappropriate the Company’s funds or to lend such funds to any other person, not to use the Company’s assets to set up deposit accounts in his own name or in the any other name or to use such assets to guarantee the debts of a shareholder of the Company or any other personal liabilities;

(12)         not to divulge any confidential information which he has obtained during his term of office, without the informed consent of the shareholders in a general meeting; nor shall he use such information otherwise than for the Company’s benefit, unless disclosure of such information to the court or other governmental authorities is made in the following circumstances:

1.           disclosure is required by law;

2.           public interests so warrants;

3.           the interests of the relevant director, supervisor, or senior management personnel so requires.

The current Article 153:

Each director, supervisor, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company shall not direct the following persons or institutions (“associates”) to act in a manner which he is prohibited from so acting:

(1)           the spouse or minor children of the director, supervisor, president, vice-president, Chief Financial Officer or secretary of the board of directors;

(2)           the trustee of the director, supervisor, president, vice-president, Chief Financial Officer or secretary of the board of directors or of any person described in sub-paragraph (1) above;

(3)           partners of directors, supervisors, president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company or any person referred to in sub-paragraphs (1) and (2) of this Article;

(4)           a company in which a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors, whether alone or jointly with one (1) or more of the persons referred to in sub-paragraphs (l), (2) and (3) of this Article and other directors, supervisors, president, vice-president, Chief Financial Officer and secretary of the board of directors, has de facto controlling interest;

(5)           the senior officers of a company which is being controlled in the manner set out in sub-paragraph (4) above, including but without limitation to directors, supervisors and president.

is hereby proposed to be amended as follows:

Each director, supervisor, senior management personnel of the Company shall not direct the following persons or institutions (“associates”) to act in a manner which a director, supervisor or senior management personnel is prohibited from so acting:

(1)           the spouse or minor children of the director, supervisor, or senior management personnel of the Company;

(2)           the trustee of the director, supervisor, senior management personnel or of any trustee described in sub-paragraph (1) above;

(3)           partners of directors, supervisors, senior management personnel or any person referred to in sub-paragraphs (1) and (2) of this Article;

(4)           a company in which a director, supervisor, senior management personnel, whether alone or jointly with one (1) or more of the persons referred to in sub-paragraphs (l), (2) and (3) of this Article and other directors, supervisors, senior management personnel, has de facto controlling interest;

(5)           the directors, supervisors and senior management of a company which is being controlled in the manner set out in sub-paragraph (4) above, including but without limitation to directors, supervisors and president.

The current Article 154:

On submission of a resignation or termination of the tenure of a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company, the fiduciary duties owed by this senior officer to the Company and its shareholders do not necessarily cease when his resignation has not yet been effective or within a reasonable period of the resignation and within a reasonable period of the termination of tenure. His duty of confidentiality in respect of trade secrets of the Company survives the termination of his tenure until the same has become open information. Other duties may continue for such period as the principle of fairness may require depending on the length of time which has lapsed between the termination and the act concerned and on the circumstances and the terms under which the relationship between the relevant director, supervisor, manager and the senior officer on the on hand and the Company on the other hand was terminated.

is hereby proposed to be amended as follows:

The duty of a director, supervisor, and the senior management personnel to act in good faith does not necessarily terminate on the expiration of their term of office. His duty of confidentiality in respect of trade secrets of the Company survives the termination of his tenure until the same has become open information. Other duties may continue for such period as the principle of fairness may require depending on the length of time which has lapsed between the termination and the act concerned and on the circumstances and the terms under which the relationship between the relevant director, supervisor, manager and the senior officer on the on hand and the Company on the other hand was terminated.

The current Article 155:

Any serving director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company who leaves his post without permission thereby causing loss to the Company shall be liable for compensation.

is hereby proposed to be deleted.

The current Article 156:

A director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company may be relieved of liability for specific breaches of his duty with the informed consent of the shareholders given at a general meeting, save under the circumstances of Article 55 hereof.

is hereby proposed to be amended as follows:

A director, supervisor, and a senior management personnel of the Company may be relieved of liability for specific breaches of his duty with the informed consent of the shareholders given at a general meeting, save under the circumstances of Article 53 hereof.

The current Article 157:

Where a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company is in any way, directly or indirectly, materially interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company, (other than his contract of service with the Company), he shall declare the nature and extent of his interests to the board of directors at the earliest opportunity, whether or not the contract, transaction or arrangement or proposal therefor is otherwise subject to the approval of the board of directors.

If a director or his associate (as defined in the Rules Governing the Listing of Securities of the Hong Kong Stock Exchange Limited) have a material interest in any contract, transaction, arrangement or other matters that requires the approval of the board of directors, the relevant director shall not vote for the relevant matter at the meeting of the board of directors, and shall not be listed in the quorum of the meeting.

Unless the interested director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors discloses his interests in accordance with the preceding sub-paragraph of this Article and the contract, transaction or arrangement is approved by the board of directors at a meeting in which the director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors is not counted as part of the quorum and refrains from voting, or from entering into a contract, transaction or arrangement in which that senior officer is materially interested is voidable at the instance of the Company except as against a bona fide party thereto who does not have notice of the breach of duty by the interested senior officer.

For the purposes of this Article, a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company is deemed to be interested in a contract, transaction or arrangement in which his associate is interested.

is hereby proposed to be amended as follows:

Where a director, supervisor, senior management personnel of the Company is in any way, directly or indirectly, materially interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company, (other than his contract of service with the Company), he shall declare the nature and extent of his interests to the board of directors at the earliest opportunity, whether or not the contract, transaction or arrangement or proposal therefor is otherwise subject to the approval of the board of directors.

If a director or his associate (as defined in the Rules Governing the Listing of Securities of the Hong Kong Stock Exchange Limited) have a material interest in any contract, transaction, arrangement or other matters that requires the approval of the board of directors, the relevant director shall not vote for the relevant matter at the meeting of the board of directors, and shall not be listed in the quorum of the meeting.

Unless the interested director, supervisor, senior management personnel discloses his interests in accordance with the preceding sub-paragraph of this Article and the contract, transaction or arrangement is approved by the board of directors at a meeting in which the director, supervisor, or senior management personnel is not counted as part of the quorum and refrains from voting, or from entering into a contract, transaction or arrangement in which that senior officer is materially interested is voidable at the instance of the Company except as against a bona fide party thereto who does not have notice of the breach of duty by the interested senior officer.

For the purposes of this Article, a director, supervisor, or senior management personnel of the Company is deemed to be interested in a contract, transaction or arrangement in which his associate is interested.

The current Article 158:

Where a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company gives to the board of directors a notice in writing stating that, by reason of the facts specified in the notice, he is interested in contracts, transactions or arrangements which may subsequently be made by the Company, that notice shall be deemed for the purposes of the preceding Article to be a sufficient disclosure of his interests, so far as the content stated in such notice is concerned, provided that such notice shall have been given before the date on which the question of entering into the relevant contract, transaction or arrangement is first taken into consideration by the Company.

is hereby proposed to be amended as follows:

Where a director, supervisor, senior management personnel of the Company gives to the board of directors a notice in writing stating that, by reason of the facts specified in the notice, he is interested in contracts, transactions or arrangements which may subsequently be made by the Company, that notice shall be deemed for the purposes of the preceding Article to be a sufficient disclosure of his interests, so far as the content stated in such notice is concerned, provided that such notice shall have been given before the date on which the question of entering into the relevant contract, transaction or arrangement is first taken into consideration by the Company.

The current Article 159:

The Company shall not pay taxes for or on behalf of a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors in any manner.

is hereby proposed to be amended as follows:

The Company shall not pay taxes for or on behalf of a director, supervisor, senior management personnel in any manner.

The current Article 160:

The Company shall not directly or indirectly make a loan to or provide any guarantee in connection with the making of a loan to a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company or a senior officer (including but without limitation to a director, supervisor and the president) of the holding company of the Company or any of their respective associates.

The foregoing prohibition shall not apply to the following circumstances:

(1)           provision of a loan or guarantee for a loan by the Company to its subsidiary;

(2)           the provision by the Company of a loan or a guarantee in connection with the making of a loan or any other funds available to its directors, supervisors, president, vice-president, Chief Financial Officer or the secretary of the board of directors to meet expenditure incurred or to be incurred by him for the purposes of the Company or for the purpose of enabling him to perform his duties properly, in accordance with the terms of a service contract approved by the shareholders in a general meeting;

(3)           if the ordinary course of business of the Company includes the lending of money or the giving of guarantees, the Company may make a loan to or provide a guarantee in connection with the making of a loan to a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors or his associates in the ordinary course of its business on normal commercial terms.

is hereby proposed to be amended as follows:

The Company shall not directly or indirectly make a loan to or provide any guarantee in connection with the making of a loan to a director, supervisor, senior management personnel of the Company or its holding company or any of their respective associates.

The foregoing prohibition shall not apply to the following circumstances:

(1)           provision of a loan or guarantee for a loan by the Company to its subsidiary;

(2)           the provision by the Company of a loan or a guarantee in connection with the making of a loan or any other funds available to its directors, supervisors, senior management personnel to meet expenditure incurred or to be incurred by him for the purposes of the Company or for the purpose of enabling him to perform his duties properly, in accordance with the terms of a service contract approved by the shareholders in a general meeting;

(3)           if the ordinary course of business of the Company includes the lending of money or the giving of guarantees, the Company may make a loan to or provide a guarantee in connection with the making of a loan to a director, supervisor, senior management personnel or his associates in the ordinary course of its business on normal commercial terms.

The current Article 162:

A guarantee for the repayment of a loan which has been provided by the Company acting in breach of Article 158(1) shall not be enforceable against the Company, save in respect of the following circumstances:

(1)           the guarantee was provided in connection with a loan which was made to an associate of a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company or a senior officer (including but without limitation to a director, supervisor and the president) of the Company’s holding company and the lender of such funds did not know of the relevant circumstances at the time of the making of the loan; or

(2)           the collateral which has been provided by the Company has already been lawfully disposed of by the lender to a bona fide purchaser.

is hereby proposed to be amended as follows:

A guarantee for the repayment of a loan which has been provided by the Company acting in breach of Article 159(1) shall not be enforceable against the Company, save in respect of the following circumstances:

(1)           the guarantee was provided in connection with a loan which was made to an associate of a director, supervisor, and senior management personnel of the Company or the Company’s holding company and the lender of such funds did not know of the relevant circumstances at the time of the making of the loan; or

(2)           the collateral which has been provided by the Company has already been lawfully disposed of by the lender to a bona fide purchaser.

The current Article 164:

In addition to any rights and remedies provided by the laws and administrative regulations, where a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company breaches the duties which he owes to the Company, the Company has a right:

(1)           to demand such a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors to compensate it for losses sustained by the Company as a result of such breach;

(2)           to rescind any contract or transaction which has been entered into between the Company and such a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors or between the Company and a third party (where such third party knows or should have known that such a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors representing the Company has breached his duties owed to the Company);

(3)           to demand such a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors to surrender the gains made as result of the breach of his obligations;

(4)           to recover any monies which should have been received by the Company and which were received by such a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors instead, including (without limitation to) commissions; and

(5)           to demand repayment of interest earned or which may have been earned by a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors officer on money that should have been paid to the Company.

is hereby proposed to be amended as follows:

In addition to any rights and remedies provided by the laws and administrative regulations, where a director, supervisor, and senior management personnel of the Company breaches the duties which he owes to the Company, the Company has a right:

(1)           to demand such a director, supervisor, or a senior management personnel to compensate it for losses sustained by the Company as a result of such breach;

(2)           to rescind any contract or transaction which has been entered into between the Company and such a director, supervisor, senior management personnel or between the Company and a third party (where such third party knows or should have known that such a director, supervisor, senior management personnel representing the Company has breached his duties owed to the Company);

(3)           to demand such a director, supervisor, or senior management personnel to surrender the gains made as result of the breach of his obligations;

(4)           to recover any monies which should have been received by the Company and which were received by such a director, supervisor, or a senior management personnel instead, including (without limitation to) commissions; and

(5)           to demand repayment of interest earned or which may have been earned by a director, supervisor, or a senior management personnel on money that should have been paid to the Company.

The current Article 165:

If a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors has violated the law, administrative rules or these Articles of Association in discharging his duties thereby causing damage to the Company, he shall be liable for compensation. Shareholders shall have the right to ask the Company to commence legal or arbitration proceedings to claim for compensation according to law.

is hereby proposed to be amended as follows:

If a director, supervisor, or a senior management personnel has violated the law, administrative rules, regulations of the competent authorities or the Articles of Association and its appendices in discharging his duties thereby causing losses to the Company, he shall be liable for compensation.

The current Article 166:

The Company shall make written contract with a director or supervisor in relation to the rights and duties of the Company and the director/supervisor, emoluments and term of office of the director/supervisor, liability of the director/supervisor for breach of law, regulations and these Articles of Association and compensation for early termination of the contract, etc. The emoluments shall be approved in advance by the shareholders in a general meeting. The aforesaid emoluments include:

(1)           emoluments in respect of his service as director, supervisor, president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company;

(2)           emoluments in respect of his acting as a senior officer (including but without limitation to a director, supervisor and the president) of any subsidiary of the Company;

(3)           emoluments in respect of the provision of other services in connection with the management of the affairs of the Company and any of its subsidiaries;

(4)           payment by way of compensation for loss of office, or as consideration for or in connection with his retirement from office.

No proceedings may be brought by a director or supervisor against the Company for anything due to him in respect of the matters mentioned in this Article except pursuant to the contract mentioned above.

is hereby proposed to be amended as follows:

The Company shall make written contract with a director or supervisor in relation to the rights and duties of the Company and the director/supervisor, emoluments and term of office of the director/supervisor, liability of the director/supervisor for breach of law, regulations and these Articles of Association and its appendices and compensation for early termination of the contract, etc. The emoluments shall be approved in advance by the shareholders in a general meeting. The aforesaid emoluments include:

(1)           emoluments in respect of his service as director, supervisor, or senior management personnel of the Company;

(2)           emoluments in respect of his acting as a director, supervisor or a senior management personnel of any subsidiary of the Company;

(3)           emoluments in respect of the provision of other services in connection with the management of the affairs of the Company and any of its subsidiaries;

(4)           payment by way of compensation for loss of office, or as consideration for or in connection with his retirement from office.

No proceedings may be brought by a director or supervisor against the Company for anything due to him in respect of the matters mentioned in this Article except pursuant to the preceding contract.

The current Article 167:

The contract concerning the emoluments between the Company and its directors or supervisors should provide that in the event that the Company is acquired, the Company’s directors and supervisors shall, subject to the prior approval of shareholders in a general meeting, have the right to receive compensation or other payment in respect of his loss of office or retirement. For the purposes of this paragraph, the acquisition of the Company includes any of the following:

(1)           an offer made by any person to the general body of shareholders;

(2)           an offer made by any person with a view to the offeror becoming a “controlling shareholder” within the meaning of Article 56 hereof.

If the relevant director or supervisor does not comply with this Article, any sum so received by him shall belong to those persons who have sold their shares as a result of such offer. The expenses incurred in distributing such sum on a pro rata basis amongst such persons shall be borne by the relevant director or supervisor and shall not be paid out of such sum.

is hereby proposed to be amended as follows:

The contract concerning the emoluments between the Company and its directors or supervisors should provide that in the event that the Company is acquired, the Company’s directors and supervisors shall, subject to the prior approval of shareholders in a general meeting, have the right to receive compensation or other payment in respect of his loss of office or retirement. For the purposes of this paragraph, the acquisition of the Company includes any of the following:

(1)           an offer made by any person to the general body of shareholders;

(2)           an offer made by any person with a view to the offeror becoming a “controlling shareholder” within the meaning of Article 54 hereof.

If the relevant director or supervisor does not comply with this Article, any sum so received by him shall belong to those persons who have sold their shares as a result of such offer. The expenses incurred in distributing such sum on a pro rata basis amongst such persons shall be borne by the relevant director or supervisor and shall not be paid out of such sum.

The current Article 168:

The Company shall establish its financial and accounting systems in accordance with laws, administrative regulations and PRC accounting standards formulated by the finance regulatory department of the State Council.

is hereby proposed to be amended as follows:

The Company shall establish its financial and accounting systems in accordance with laws, administrative regulations and PRC enterprise accounting standards formulated by the finance regulatory department of the State Council.

The current Article 171:

The Company’s financial reports shall be made available for shareholders’ inspection at the Company twenty (20) days before the date of every shareholders’ annual general meeting. Each shareholder shall be entitled to have a copy of the financial reports referred to in this Chapter.

The Company shall deliver or send to each shareholder of Overseas-Listed Foreign-Invested Shares by prepaid mail at the address registered in the register of shareholders the said reports not later than twenty-one (21) days prior to the date of every annual general meeting of the shareholders.

is hereby proposed to be amended as follows:

The Company’s financial reports shall be made available for shareholders’ inspection at the Company twenty (20) days before the date of every shareholders’ annual general meeting. Each shareholder shall be entitled to have a copy of the financial reports referred to in this Chapter.

The Company shall deliver or send to each shareholder of Overseas-Listed Foreign-Invested Shares by prepaid mail at the address registered in the register of shareholders the said reports not later than twenty-one (21) days prior to the date of every annual general meeting of the shareholders.

Subject to the laws, regulations and listing rules of the listing place, the aforesaid reports may be issued or provided by way of the methods provided in Article 219 of the Articles of Association and its appendices, but need not be issued or provided by the abovementioned ways.

The current Article 172:

The financial statements of the Company shall, in addition to being prepared in accordance with PRC accounting standards and regulations, be prepared in accordance with either international accounting standards, or that of the place outside the PRC where the Company’s shares are listed. If there is any material difference between the financial statements prepared respectively in accordance with the two accounting standards, such difference shall be stated in the financial statements. In distributing its profits after tax, the lower of the two amounts shown in the financial statements shall be adopted.

is hereby proposed to be amended as follows:

The financial statements of the Company shall, in addition to being prepared in accordance with PRC enterprise accounting standards and regulations, be prepared in accordance with either international accounting standards, or that of the place outside the PRC where the Company’s shares are listed. If there is any material difference between the financial statements prepared respectively in accordance with the two accounting standards, such difference shall be stated in the financial statements. In distributing its profits after tax, the lower of the two amounts shown in the financial statements shall be adopted.

The current Article 173:

Any interim results or financial information published or disclosed by the Company must also be prepared and presented in accordance with PRC accounting standards and regulations, and also in accordance with either international accounting standards or that of the place overseas where the Company’s shares are listed.

is hereby proposed to be amended as follows:

Any interim results or financial information published or disclosed by the Company must also be prepared and presented in accordance with PRC enterprise accounting standards and regulations, and also in accordance with either international accounting standards or that of the place overseas where the Company’s shares are listed.

The current Article 174:

The Company shall publish its financial reports four times in each fiscal year, that is, the report for the first quarter shall be published within thirty (30) days after the expiration of the first three (3) months of each fiscal year; the biannual financial report shall be published within sixty (60) days after the expiration of the first six (6) months of each fiscal year; the report for the third quarter shall be published within thirty (30) days after the expiration of the first nine (9) months of each fiscal year; and the annual financial report shall be published within one hundred and twenty (120) days after the expiration of each fiscal year. Annual financial reports shall be checked and verified as required by law.

is hereby proposed to be amended as follows:

The Company shall publish its financial reports 4 times in each fiscal year, that is, the quarterly report shall be submitted to branch of China Securities Supervisory Committee and stock exchanges and published within 30 days after the expiration of the first 3 months and first 9 months of each fiscal year; the biannual financial report shall be submitted to branch of China Securities Supervisory Committee and stock exchanges and published within 60 days after the expiration of the first 6 months of each fiscal year; and the annual financial report shall be published within 120 days after the expiration of each fiscal year.

The current Article 175:

Annual financial reports and biannual financial reports which deal with biannual profit distribution shall include the followings:

(1)           balance sheet;

(2)           statement of profit;

(3)           statement of profit distribution;

(4)           cash flow statement;

(5)           explanatory notes to accounting statements.

If the Company does not make biannual profit distribution, the biannual financial report shall include the above accounting statements and explanatory notes save sub-paragraph (3).

is hereby proposed to be deleted.

The current Article 177:

When allocating the after-tax profits of the current year, the Company shall allocate (10) ten percent of its profit to the statutory common reserve fund, and allocate (5) five percent to (10) ten percent of its profit to the statutory public welfare fund. In the event that the accumulated statutory common reserve fund of the Company has reached more than (50) fifty percent of the registered capital of the Company, no allocation is needed.

In the event that the statutory common reserve fund of the Company is insufficient to make up the losses of the Company on the previous year, before allocating the statutory common reserve fund and the statutory public welfare fund in accordance with the stipulations of the previous paragraph, the Company shall first make up the losses by using the profits of the current year.

After allocating the statutory common reserve fund and public welfare fund from the after-tax profits of the Company, the Company can allocate the arbitrary common reserve fund according to the resolution of shareholders’ general meeting.

The remaining profits after making-up the losses, allocating the common reserve funds and the statutory public welfare fund shall be distributed in accordance with the proportion of shares held by the shareholders.

is hereby proposed to be amended as follows:

When allocating the after-tax profits of the current year, the Company shall allocate (10) ten percent of its profit to the statutory common reserve fund. In the event that the accumulated statutory common reserve fund of the Company has reached more than (50) fifty percent of the registered capital of the Company, no allocation is needed.

In the event that the statutory common reserve fund of the Company is insufficient to make up the losses of the Company on the previous year, before allocating the statutory common reserve fund in accordance with the stipulations of the previous paragraph, the Company shall first make up the losses by using the profits of the current year.

After allocating the statutory common reserve fund from the after-tax profits of the Company, the Company can allocate the arbitrary common reserve fund according to the resolution of shareholders’ general meeting.

The profits distributable to the shareholders, upon the approval in the shareholders meeting, shall be distributed in accordance with the proportion of shares held by the shareholders.

The profits distribution policy of the Company shall be durative and stable.

The current Article 178:

Before making-up the losses, allocating the surplus common reserve funds and the statutory public welfare fund, the Company shall not allocate the dividends or carry out other allocations by way of bonus.

is hereby proposed to be amended as follows:

Before making-up the losses, allocating the common reserve funds, the Company shall not allocate the dividends or carry out other allocations by way of bonus, where distribution had been completed, the shareholders shall return the profits distributed in breach of the regulations to the Company.

The Company holding its own shares shall not participate in the profit allocation.

The current Article 180:

The common reserve fund of the Company shall be applied for compensating the losses or converting the common reserve fund into the capital of the Company.

When such conversion takes place upon the approval of shareholders in a general meeting, the Company shall distribute new shares in proportion to the existing shareholders’ number of shares, provided, however, that when the statutory common reserve fund is converted to capital nature, the balance of the statutory common reserve fund may not fall below 25% of the registered capital.

is hereby proposed to be amended as follows:

The common reserve fund of the Company shall be applied for compensating the losses, expansion of production and operation, or converting the common reserve fund into the capital of the Company. However, the common reserve fund of the Company shall not be used to offset loss of the Company.

When the statutory common reserve fund is converted to capital nature, the balance of the statutory common reserve fund may not fall below 25% of the Company´s registered capital prior to such conversions.

The current Article 181:

The Company’s statutory public welfare fund is used for the collective welfare of the Company’s employees.

is hereby proposed to be deleted.

The current Article 182:

After the Company’s shareholders have approved in a general meeting the proposal for profit distribution or for conversion of the common reserve fund into capital of the Company, the Company’s board of directors shall complete the distribution or conversion of dividends (or shares) within two (2) months of the general meeting.

is hereby proposed to be deleted.

The current Article 183:

The Company may distribute dividends in the form of:

(1)           cash;

(2)           shares.

is hereby proposed to be amended as follows:

The Company may distribute dividends in the form of:

(1)           cash;

(2)           shares.

(3)           other means provided by laws, administrative rules, regulations of competent authorities and regulatory provisions in the place where the Company´s shares is listed.

The current Article 184:

The Company shall calculate, declare and pay dividends and other amounts which are payable to holders of Domestic Invested Shares in Renminbi. The Company shall calculate and declare dividends and other payments which are payable to holders of Overseas-Listed Foreign-Invested Shares in Renminbi, and shall pay such amounts in Hong Kong Dollars. As for the foreign currency needed by the Company for payment of cash dividends and other funds which are payable to the holders of the Overseas-Listed Foreign-Invested Shares, it shall be handled in accordance with any related national regulations on foreign exchange control.

is hereby proposed to be amended as follows:

The Company shall calculate, declare and pay dividends and other amounts which are payable to holders of A Shares in Renminbi. The Company shall calculate and declare dividends and other payments which are payable to holders of Overseas-Listed Foreign-Invested Shares in Renminbi, and shall pay such amounts in Hong Kong Dollars. As for the foreign currency needed by the Company for payment of cash dividends and other funds which are payable to the holders of the Overseas-Listed Foreign-Invested Shares, it shall be handled in accordance with any related national regulations on foreign exchange control.

The current Article 186:

Unless the shareholders have approved otherwise in a general meeting, the board of directors may determine to make half-yearly dividends distribution. Unless otherwise provided by the relevant laws and administrative regulations, the amount of the half-yearly dividends distribution shall not exceed 50% of the profits shown in the biannual statement of profit of the Company.

is hereby proposed to be amended as follows:

Unless the shareholders have approved otherwise in a general meeting, the board of directors may determine to make half-yearly dividends distribution. Unless otherwise provided by the relevant laws and administrative regulations, the amount of the half-yearly dividends distribution shall not exceed 50% of net profit for the half year interim period.

The current Article 190:

The Company’s internal auditing system and duties of the auditors shall be implemented after they have been approved by the board of directors.

is hereby proposed to be amended as follows:

The Company’s internal auditing system and duties of the auditors shall be implemented after they have been approved by the board of directors. The person in charge of audit shall be responsible to and report to the board of directors.

The current Article 191:

The Company shall appoint an independent firm of accountants which is qualified under the relevant regulations of the State to audit the Company’s annual financial report and review other financial reports, to conduct verification of net asset value and other relevant consulting service business.

Engagement of the firm of accountants shall be determined in a shareholders’ general meeting.

is hereby proposed to be amended as follows:

The Company shall appoint an independent firm of accountants which is qualified under the relevant regulations of the State to audit the Company’s annual financial report and review other financial reports of the Company.

The first accounting firm of the Company may be appointed by the founders´ meeting before the first annual shareholders´ meeting. The term of appointment of the accounting firm shall terminate at the end of the first shareholders´ annual meeting.

If the founders´ meeting does not exercise its duties and powers according to the aforementioned provisions, then the board of directors shall exercise its duties and powers.

The current Article 193:

The auditors appointed by the Company shall enjoy the following rights:

(1)           a right to review to the books, records and vouchers of the Company at any time, the right to require the directors, supervisors, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company to supply relevant information and explanations;

(2)           a right to require the Company to take all reasonable steps to obtain from its subsidiaries such information and explanation as are necessary for the discharge of its duties;

(3)           a right to attend shareholders’ general meetings and to receive all notices of, and other communications relating to, any shareholders’ general meeting which any shareholder is entitled to receive, and to speak at any shareholders’ general meeting in relation to matters concerning its role as the Company’s accounting firm.

is hereby proposed to be amended as follows:

The auditors appointed by the Company shall enjoy the following rights:

(1)           a right to review to the books, records and vouchers of the Company at any time, the right to require the directors, supervisors, and senior management personnel of the Company to supply relevant information and explanations;

(2)           a right to require the Company to take all reasonable steps to obtain from its subsidiaries such information and explanation as are necessary for the discharge of its duties;

(3)           a right to attend shareholders’ general meetings and to receive all notices of, and other communications relating to, any shareholders’ general meeting which any shareholder is entitled to receive, and to speak at any shareholders’ general meeting in relation to matters concerning its role as the Company’s accounting firm.

The current Article 196:

The remuneration of an accounting firm or the manner in which such firm is to be remunerated shall be determined by the shareholders in a general meeting. The remuneration of an accounting firm appointed by the board of directors which is to fill the vacancy shall be determined by the board of directors and approved by the shareholders’ general meeting.

is hereby proposed to be amended as follows:

The remuneration of an accounting firm or the manner in which such firm is to be remunerated shall be determined by the shareholders in a general meeting. The remuneration of an accounting firm appointed by the board of directors which is to fill the vacancy shall be determined by the board of directors.

The current Article 197:

The Company’s appointment, removal or non-reappointment of an accounting firm shall be resolved by the shareholders in a general meeting and disclosed in the relevant newspapers and publications stating the reasons for removal, if necessary. Such resolution shall be filed with the securities authority of the State Council and The Chinese Institute of Certified Public Accountants.

Where a resolution at a general meeting of shareholders is passed to appoint an accounting firm other than an incumbent accounting firm, to fill a casual vacancy in the office of the accounting firm, to reappoint an accounting firm who was appointed by the board of directors to fill a casual vacancy or to remove an accounting firm before expiry of its term of office, the following provisions shall apply:

(1)           A copy of the appointment or removal proposal shall be sent (before issue of the notice of meeting) to the firm proposed to be appointed or proposing to leave its post or the firm which has left its post in the relevant fiscal year. Reference as leaving herein includes leaving by removal, resignation and retirement.

(2)           If the accounting firm leaving its post makes representations in writing and requests the Company to give the shareholders notice of such representations, the Company shall (unless the representations have been received too late) take the following measures:

(i)            in any notice of the resolution given to shareholders, state the fact of the representations having been made by the accounting firm leaving its post; and

(ii)           attach a copy of the representations to the notice and deliver it to the shareholders in the manner stipulated in the Company’s Articles of Association.

(3)           If the Company fails to circulate the accounting firm’s representations in the manner set out in sub-paragraph (2) above, such accounting firm may (in addition to its right to be heard) require that the representations be read out at the meeting.

(4)           An auditor which is retired from its office shall be entitled to attend the following shareholders’ general meetings:

(i)            the general meeting at which its term of office would otherwise have expired;

(ii)           the general meeting at which it is proposed to fill the vacancy caused by its removal; and

(iii)          the general meeting which convened as a result of its voluntary resignation:

The leaving accounting firm has the right to receive all notices of, and other communications relating to, any such meeting, and to speak at any such meeting which it attends on any part of the business of the meeting which concerns it as the former accounting firm of the Company.

is hereby proposed to be amended as follows:

The Company’s appointment, removal or non-reappointment of an accounting firm shall be resolved by the shareholders in a general meeting. Such resolution shall be filed with the securities authority of the State Council.

Where a resolution at a general meeting of shareholders is passed to appoint an accounting firm other than an incumbent accounting firm, to fill a casual vacancy in the office of the accounting firm, to reappoint an accounting firm who was appointed by the board of directors to fill a casual vacancy or to remove an accounting firm before expiry of its term of office, the following provisions shall apply:

(1)           A copy of the appointment or removal proposal shall be sent (before issue of the notice of meeting) to the firm proposed to be appointed or proposing to leave its post or the firm which has left its post in the relevant fiscal year. Reference as leaving herein includes leaving by removal, resignation and retirement.

(2)           If the accounting firm leaving its post makes representations in writing and requests the Company to give the shareholders notice of such representations, the Company shall (unless the representations have been received too late) take the following measures:

(i)           in any notice of the resolution given to shareholders, state the fact of the representations having been made by the accounting firm leaving its post; and

(ii)           attach a copy of the representations to the notice and deliver it to the shareholders in the manner stipulated in the Company’s Articles of Association and its appendices.

(3)           If the Company fails to circulate the accounting firm’s representations in the manner set out in sub-paragraph (2) above, such accounting firm may (in addition to its right to be heard) require that the representations be read out at the meeting.

(4)           An auditor which is retired from its office shall be entitled to attend the following shareholders’ general meetings:

(i)           the general meeting at which its term of office would otherwise have expired;

(ii)           the general meeting at which it is proposed to fill the vacancy caused by its removal; and

(iii)           the general meeting which convened as a result of its voluntary resignation:

The leaving accounting firm has the right to receive all notices of, and other communications relating to, any such meeting, and to speak at any such meeting which it attends on any part of the business of the meeting which concerns it as the former accounting firm of the Company.

The current Article 198:

Prior notice should be given to the accounting firm 30 days in advance if the Company decides to remove such accounting firm or not to renew the appointment thereof. Such accounting firm shall be entitled to make representations at the shareholders’ general meeting. Where the accounting firm considers that there is no proper reason for the removal or the non-renewal of appointment, it may appeal to the securities regulatory authority of the State Council and The Chinese Institute of Certified Public Accountants. Where the accounting firm resigns from its position as the Company’s auditors, it shall make clear to the shareholders in a general meeting whether there has been any impropriety on the part of the Company.

An accounting firm may resign its office by depositing at the Company’s domicile a resignation notice which shall become effective on the date of such deposit or on such later date as may be stipulated in such notice. Such notice shall contain the following statements:

(1)           a statement to the effect that there are no circumstances connected with its resignation which it considers should be brought to the notice of the shareholders or creditors of the Company; or

(2)           a statement of any such circumstances.

Where a notice is deposited under the preceding sub-paragraph, the Company shall within fourteen (14) days send a copy of the notice to the relevant governing authority. If the notice contains a statement under the preceding sub-paragraph (2), a copy of such statement shall be placed at the Company for shareholders’ inspection. The Company should also send a copy of such statement by prepaid mail to every shareholder of Overseas-Listed Foreign Shares at the address registered in the register of shareholders.

Where the accounting firm’s notice of resignation contains a statement in respect of the above, it may require the board of directors to convene a shareholders’ extraordinary general meeting for the purpose of receiving an explanation of the circumstances connected with its resignation.

is hereby proposed to be amended as follows:

Prior notice should be given to the accounting firm 30 days in advance if the Company decides to remove such accounting firm or not to renew the appointment thereof. Such accounting firm shall be entitled to make representations at the shareholders’ general meeting. Where the accounting firm resigns from its position as the Company’s auditors, it shall make clear to the shareholders in a general meeting whether there has been any impropriety on the part of the Company.

An accounting firm may resign its office by depositing at the Company’s domicile a resignation notice which shall become effective on the date of such deposit or on such later date as may be stipulated in such notice. Such notice shall contain the following statements:

(1)           a statement to the effect that there are no circumstances connected with its resignation which it considers should be brought to the notice of the shareholders or creditors of the Company; or

(2)           a statement of any such circumstances.

Where a notice is deposited under the preceding sub-paragraph, the Company shall within fourteen (14) days send a copy of the notice to the relevant governing authority. If the notice contains a statement under the preceding sub-paragraph (2), a copy of such statement shall be placed at the Company for shareholders’ inspection. The Company should also send a copy of such statement by prepaid mail to every shareholder of Overseas-Listed Foreign Shares at the address registered in the register of shareholders.

Subject to the laws, regulations and listing rules of the listing place, the aforesaid copies may be issued or provided by way of the methods provided in Article 220 of the Articles of Association and its appendices, but need not be issued or provided by the abovementioned ways.

Where the accounting firm’s notice of resignation contains a statement in respect of the above, it may require the board of directors to convene a shareholders’ extraordinary general meeting for the purpose of receiving an explanation of the circumstances connected with its resignation.

Add Chapter 17 Employees

Article 195 is hereby proposed to be added as follow:

The Company perseveres in a human-centered principle and integrates the corporate development with a perpetual intention to return to shareholders, contribute to the society, and benefit the employees. In compliance with the State´s laws and regulations, the Company shall establish a healthy and complete employee´s management system, and effectively develop and utilize human resources.

Article 196 is hereby proposed to be added as follow:

Based on its business needs subject to laws, regulations and corporate rules, the Company shall employ, dismiss or terminate employees labor contracts in its discretion.

Article 197 is hereby proposed to be added as follow:

Pursuant to the State´s regulations and the Articles of Association and its appendices, the Company shall establish the salary, insurance, benefits systems. In light of the economic and social development and business operations of the Company, the Company shall make endeavors to enhance the overall benefits for its employees, and improve their working conditions.

Article 198 is hereby proposed to be added as follow:

Pursuant to the State´s laws and regulations, the Company shall develop an employees training system based on its business development and employees needs, to best pave the path for employees talent and professional development.

Add Chapter 18 The Union

Article 199 is hereby proposed to be added as follow:

The employees of the Company shall duly organize the Union, develop its event programs, and hence, protect the employees´ legitimate rights. The Company shall provide prerequisites for the Union to carry out its events.

The current Article 199:

The Company may carry out mergers or division in accordance with law. In the event of merger or division of the Company, the following procedures shall be adopted:

(1)           a proposal for merger or division be drawn up in a board meeting;

(2)           a resolution be made in a shareholders’ general meeting in accordance with these Articles of Association;

(3)           a contract for merger or division be made by the relevant parties;

(4)           the relevant procedures for approval be gone through according to law;

(5)           disposal of credit rights and liabilities in the merger or division;

(6)           registration of dissolution or modification.

In the case of merger or division of the Company, the board of directors of the Company shall take necessary measures to protect the legitimate interests of the shareholders who object to the plan of merger or division. A shareholder who objects to the plan of merger or division shall have the right to demand the Company or the shareholders who consent to the plan of merger or division to acquire such dissenting shareholders’ shareholding at a fair price.

The contents of the resolution of merger or division of the Company shall constitute special documents which shall be available for inspection by the shareholders of the Company. Such special documents shall be sent by mail to holders of Overseas-Listed Foreign-Invested Shares.

is hereby proposed to be amended as follows:

The Company may carry out mergers or division in accordance with law.

In the case of merger or division of the Company, the board of directors shall provide the proposal, and, upon approval in accordance with the procedures under the Articles of Association and its appendices, deal with the relevant approval procedures pursuant to laws. The board of directors of the Company shall take necessary measures to protect the legitimate interests of the shareholders who object to the plan of merger or division. A shareholder who objects to the plan of merger or division shall have the right to demand the Company or the shareholders who consent to the plan of merger or division to acquire such dissenting shareholders’ shareholding at a fair price.

The contents of the resolution of merger or division of the Company shall constitute special documents which shall be available for inspection by the shareholders of the Company. Such special documents shall be sent by mail to holders of Overseas-Listed Foreign-Invested Shares.

Subject to the laws, regulations and listing rules of the listing place, the aforesaid documents may be issued or provided by way of the methods provided in Article 220 of the Articles of Association and its appendices, but need not be issued or provided by the abovementioned ways.

The current Article 200, Article 202:

Article 200  The merger of the Company may take the form of either merger by absorption or merger by the establishment of a new company.

In the event of a merger, the merging parties shall execute a merger agreement and prepare a balance sheet and an inventory of assets. The Company shall notify its creditors within ten (10) days from the date of the Company’s merger resolution which is passed at a shareholders’ general meeting and shall publish a public notice in a newspaper at least three (3) times within thirty (30) days of the date of the Company’s merger resolution.

Article 202  A creditor shall have the right either within 30 days of receipt of the notice if he has received a notice or within 90 days of the first announcement if he has not received a notice to require the Company to settle indebtedness or provide the relevant security. If the Company fails to settle the indebtedness or provide the relevant security, the merger or division shall not be proceeded with.

is hereby proposed to be amended as follows:

The merger of the Company may take the form of either merger by absorption or merger by the establishment of a new company.

The merger means that one company takes over other one and the company being taken over shall be dissolved. The consolidation means that at least two companies are merged into one and the existing companies shall be dissolved after their merger.

In the event of a merger, the merging parties shall execute a merger agreement and prepare a balance sheet and an inventory of assets. The Company shall notify its creditors within ten (10) days from the date of the Company’s merger resolution which is passed and shall publish a public notice in a newspaper designed by the regulatory institutions of the place where the Company´s shares are listed within thirty (30) days of the date of the Company’s merger resolution. The creditor may, within 30 days as of its acknowledgement or within 45 days as of the date of announcement, ask the Company for settling of its debt or providing relevant guarantee.

The current Article 201:

Where there is a division of the Company, its assets shall be divided up accordingly.

In the event of division of the Company, the parties to such division shall execute a division agreement and prepare a balance sheet and an inventory of assets. The Company shall notify its creditors within ten (10) days from the date of the Company’s division resolution which is passed at a shareholders’ general meeting and shall publish a public notice in a newspaper at least three (3) times within thirty (30) days of the date of the Company’s division resolution.

is hereby proposed to be amended as follows:

Where there is a division of the Company, its assets shall be divided up accordingly.

In the event of division of the Company, the parties to such division shall execute a division agreement and prepare a balance sheet and an inventory of assets. The Company shall notify its creditors within ten (10) days from the date of the Company’s division resolution which is passed and shall publish a public notice in a newspaper designed by the regulatory institutions of the place where the Company´s shares are listed within thirty (30) days of the date of the Company’s division resolution.

The current Article 203:

Disposal of the assets, credit rights and liabilities of the parties to the merger or division shall be provided explicitly in a contract.

After the merger, the rights against debtors and the indebtedness of each of the parties to the merger shall be inherited by the company which survives the merger or the newly established company.

Debts of the Company prior to division shall be assumed by the companies which exist after the division in accordance with the agreement of the parties.

is hereby proposed to be amended as follows:

After the merger, the rights against debtors and the indebtedness of each of the parties to the merger shall be inherited by the company which survives the merger or the newly established company.

Debts of the Company prior to division shall be severally and jointly assumed by the companies which exist after the division, provided that otherwise written agreements has been reached between the Company and the creditor upon the insolvency of debts.

The current Article 205:

The Company shall be dissolved and liquidated upon the occurrence of any of the following events:

(1)           a resolution regarding the dissolution is passed by shareholders at a general meeting;

(2)           dissolution is necessary due to a merger or division of the Company;

(3)           the Company is legally declared insolvent due to its failure to repay debts as they become due; and

(4)           the Company is ordered to close down because of its violation of laws and administrative regulations.

is hereby proposed to be amended as follows:

The Company shall be dissolved and liquidated upon the occurrence of any of the following events:

(1)           a resolution regarding the dissolution is passed by shareholders at a general meeting;

(2)           dissolution is necessary due to a merger or division of the Company;

(3)           the Company is legally declared insolvent due to its failure to repay debts as they become due; and

(4)           business license is revoked lawfully and its operation is ceased or canceled by the relevant authorities;

(5)           The company meets with great difficulties and its continuation may incur great loss to the interest of the shareholders, it cannot be resolved by other means and the shareholders holding more than 10% of the voting share may petition to the people´s court for its dissolution.

The current Article 206:

Where the Company is dissolved under sub-paragraph (1) of the preceding paragraph, a liquidation committee shall be set up within fifteen (15) days thereafter, and the composition of the liquidation committee of the Company shall be determined by an ordinary resolution of shareholders in a general meeting. Where a liquidation committee is not established according to schedule, the creditor may apply to the People’s Court to organize the relevant personnel to establish a liquidation committee to proceed the liquidation.

Where the Company is dissolved under sub-paragraph (2) of the preceding Article, the liquidation shall be conducted by the parties to the merger or division in accordance with the contract or agreement made at the time of merger or division.

Where the Company is dissolved under sub-paragraph (3) of the preceding Article, the People’s Court shall in accordance with the provisions of relevant laws organize the shareholders, relevant organizations and relevant professional personnel to establish a liquidation committee to proceed the liquidation.

Where the Company is dissolved under sub-paragraph (4) of the preceding Article, the relevant governing authorities shall organize the shareholders, relevant organizations and professional personnel to establish a liquidation committee to proceed with the liquidation.

is hereby proposed to be amended as follows:

Where the Company is dissolved under sub-paragraph (1), (4) or (5) of the preceding paragraph, a liquidation committee shall be set up within fifteen (15) days thereafter and commence the liquidation proceedings, and the liquidation committee of the Company shall be composed of directors or any other persons determined by the shareholders meeting. Where a liquidation committee is not established according to schedule, the creditor may apply to the People’s Court to organize the relevant personnel to establish a liquidation committee to proceed the liquidation.

Where the Company is dissolved under sub-paragraph (3) of the preceding Article, the People’s Court shall in accordance with the provisions of relevant laws organize the shareholders, relevant organizations and relevant professional personnel to establish a liquidation committee to proceed the liquidation.

The current Article 207:

Where the board of directors proposes to liquidate the Company for any reason other than the Company’s declaration of its own insolvency, the board shall include a statement in its notice convening a shareholders’ general meeting to consider the proposal to the effect that, after making full inquiry into the affairs of the Company, the board of directors is of the opinion that the Company will be able to pay its debts in full within twelve (12) months from the commencement of the liquidation.

Upon the passing of the resolution by the shareholders in a general meeting in relation to the liquidation of the Company, all duties and powers of the board of directors and the president shall cease.

The liquidation committee shall act in accordance with the instructions of the shareholders’ general meeting to make a report at least once every year to the shareholders’ general meeting on the committee’s income and expenses, the business of the Company and the progress of the liquidation; and to present a final report to the shareholders’ general meeting on completion of the liquidation.

is hereby proposed to be amended as follows:

Where the board of directors proposes to liquidate the Company for any reason other than the Company’s declaration of its own insolvency, the board shall include a statement in its notice convening a shareholders’ general meeting to consider the proposal to the effect that, after making full inquiry into the affairs of the Company, the board of directors is of the opinion that the Company will be able to pay its debts in full within twelve (12) months from the commencement of the liquidation.

Upon the passing of the resolution by the shareholders in a general meeting in relation to the liquidation of the Company, all duties and powers of the board of directors shall cease.

The liquidation committee shall act in accordance with the instructions of the shareholders’ general meeting to make a report at least once every year to the shareholders’ general meeting on the committee’s income and expenses, the business of the Company and the progress of the liquidation; and to present a final report to the shareholders’ general meeting on completion of the liquidation.

The current Article 208:

The liquidation committee shall, within ten (10) days of its establishment, send notices to creditors and shall, within sixty (60) days of its establishment, publish a public announcement at least three (3) times in a newspaper published by the securities regulatory authority of the State Council. The liquidation committee shall register the creditors’ rights.

is hereby proposed to be amended as follows:

The liquidation committee shall, within ten (10) days of its establishment, send notices to creditors and shall, within sixty (60) days of its establishment, publish a public announcement in a newspaper designed by the regulatory institutions of the place where the Company´s shares are listed. The creditors who have received the notice shall, within 30 days as of its acknowledgement of the receipt, and the creditors who fail to receive the notice shall within 45 days as of the date when the announcement was made, declare their creditor´s right to the liquidation team.

The creditor who declares the creditor´s right shall state the relevant matter in relation to the debt, and provide evidentiary materials. The liquidation committee shall register the creditors’ rights.

During liquidation period, the liquidation committee shall not settle any debt with the creditor.

The current Article 209:

During the liquidation period, the liquidation committee shall exercise the following functions and powers:

(1)           to categorise the Company’s assets and prepare a balance sheet and an inventory of assets respectively;

(2)           to notify the creditors or to publish public announcements;

(3)           to dispose of and liquidate any unfinished businesses of the Company;

(4)           to pay all outstanding taxes;

(5)           to settle claims and debts;

(6)           to deal with the surplus assets remaining after repayment by the Company of its debts;

(7)           to represent the Company in any civil proceedings.

is hereby proposed to be amended as follows:

During the liquidation period, the liquidation committee shall exercise the following functions and powers:

(1)           to categorise the Company’s assets and prepare a balance sheet and an inventory of assets respectively;

(2)           to notify the creditors or to publish public announcements;

(3)           to dispose of and liquidate any unfinished businesses of the Company;

(4)           to pay all outstanding taxes and taxes incurred during the liquidation proceedings;

(5)           to settle claims and debts;

(6)           to deal with the surplus assets remaining after repayment by the Company of its debts;

(7)           to represent the Company in any civil proceedings.

The current Article 210:

After it has categories the Company’s assets and after it has prepared the balance sheet and an inventory of assets, the liquidation committee shall formulate a liquidation plan and present it to a shareholders’ general meeting or to the relevant governing authority for confirmation.

After the initial payment of the settlement expense, the assets of the Company shall be liquidated in the following order:

(i)           salary and labor insurance expenses of the staff members of the Company;

(ii)           outstanding taxes;

(iii)           bank loans, debentures and debts to other companies.
Any surplus assets of the Company remaining after its debts have been repaid in accordance with the provisions of the preceding paragraph shall be distributed to its shareholders according to the class of shares and the proportion of shares held:

(1)           In case of the preferred shares, the allocation shall be first given to the holders of the preferred shares in accordance with the face value of the preferred shares; if it is insufficient to repay the preferred shares, the allocation shall be carried out in accordance with the proportions of the preferred shares held by them respectively;

(2)           The allocation shall be carried out in accordance with proportions of shares held by the holders of ordinary shares.

During the liquidation period, the Company shall not commence any new business activities.

is hereby proposed to be amended as follows:

After it has categories the Company’s assets and after it has prepared the balance sheet and an inventory of assets, the liquidation committee shall formulate a liquidation plan and present it to a shareholders’ general meeting or to the people´s court for confirmation.

The remaining asset shall, after having paid the liquidation expense, salary of the staff, social insurance expense and the legal premium, the arrears and liquidated the Company´s debt, be distributed in accordance with the provisions of the fourth paragraph of this article.

The Company may, during the liquidation period, remain, but shall not carry out activities irrelevant to the liquidation. Where the Company´s assets have been cleaned off without abiding by the preceding provisions, it shall be allocated to the shareholders.

Any surplus assets of the Company remaining after its debts have been repaid in accordance with the provisions of the second paragraph of this article shall be distributed to its shareholders according to the class of shares and the proportion of shares held:

(1)           In case of the preferred shares, the allocation shall be first given to the holders of the preferred shares in accordance with the face value of the preferred shares; if it is insufficient to repay the preferred shares, the allocation shall be carried out in accordance with the proportions of the preferred shares held by them respectively;

(2)           The allocation shall be carried out in accordance with proportions of shares held by the holders of ordinary shares.

The current Article 211:

Upon completion of the categorization of the Company’s assets and preparation a balance sheet and an inventory of assets in connection with the liquidation of the Company, the liquidation committee discovers that the Company’s assets are insufficient to repay the Company’s debts in full, the liquidation committee shall immediately apply to the People’s Court for a declaration of insolvency.

After a Company is declared insolvent by a ruling of the People’s Court, the liquidation committee shall transfer all matters arising from the liquidation to the People’s Court.

is hereby proposed to be amended as follows:

Upon completion of the categorization of the Company’s assets and preparation a balance sheet and an inventory of assets in connection with the liquidation of the Company, the liquidation committee discovers that the Company’s assets are insufficient to repay the Company’s debts in full, the liquidation committee shall immediately apply to the People’s Court in accordance with laws for a declaration of insolvency.

After a Company is declared insolvent by a ruling of the People’s Court, the liquidation committee shall transfer all matters arising from the liquidation to the People’s Court.

Where a company is declared bankrupt according to law, it shall carry out a bankruptcy liquidation according to the legal provisions concerning bankruptcy liquidation.

The current Article 212:

Following the completion of the liquidation, the liquidation committee shall prepare a liquidation report, a statement of income and expenses received and made during the liquidation period and a financial report, which shall be verified by a Chinese registered accountant and submitted to the shareholders’ general meeting or the relevant governing authority for confirmation.

The liquidation committee shall, within thirty (30) days after the confirmation of the liquidation report, submit the documents referred to in the preceding paragraph to the companies registration authority and apply for cancellation of registration of the Company, and publish a public announcement relating to the termination of the Company.

is hereby proposed to be amended as follows:

Following the completion of the liquidation, the liquidation committee shall prepare a liquidation report, a statement of income and expenses received and made during the liquidation period and a financial report, which shall be verified by a Chinese registered accountant and submitted to the shareholders’ general meeting or the people´s court for confirmation.

The liquidation committee shall, within thirty (30) days after the confirmation of the liquidation report by the shareholders meeting or the people´s court, submit the documents referred to in the preceding paragraph to the companies registration authority and apply for cancellation of registration of the Company, and publish a public announcement relating to the termination of the Company.

Articles 213 is hereby proposed to be added as follows:

The member of the liquidation team shall be faithful to their duty and fulfill the liquidation obligation in accordance with the law.

The member of the liquidation team shall not abuse their authority to accept bribery or other illegal income, not infringe the Company´s assets.

Where the member of the liquidation team causes loss to the Company intentionally or because of gross negligence, he (she) shall bear the relevant compensation liability.

The current Article 213:

The Company may amend its Articles of Association in accordance with the requirements of laws, administrative regulations and the Company’s Articles of Association.

is hereby proposed to be amended as follows:

The Company may amend its Articles of Association and its appendices in accordance with the requirements of laws, administrative regulations and the Articles of Association and its appendices.

The current Article 214:

The Company shall amend these Articles of Association on the occurrence of any of the following events:

(1)           the Company Law or the relevant laws or administrative regulations are amended and these Articles of Association are in conflict with the amended laws or administrative regulations;

(2)           there is change to the Company which makes it not consistent with these Articles of Association;

It has been approved by the shareholders in a general meeting to amend these Articles of Association.

is hereby proposed to be amended as follows:

The Company shall amend these Articles of Association and its appendices on the occurrence of any of the following events:

(1)           the Company Law or the relevant laws or administrative regulations are amended and the Articles of Association and its appendices are in conflict with the amended laws or administrative regulations;

(2)           there is change to the Company which makes it not consistent with these Articles of Association and its appendices;

(3)           it has been approved by the shareholders in a general meeting to amend these Articles of Association and its appendices.

The current Article 215:

Any amendment of these Articles of Association shall be made in the following manner:

(1)           The Board of Directors shall pass a resolution to draw up a proposal for amendment of the Company’s Article of Association in accordance with these Articles of Association;

(2)           The foregoing proposal shall be furnished to the shareholders in writing and a shareholders’ meeting shall be convened;

(3)           The amendments shall be approved by a special resolution in a shareholders’ general meeting.

The board of directors shall amend these Articles of Association pursuant to the resolution of shareholders in a general meeting for amendment of these Articles of Association and the approval opinions of the competent authority.

Amendment of these Articles of Association involving the contents of the Mandatory Provisions shall become effective upon receipt of approvals from the companies approving department authorized by the State Council.

is hereby proposed to be amended as follows:

Any amendment of the Articles of Association and its appendices shall be made in the following manner:

(1)           The Board of Directors draw up a proposal for amendment of the Article of Association in accordance with these Articles of Association and its appendices;

(2)           The foregoing proposal shall be furnished to the shareholders in writing and a shareholders’ meeting shall be convened;

(3)           The amendments shall be approved by a special resolution in a shareholders’ general meeting.

The board of directors shall amend the Articles of Association and its appendices pursuant to the resolution of shareholders in a general meeting for amendment of these Articles of Association and its appendices and the approval opinions of the competent authority.

Amendment of the Articles of Association and its appendices involving the contents of the Mandatory Provisions shall become effective upon receipt of approvals from the companies approving department authorized by the State Council.

The current Article 216:

If there is any change relating to the registered particulars of the Company, application shall be made for change in registration in accordance with law. If the amendment to the Articles of Association is a matter which is required by the relevant laws and regulations to be disclosed, an announcement shall be made in accordance with the provisions of those laws and regulations.

is hereby proposed to be amended as follows:

If there is any change relating to the registered particulars of the Company, application shall be made for change in registration in accordance with law. If the amendment to the Articles of Association and its appendices is a matter which is required by the relevant laws and regulations to be disclosed, an announcement shall be made in accordance with the provisions of those laws and regulations.

The current Article 217:

Notices of the Company shall be issued in the following manner: (1) by hand; (2) by post; (3) by public announcement; (4) any other manner as provided in these Articles of Association.

If a notice of the Company is issued by public announcement, it shall be deemed received by the relevant officers once announced.

Unless otherwise provided in these Articles of Association, notices, information or written statement issued by the Company to holders of Overseas-Listed Foreign-Invested Shares shall be personally delivered to the registered address of each of such shareholders, or sent by pre-paid mail to each of such shareholders.

is hereby proposed to be amended as follows:

Unless otherwise provided by the Articles and its annexes, subject to laws, regulations and listing rules of the place where the Company´s shares are listed, notices of the Company shall be issued in any of the following manner: (1) by hand; (2) by post; (3) by public announcement; (4) any other manner as recognized by securities regulatory institutions at the place where the Company is listed or as provided in the Articles of Association and its appendices.

If a notice of the Company is issued by public announcement, it shall be deemed received by the relevant officers once announced.

Unless otherwise provided in the Articles of Association and the appendices, subject to laws, regulations and listing rules of the place where the Company´s shares are listed, any requirement under the Articles of Association and its appendices in relation to the delivery, e-mailing, mailing, distribution, announcement or the provision of any corporate communications, may be sent out or provided via the Company´s website or through electronic method.

‘Corporate Communications´ refers to any documents issued or to be issued by the Company for the information or action of holders of any of its securities, including but not limited to:

(1)           the directors´ report, its annual accounts together with a copy of the auditors´ report and, where applicable, its summary financial report;

(2)           the interim report and, where applicable, its summary interim report;

(3)           the notice of meeting;

(4)           listing documents;

(5)           a circular; and

(6)           a proxy form.

The current Article 218:

If a notice of the Company is issued by hand, the date when the recipient signed or stamped to acknowledge receipt of the same shall be regarded as the date of service of the notice.

If a notice of the Company is issued by public announcement, the date of the first publication of the announcement shall be regarded as the date of service of the announcement.

All notices which are to be sent by mail shall be clearly addressed, postage pre-paid, and shall be put into envelopes before being posted by mail. Such letters of notice shall be deemed to have been received by shareholders on the third working day since it is left with the post office.

is hereby proposed to be amended as follows:

If a notice of the Company is issued by hand, the date when the recipient signed or stamped to acknowledge receipt of the same shall be regarded as the date of service of the notice.

If a notice of the Company is issued by public announcement, the date of the first publication of the announcement shall be regarded as the date of service of the announcement. If sent by way of announcement via the corporate website, the sending date is deemed as the delivery date.

If the notice of the Company is sent out in electronic form, the sending date is deemed as the delivery date.

Subject to the laws, regulations and listing rules of the listing places, if a notice of the Company is sent by way of announcement via the website, the delivery date shall be regarded as follows:

(1)           on the date when the notice in accordance with the laws, regulations and listing rules of the listing places is sent to the intended recipient;

(2)           if later, the date on which the corporate communication first appears on the website after that notice is sent.

All notices which are to be sent by mail shall be clearly addressed, postage pre-paid, and shall be put into envelopes before being posted by mail. Such letters of notice shall be deemed to have been received by shareholders on the third working day since it is left with the post office.

The current Article 220:

The Company shall abide by the following principles for dispute resolution:

(1)           Whenever any disputes or claims arise between: holders of the Overseas-Listed Foreign-Invested Shares and the Company; holders of the Overseas-Listed Foreign-Invested Shares and the Company’s, directors, supervisors, president, vice-presidents, Chief Financial Officer or the secretary of the board of directors; or holders of the Overseas-Listed Foreign-Invested Shares and holders of Domestic-Invested Shares, in respect of any disputes or claims in relation to the affairs of the Company arising as a result of any rights or obligations arising from these Articles of Association, the Company Law or other relevant laws and administrative regulations, such disputes or claims shall be referred by the relevant parties to arbitration.

            Where a dispute or claim of rights referred to in the preceding paragraph is referred to arbitration, the entire claim or dispute must be referred to arbitration, and all persons who have a cause of action based on the same facts giving rise to the dispute or claim or whose participation is necessary for the resolution of such dispute or claim, shall, where such person is the Company or the Company’s shareholders, directors, supervisors, president, vice-presidents, Chief Financial Officer or the secretary of the board of directors, comply with the decisions made in the arbitration. Disputes in respect of the definition of shareholders and disputes in relation to the register of shareholders need not be resolved by arbitration.

(2)           A claimant may elect for arbitration to be carried out at either the China International Economic and Trade Arbitration Commission in accordance with its Rules or the Hong Kong International Arbitration Center in accordance with its Securities Arbitration Rules. Once a claimant refers a dispute or claim to arbitration, the other party must submit to the arbitral body elected by the claimant.

            If a claimant elects for arbitration to be carried out at Hong Kong International Arbitration Center, any party to the dispute or claim may apply for a hearing to take place in Shenzhen in accordance with the Securities Arbitration Rules of the Hong Kong International Arbitration Center.

(3)           If any disputes or claims of rights are settled by way of arbitration in accordance with sub-paragraph (1) of this Article, the laws of the PRC shall apply, save as otherwise provided in the laws and administrative regulations.

(4)           The judgement of an arbitral body shall be final and conclusive and binding on all parties.

is hereby proposed to be amended as follows:

The Company shall abide by the following principles for dispute resolution:

(1)           Whenever any disputes or claims arise between: holders of the Overseas-Listed Foreign-Invested Shares and the Company; holders of the Overseas-Listed Foreign-Invested Shares and the Company’s, directors, supervisors, senior management personnel; or holders of the Overseas-Listed Foreign-Invested Shares and holders of A Shares, in respect of any disputes or claims in relation to the affairs of the Company arising as a result of any rights or obligations arising from these Articles of Association and its appendices, the Company Law or other relevant laws and administrative regulations, such disputes or claims shall be referred by the relevant parties to arbitration.

            Where a dispute or claim of rights referred to in the preceding paragraph is referred to arbitration, the entire claim or dispute must be referred to arbitration, and all persons who have a cause of action based on the same facts giving rise to the dispute or claim or whose participation is necessary for the resolution of such dispute or claim, shall, where such person is the Company or the Company’s shareholders, directors, supervisors, or senior management personnel, comply with the decisions made in the arbitration. Disputes in respect of the definition of shareholders and disputes in relation to the register of shareholders need not be resolved by arbitration.

(2)           A claimant may elect for arbitration to be carried out at either the China International Economic and Trade Arbitration Commission in accordance with its Rules or the Hong Kong International Arbitration Center in accordance with its Securities Arbitration Rules. Once a claimant refers a dispute or claim to arbitration, the other party must submit to the arbitral body elected by the claimant.

            If a claimant elects for arbitration to be carried out at Hong Kong International Arbitration Center, any party to the dispute or claim may apply for a hearing to take place in Shenzhen in accordance with the Securities Arbitration Rules of the Hong Kong International Arbitration Center.

(3)           If any disputes or claims of rights are settled by way of arbitration in accordance with sub-paragraph (1) of this Article, the laws of the PRC shall apply, save as otherwise provided in the laws and administrative regulations.

(4)           The judgement of an arbitral body shall be final and conclusive and binding on all parties.

The current Article 221:

These Articles of Association are written in Chinese and English. If there is any conflict between the two versions, the Chinese version shall prevail.

is hereby proposed to be amended as follows:

The Articles of Association and its appendices are written in Chinese. Where versions in other languages or different versions have different interpretations or meanings, the latest verified Chinese version registered in the State Administration for Industry & Commerce shall prevail.

The current Article 222:

The expressions of “above”, “within” and “below” shall include the figures mentioned whilst the expressions of “short of” and “less than” shall not include the figures mentioned.

is hereby proposed to be amended as follows:

The expressions of “above”, “within”, “below” and “no more than” shall include the figures mentioned whilst the expressions of “short of” and “less than” shall not include the figures mentioned.

The current Article 224:

If these Articles of Association are in conflict with the laws, administrative regulations or provisions of other regulatory documents promulgated from time to time, the laws, administrative regulations and provisions of other regulatory documents shall prevail.

is hereby proposed to be amended as follows:

If these Articles of Association are in conflict with the laws, administrative regulations or provisions of other regulatory documents or regulatory provisions in the place where the Company´s shares is listed promulgated from time to time, the laws, administrative regulations and provisions of other regulatory documents or regulatory provisions in the place where the Company´s shares is listed shall prevail.

The current Article 225:

In these Articles of Association, references to “accounting firm” shall have the same meaning as “auditors”.

In these Articles of Association, references to “president” shall have the same meaning as “manager”.

is hereby proposed to be amended as follows:

In these Articles of Association, references to “accounting firm” shall have the same meaning as “auditors”.

In these Articles of Association, references to “president” shall have the same meaning as “manager” in the Company Law.

2.           Rules and Procedures for Shareholders’ General Meetings

The current Article 1:

In order to safeguard the legitimate interests of China Petroleum & Chemical Corporation (the “Company”) and its shareholders, to specify the duties, responsibilities and authority of the shareholders’ general meetings, to ensure the proper, efficient and smooth operation of the shareholders’ general meeting and to ensure the shareholders’ general meeting exercises its functions and powers according to law, these Rules are formulated according to the “Company Law of the People’s Republic of China” (the “Company Law”), “Mandatory Provisions for the Articles of Association of Companies to be Listed Overseas”, “Guidelines for the Articles of Association of Listed Companies”, “Standards for the Governance of Listed Companies” and “Regulatory Opinions Regarding General Meetings of Listed Companies” and other relevant laws and regulations regulating listed companies inside and outside the PRC and the Articles of Association of China Petroleum & Chemical Corporation (“Articles of Association”).

is hereby proposed to be amended as follow:

In order to safeguard the legitimate interests of China Petroleum & Chemical Corporation (the “Company”) and its shareholders, to specify the duties, responsibilities and authority of the shareholders’ general meetings, to ensure the proper, efficient and smooth operation of the shareholders’ general meeting and to ensure the shareholders’ general meeting exercises its functions and powers according to law, these Rules are formulated according to the “Company Law of the People’s Republic of China”, the “Securities Law of the People´s Republic of China”, “Mandatory Provisions for the Articles of Association of Companies to be Listed Overseas”, “Guidelines for the Articles of Association of Listed Companies”, “Standards for the Governance of Listed Companies” and “Regulations Regarding General Meetings of Listed Companies” and other relevant laws and regulations regulating listed companies inside and outside the PRC and the Articles of Association of China Petroleum & Chemical Corporation (“Articles of Association”).

The current Article 2:

These Rules apply to the shareholders’ general meetings of the Company and shall be binding on the Company, all shareholders, authorized proxies of the shareholders, directors, supervisors, president, vice-president, Chief Financial Officer, secretary of the board of directors and other relevant personnel present at the meeting.

is hereby proposed to be amended as follow:

These Rules apply to the shareholders’ general meetings of the Company and shall be binding on the Company, all shareholders, authorized proxies of the shareholders, directors, supervisors, president senior management personnel and other relevant personnel present at the meeting.

The current Article 6:

Holders of different classes of shares are class shareholders. Except other class shareholders, holders of domestic shares and holders of H shares are deemed to be shareholders of different classes. If the Company intends to alter or annul the rights of class shareholders, it shall have such alteration or annulment approved by a special resolution at the shareholders’ general meeting and shall convene a class shareholders’ meeting in accordance with the provisions of the Articles of Association. Only class shareholders are entitled to attend class shareholders’ meetings.

is hereby proposed to be amended as follow:

Holders of different classes of shares are class shareholders. Except other class shareholders, holders of A shares and holders of H shares are deemed to be shareholders of different classes. If the Company intends to alter or annul the rights of class shareholders, it shall have such alteration or annulment approved by a special resolution at the shareholders’ general meeting and shall convene a class shareholders’ meeting in accordance with the provisions of the Articles of Association. Only class shareholders are entitled to attend class shareholders’ meetings.

The current Article 7:

The board of directors of the Company shall strictly comply with the provisions of the Company Law and other laws and regulations regarding the convening of shareholders’ general meetings, and shall properly organize the shareholders’ general meeting in a conscientious manner and on schedule. All directors of the Company are under a bona fide duty to ensure that the shareholders’ general meeting is convened in order, and shall not obstruct the exercise of powers by the shareholders’ general meeting according to law.

is hereby proposed to be amended as follow:

The Company shall strictly comply with laws, administrative rules, the Articles of Association and relevant regulations of these Rules to convene shareholders’ general meetings, and shall ensure shareholders can exercise their rights in accordance with laws. The board of directors of the Company shall duly perform its duties and properly organize the shareholders’ general meeting in a conscientious manner and on schedule. All directors of the Company shall perform their diligence to ensure the due convention of shareholders´ general meetings and its lawful exercise of functions and powers.

The current Article 10:

In convening a shareholders’ general meeting, the principle of cost-saving and simplicity shall be adhered to. No extra benefits shall be given to the shareholders (or their proxies) present at the meeting.

is hereby proposed to be deleted.

The current Article 11:

The shareholders’ general meeting is the authority organ of the Company and shall exercise the following functions and powers according to law:

(1)           to decide on the Company’s operational policies and investment plans;

(2)           to elect and replace directors and to decide on matters relating to the remuneration and liability insurance of directors;

(3)           to elect and replace supervisors who are shareholder representatives and to decide on matters relating to the remuneration and liability insurance of supervisors;

(4)           to examine and approve the board of directors’ reports;

(5)           to examine and approve the supervisory committee’s reports;

(6)           to examine and approve the Company’s profit distribution plans and loss recovery plans;

(7)           to examine and approve the Company’s proposed annual preliminary and final financial budgets;

(8)           to pass resolutions on the increase or reduction of the Company’s registered capital;

(9)           to pass resolutions on matters such as merger, division, dissolution and liquidation of the Company;

(10)         to pass resolutions on the issue of debentures by the Company;

(11)         to pass resolutions on the appointment, dismissal and non-reappointment of the accounting firm by the Company;

(12)         to amend the Articles of Association and its appendices (including the Rules and Procedures for the Shareholders’ General Meetings, Rules and Procedures for the Board of Directors’ Meetings and Rules and Procedures for the Supervisors’ Meetings);

(13)         to consider motions raised by the supervisory committee or shareholders who represent 5% or more of the total number of voting shares of the Company at the annual general meetings;

(14)         to decide on other matters which, according to laws, administrative regulations, rules of the competent authorities and the Articles of Association, shall be approved by the shareholders’ general meetings.

The shareholders’ general meetings shall exercise its powers within the scope stipulated by the Company Law and shall not interfere with the decision of shareholders regarding their own rights.

is hereby proposed to be amended as follow:

The shareholders’ general meeting is the authority organ of the Company and shall exercise the following functions and powers according to law:

(1)           to decide on the Company’s operational policies and investment plans;

(2)           to elect and replace directors and to decide on matters relating to the remuneration of directors;

(3)           to elect and replace supervisors assumed by non-representatives of the employees and to decide on matters relating to the remuneration of supervisors;

(4)           to examine and approve the board of directors’ reports;

(5)           to examine and approve the supervisory committee’s reports;

(6)           to examine and approve the Company’s profit distribution plans and loss recovery plans;

(7)           to examine and approve the Company’s proposed annual preliminary and final financial budgets;

(8)           to pass resolutions on the increase or reduction of the Company’s registered capital;

(9)           to pass resolutions on matters in relation to merger, division, dissolution, liquidation and change of corporate form of the Company;

(10)         to pass resolutions on the issue of debentures by the Company;

(11)         to pass resolutions on the appointment, dismissal and non-reappointment of the accounting firm by the Company;

(12)         to amend the Articles of Association and its appendices (including the Rules and Procedures for the Shareholders’ General Meetings, Rules and Procedures for the Board of Directors’ Meetings and Rules and Procedures for the Supervisors’ Meetings);

(13)         to consider motions raised by the Company´s board of directors, supervisory committee or shareholders who represent 3% or more of the total number of voting shares of the Company;

(14)         to examine and approve the matters in relation to guarantees regulated by Rule 12(3) of these Rules;

(15)         to examine the matters of purchase and/or sale by the Company within one year of significant assets exceeding thirty per cent (30%) of the latest audited total assets of the Company;

(16)         to examine and approve the change of the use of the raised funds;

(17)         to examine stock incentive plans

(18)         to decide on other matters which, according to laws, administrative regulations, rules of the competent authorities, the Articles of Association and these Rules, shall be approved by the shareholders’ general meetings.

The current Article 12:

Matters which, in accordance with laws, administrative regulations, rules of the relevant government authorities and provisions of the Articles of Association, fall within the scope of the authority of the shareholders’ general meeting must be examined at such meeting so as to protect the decision-making power of the shareholders of the Company on such matters.

is hereby proposed to be amended as follow:

Matters which, in accordance with laws, administrative regulations, rules of the relevant government authorities, provisions of the Articles of Association and these Rules, fall within the scope of the authority of the shareholders’ general meeting must be examined at such meeting so as to protect the decision-making power of the shareholders of the Company on such matters.

The current Article 13 (2), (3):

(2)           Asset disposal:

(i)           When the Company acquires or sells assets, it has to take into account of the following 4 testing indices: (1) total asset ratio: the total amount of the assets to be acquired or sold (according to the latest audited financial report, valuation report or capital verification report) divided by the latest audited total asset value of the Company; (2) net profit (loss) ratio of the acquisition: the absolute value of the net profit or loss relating to the assets to be acquired (according to the audited financial report of the preceding year) divided by the absolute value of the audited net profit or loss of the Company for the preceding year; (3) net profit (loss) ratio of the sale: the absolute value of the net profit or loss relating to the assets to be sold (according to the audited financial report of the preceding year) or the absolute value of the profit or loss arising from such transaction divided by the absolute value of the audited net profit or loss of the Company for the preceding year; (4) transaction amount ratio: the transaction amount (taking into account of the assumed liabilities and costs, etc) of the acquired assets divided by the total amount of the latest audited net asset value of the Company.

            The shareholders’ general meeting shall examine and approve any of the above projects with a ratio of not less than 50%. The board of directors is authorized to examine and approve any of the above projects with a ratio of less than 50%.

(ii)           In disposing of fixed assets, where the total value of the expected value of the fixed assets to be disposed of and the value of the fixed assets which have been disposed of in the four months prior to such proposed disposal exceeds 33% of the value of the fixed assets as shown in the latest balance sheet considered by the shareholders’ general meeting, the shareholders’ general meeting shall examine and approve such disposal, and the board of directors is authorized to examine and approve those fixed asset disposals of less than 33%.

The disposal of fixed assets referred to in this Article includes the transfer of certain asset interests but excludes the provision of guarantee by way of fixed assets.
The validity of the transactions for disposal of fixed assets by the Company shall not be affected by any breach of paragraph (2)(i) of this Article.

(iii)         Regarding others (including but not limited to the entering into, varying and termination of important contracts relating to entrustment of operation, entrusted operation, entrusted financial management, contracting and leasing), the relevant amount or the amount accumulated in 12 months shall be calculated according to one of four testing indices referred to in paragraph (2)(i) of this Article.

Any of the above projects with a ratio of more than 5% shall be examined and approved by the shareholders’ general meeting. The board of directors is authorized to examine and approve any of the above projects with a ratio of not more than 5%.

(3)           External guarantees

The Company shall not provide guarantees for its shareholders, controlling subsidiaries of its shareholders, subsidiary enterprises of shareholders or personal liability and shall not directly or indirectly provide liability guarantee for debtors with an asset to liability ratio exceeding 70%. If the Company provides guarantees to others, the guaranteed person shall provide counter-guarantee to the Company or take other necessary risk preventive measures. The total amount of external guarantees of the Company shall not exceed 50% of the net assets stated in the consolidating accounting statements of the latest accounting year of the Company.”

If the guarantee amount exceeds 5% of the latest audited net asset value of the Company, such guarantees shall be examined and approved by the shareholders’ general meeting. The board of directors is authorized to examine and approve guarantees of not more than 5% of the latest audited net asset value of the Company.

is hereby proposed to be amended as follow:

(2)           Asset disposal:

(i)            When the Company acquires or sells assets, it has to take into account of the following 5 testing indices: (1) total asset ratio: the total amount of the assets in relation to the transaction (if both book value and valuation value exist, the higher one shall be applied) divided by the latest audited total asset value of the Company; (2) transaction amount ratio: the transaction amount (taking into account of the assumed liabilities and costs, etc) of the acquired assets divided by the total amount of the latest audited net asset value of the Company; (3) transaction net profit (loss) ratio: the absolute value of the net profit or loss relating to the assets of the transaction divided by the absolute value of the audited net profit or loss of the Company for the preceding financial year; (4) revenue ratio: the revenue for the preceding financial year relating to the subject matter of the transaction divided by the audited revenue of the Company for the preceding financial year; (5) object net profit (loss) ratio: the absolute value of the net profit or loss for the preceding financial year relating to the object of the transaction divided by the absolute value of the audited net profit or loss of the Company for the preceding financial year.

The shareholders’ general meeting shall examine and approve any of the above projects with a ratio of not less than 50%. The board of directors is authorized to examine and approve any of the above projects with a ratio of less than 50%.

(ii)          In disposing of fixed assets, where the total value of the expected value of the fixed assets to be disposed of and the value of the fixed assets which have been disposed of in the 4 months prior to such proposed disposal exceeds 33% of the value of the fixed assets as shown in the latest balance sheet considered by the shareholders’ general meeting, the shareholders’ general meeting shall examine and approve such disposal, the board of directors shall not dispose or agree to dispose such fixed assets without the approval at the shareholders´ general meeting; and the board of directors is authorized to examine and approve those fixed asset disposals of less than 33%.

The disposal of fixed assets referred to in this Article includes the transfer of certain asset interests but excludes the provision of guarantee by way of fixed assets.
The validity of the transactions for disposal of fixed assets by the Company shall not be affected by any breach of paragraph (2)(i) of this Article.

(iii)         Regarding others (including but not limited to the entering into, varying and termination of important contracts relating to entrustment of operation, entrusted operation, entrusted financial management, contracting and leasing), the relevant amount or the amount accumulated in 12 months shall be calculated according to one of four testing indices referred to in paragraph (2)(i) of this Article.

Any of the above projects with a ratio of more than 5% shall be examined and approved by the shareholders’ general meeting. The board of directors is authorized to examine and approve any of the above projects with a ratio of not more than 5%.

(3)           External guarantees

The Company shall not provide guarantees for personal liability.

Unless otherwise stipulated in the Articles of Association and its annexes, matters in relation to the Company´s external guarantees shall be examined and approved by the board of directors of the Company, among which, the following matters in relation to the external guarantees shall be examined and approved at the shareholders´ general meeting:

(1)           any guarantee after the total external guarantee volume of the Company and its controlling subsidiaries reaches or exceeds 50% of the latest audited net assets of the latest term;

(2)           any guarantee after the total external guarantee volume of the Company reaches or exceeds 30% of the latest audited total assets of the latest term;

(3)           the guarantee provided to the guarantee objective whose asset liability ratio exceeds 70%;

(4)           the single guarantee volume exceeds 5% of the latest audited net assets;

(5)           the guarantee provided to shareholders, the actual controllers and the associated parties;

(6)           any other external guarantee regulated by laws, administrative regulations, rules of competent authorities and regulatory rules of the listing place.

The current Article 14:

Under necessary and reasonable circumstances, as regards specific matters related to the matters to be resolved and those which cannot or are not required to be decided at the shareholders’ general meeting, the shareholders’ general meeting may authorize the board of directors or the secretary to the board of directors to decide within the scope of authority authorized by the shareholders’ general meeting.

is hereby proposed to be amended as follow:

Under necessary and reasonable circumstances, as regards specific matters related to the matters to be resolved and those which cannot or are not required to be decided at the shareholders’ general meeting, the shareholders’ general meeting may authorize the board of directors, directors or the secretary to the board of directors to decide within the scope of authority authorized by the shareholders’ general meeting.

The current CHAPTER 4 Section 1:

Putting Forward, Collecting and Examining Motions

is hereby proposed to be amended as follow:

Putting Forward and Collecting

Article 14 is hereby proposed to be added as follow:

The contents of motions shall fall within the function and power of the shareholders´ general meeting, and shall contain clear subjects for discussion and specific matters to be resolved and shall comply with relevant provisions of the laws, administrative rules, the Articles of Association and these Rules.

Where the Company convenes a shareholders´ general meeting, the board of directors, the supervisory committee and shareholders individually or jointly holding more than 3% of the total voting shares of the Company are entitled to put forward motions to the Company.

Shareholders individually or together holding 3% of the total shares of the Company may put forward interim motions by written proposals to convenor 10 days before the shareholders’ general meeting. The convenor shall publish supplementary notice to announce the interim motion within 2 days upon receiving.

Apart from as stipulated by the preceding paragraph, after the convenor publishing the notice, it shall not be altered or added with new proposals.

Proposals not listed on the notice of shareholders’ general meeting or not according to Rule 15 of these Rules shall not be voted or resolved in the shareholders’ general meeting.

The current Article 15:

Motions put forward in a shareholders’ general meeting shall be specific and shall relate to the matters which shall be discussed at a shareholders’ general meeting.

is hereby proposed to be deleted.

The current Article 17:

Where two or more than half of the independent directors request the board of directors to convene an extraordinary general meeting, they shall be responsible for putting forward the motions to be examined at the meeting. If the board of directors disagrees with the convening of an extraordinary general meeting, it shall disclose the relevant details.

is hereby proposed to be amended as follow:

Where two or more than half of the independent directors request the board of directors to convene an extraordinary general meeting, they shall be responsible for putting forward the motions to be examined at the meeting.

The current Article 18:

Where the Company convenes an AGM, the supervisory committee or shareholders individually or jointly holding more than 5% of the total voting shares of the Company are entitled to put forward provisional motions. If the proposing shareholders have any objection to the decision of the board of directors of not including their motions in the agenda, they may request the convening of an extraordinary general meeting according to the provisions of these Rules.

is hereby proposed to be deleted.

The current Article 21:

Before the Chairman of the board of directors issues a notice of the board meeting relating to the convening of a shareholders’ general meeting, the secretary to the board of directors may collect motions from shareholders individually holding more than 5% of the Company’s voting shares (at the time of proposing to convene an AGM) or shareholders individually holding more than 10% of the Company’s voting shares (at the time of proposing to convene an extraordinary general meeting), supervisors and independent directors and submit the same to the board of directors for examination and approval and subsequently submit the same as motions to the shareholders’ general meeting for examination.

is hereby proposed to be amended as follow:

Before the Chairman of the board of directors issues a notice of the board meeting relating to the convening of a shareholders’ general meeting, the secretary to the board of directors may collect motions from shareholders individually holding more than 3% of the Company’s voting shares, supervisors and independent directors and submit the same to the board of directors for examination and approval and subsequently submit the same as motions to the shareholders’ general meeting for examination.

The current Article 23:

Shareholders individually or jointly holding more than 5% of the Company’s voting shares are entitled to put forward provisional motions at an AGM. The board of directors shall examine and approve such shareholders’ motions according to the following principles:

(1)           Relevance. The board of directors shall conduct preliminary examination of a motion, that is, the motion should be submitted or delivered to the board of directors or chairman of the meeting in a written form, and the contents of the motion shall comply with laws, administrative regulations and the Articles of Association, shall fall within the scope of business of the Company and the duties of the shareholders’ general meeting, and shall cover a specific subject for discussion with concrete matters to be resolved. If the motion complies with the above requirements, it shall be submitted to the AGM for discussion. Otherwise no such submission shall be effected. If the board of directors decides not to submit the shareholders’ motion to the AGM for voting, it shall give an explanation and statement at the AGM.

(2)           Procedures. The board of directors may decide on the procedural issues relating to the motion. Where a motion needs to be divided into different motions or merged with other motions to be voted on, consent of the person putting forward the original motion is required. If the person putting forward the original motion does not agree with any change, the chairman of the meeting may request the AGM to decide on the procedural issues and conduct discussion according to the procedures decided by the AGM.

is hereby proposed to be deleted.

The current Article 26:

The notice of a shareholders’ general meeting shall be issued by the convenors of the meeting. Convenors of the meeting include the board of directors or shareholders individually or jointly holding more than 10% of the Company’s voting shares.

is hereby proposed to be amended as follow:

The notice of a shareholders’ general meeting shall be issued by the convenors of the meeting. Convenors of the meeting include the board of directors, the supervisory committee or shareholders individually or jointly holding more than 10% of the Company’s voting shares.

The current Article 27:

A written notice shall be issued 45 days (excluding the date of the meeting) prior to the meeting, informing all shareholders of the matters to be considered at the meeting, and the date and place of the meeting.

The notice of a shareholders’ general meeting shall be delivered to the shareholders (whether or not such shareholders are entitled to vote at the meeting) by hand or by pre-paid mail to the addresses of the shareholders as shown in the register of shareholders of the Company. For the holders of domestic shares, the notice of the meeting may also be given by way of public announcement.

The public announcement referred to in the preceding paragraph shall be published in one or more newspapers designated by the securities regulatory authority of the State Council during the period between forty-five to fifty days before the date of the meeting. Once the announcement is made, the holders of domestic shares shall be deemed to have received the notice of the relevant shareholders’ general meeting.

Where the Company fails to issue a notice of meeting according to schedule thus resulting in the failure of the Company to convene an AGM within six months from the end of the preceding accounting year, it shall report the same immediately to the stock exchanges on which its shares are listed stating the reasons and shall make an announcement accordingly.

is hereby proposed to be amended as follow:

A written notice shall be issued 45 days (excluding the date of the meeting) prior to the meeting, informing all shareholders of the matters to be considered at the meeting, and the date and place of the meeting.

The notice of a shareholders’ general meeting shall be delivered to the shareholders (whether or not such shareholders are entitled to vote at the meeting) by hand or by pre-paid mail to the addresses of the shareholders as shown in the register of shareholders of the Company. For the holders of A shares, the notice of the meeting may also be given by way of public announcement.

The public announcement referred to in the preceding paragraph shall be published in one or more newspapers designated by the securities regulatory authority of the State Council during the period between forty-five to fifty days before the date of the meeting. Once the announcement is made, the holders of A shares shall be deemed to have received the notice of the relevant shareholders’ general meeting.

Subject to the laws, regulations and the listing rules of the place where the Company´s shares are listed, the Company may issue or provide the aforesaid notice of the shareholders´ general meeting in accordance with Article 219 of the Articles of Association, instead of issuing or providing such notice in accordance with the above three paragraphs of this article.

The current Article 29:

The notice of a shareholders’ general meeting shall satisfy the following requirements:

(1)           in writing;

(2)           specify the place, date and time of the meeting;

(3)           set out the matters to be discussed at the meeting and fully disclose the contents of the motions. If it is required to alter matters involved in the resolutions of the previous shareholders’ general meeting, the contents of the motion shall be complete and not only the contents of the changes are stated. Items included under “any other businesses” without specific contents shall not be deemed as a motion and the same shall not be voted at a shareholders’ general meeting;

(4)           provide the shareholders with such information and explanation as necessary to enable the shareholders to make an informed decision on the proposals put before them. Such principle includes (but not limited to) where a proposal is made to amalgamate the Company with another, to repurchase shares of the Company, to reorganize its share capital, or to restructure the Company in any other way, the terms of the proposed transaction must be provided in detail together with contracts (if any) and the cause and effect of such proposal must be properly explained;

(5)           contain a disclosure of the nature and extent of the material interests of any director, supervisor, president, vice-president, Chief Financial Officer and secretary of the board of directors in the proposed transaction and the effect which the proposed transaction will have on them in their capacity as shareholders in so far as it is different from the effect on the interests of shareholders of the same class;

(6)           contain the full text of any special resolution to be proposed at the meeting;

(7)           contain a clear statement that a shareholder entitled to attend and vote at such meeting is entitled to appoint one or more proxies to attend and vote at such meeting on his behalf and that such proxy needs not be a shareholder;

(8)           specify the shareholding registration date for the shareholders who are entitled to attend the shareholders’ general meeting;

(9)           specify the time and place for lodging proxy forms for the meeting;

(10)         state names and telephone numbers of the contact persons for the meeting.

is hereby proposed to be amended as follow:

The notice of a shareholders’ general meeting shall satisfy the following requirements:

(1)           in writing as provided in Rule 24 of these Rules;

(2)           specify the place, date, time and duration of the meeting;

(3)           set out the matters and proposals to be discussed at the meeting;

(4)           provide the shareholders with such information and explanation as necessary to enable the shareholders to make an informed decision on the proposals put before them. Such principle includes (but not limited to) where a proposal is made to amalgamate the Company with another, to repurchase shares of the Company, to reorganize its share capital, or to restructure the Company in any other way, the terms of the proposed transaction must be provided in detail together with contracts (if any) and the cause and effect of such proposal must be properly explained;

(5)           contain a disclosure of the nature and extent of the material interests of any director, supervisor, senior management personnel in the proposed transaction and the effect which the proposed transaction will have on them in their capacity as shareholders in so far as it is different from the effect on the interests of shareholders of the same class;

(6)           Where the proceedings of directors and supervisors election are scheduled to be discussed, the notice shall reveal the detailed information about the directors and supervisors, including at least the following contents:

(i)            such personal information as education background, working experience and part-time job;

(ii)           whether he/she has association with the Company and its controlling shareholders and the actual share controller;

(iii)           revealing the Company´s share volume;

(iv)          whether he/she received punishment from the securities regulatory institution authorized by the State Council and its relevant authorities and the warning reprimand from the securities exchange.

Except the election of directors and supervisors by means of cumulative voting, every director and supervisor candidate shall be raised in single resolution.

(7)           contain the full text of any special resolution to be proposed at the meeting;

(8)           contain a clear statement that a shareholder entitled to attend and vote at such meeting is entitled to appoint one or more proxies to attend and vote at such meeting on his behalf and that such proxy needs not be a shareholder;

(9)           specify the shareholding registration date for the shareholders who are entitled to attend the shareholders’ general meeting;

(10)         specify the time and place for lodging proxy forms for the meeting;

(11)         state names and telephone numbers of the contact persons for the meeting.

The notice and supplementary notice of the shareholders´ general meeting shall fully and completely reveal all the specific contents of the resolution. Where the independent directors are required to express their views on the matters to be discussed, the notice of the meeting shall also disclose the views and reasons of the independent directors.

Article 27 is hereby proposed to be added as follow:

With regard to the proposal by the independent directors on convention of interim shareholders´ general meeting, the board of directors shall, in accordance with the provisions in laws, administrative rules and the Articles of Association, made feedback in written form concerning approval or disapproval of the convention within 10 days as of its acknowledgement; where the board of directors approves the convention of the interim shareholders´ general meeting, it shall distribute the notice thereof within 5 days after the decision has been made by the board of directors; where the board of directors disapproves the convention of the interim shareholders´ general meeting, it shall explain the reasons and announcement the same.

The current Article 30:

The board of directors shall issue a notice to convene the shareholders’ general meeting within fifteen days upon receipt of a written request for convening a shareholders’ general meeting from the supervisory committee which is in compliance with the relevant requirements.

is hereby proposed to be added as follow:

The supervisory committee shall be entitled to propose in writing the convention of interim shareholders´ general meeting to the board of directors, who shall, subject to the laws, administrative rules and the Articles of Association, make feedback in writing concerning approval or disapproval of the convention within 10 days after its receipt of the request.

Where the board of directors approves the convention of the interim shareholders´ general meeting, it shall distribute the notice thereof within 5 days after the decision has been made by the board of directors where the alteration upon the original request shall win the approval from the supervisory committee.

Where the board of directors disapproves the convention of the interim shareholders´ general meeting or fails to make feedback in writing within 10 days after its receipt of the request, the board of directors shall be deemed to be unable or fail to perform its duties on convention of shareholders´ general meeting, and the supervisory committee shall convene and chair the meeting by itself.

The current Article 31, Article 32:

Article 31  After the board of directors has received a written request for convening an extraordinary general meeting in compliance with the relevant requirements from shareholders individually or jointly holding more than 10% of the Company’s voting shares, it shall issue a notice to convene a shareholders’ general meeting as soon as possible. Any alterations to the original motion shall have the consent of the proposing shareholders. After the issue of the notice, the board of directors shall not propose any new motions or change or defer the time for holding the shareholders’ general meeting without the consent of the proposing shareholders.

Article 32  If the board of directors fails to issue a notice to convene a meeting within thirty days upon receipt of a written request from shareholders individually or jointly holding more than 10% of the Company’s voting shares, the proposing shareholders may convene a shareholders’ extraordinary general meeting themselves within four months after the board of directors has received such request. Where the proposing shareholders decide to convene such a meeting themselves, it shall notify the board of directors in writing, and shall issue a notice to convene the meeting after reporting to the branch of the securities regulatory authority of the State Council of the locality of the Company and the stockexchanges on which the Company’s shares are listed. The notice of the meeting shall comply with the general requirements for notices of meetings and shall also satisfy the following requirements:

(1)           new contents shall not be added to a motion, otherwise the proposing shareholders shall resubmit a request to convene a shareholders’ general meeting to the board of directors;

(2)           the meeting shall be held at the offices of the Company.

is hereby proposed to be added as follow:

Article 29  Shareholders singly or jointly hold more than 10% of the shares of the Company have the right to propose in written form the convention of interim shareholders´ general meeting or class shareholders´ meeting to the board of directors. The board of directors shall, in accordance with the provisions in laws, administrative rules and the Articles of Association, raise the feedback in written form concerning the approval or disapproval of the convention of the shareholders´ general meeting or class shareholders´ meeting within 10 days after its receipt of the request.

Where the board of directors approves the convention of interim shareholders´ general meeting or class shareholders´ meeting, it shall, within 5 days after the decision has been made by the board of director, issue a notice where the alteration upon the original request shall win the approval from the relevant shareholder.

Where the board of directors disapproves the convention of shareholders´ general meeting or class shareholders´ meeting or fails to make in written form feedback within 10 days after receipt of its acknowledgement, such shareholders as singly or jointly hold more than 10% of the shares of the Company have the right to propose in written form the convention of interim shareholders´ general meeting or class shareholders´ meeting to the supervisory committee, and shall make such request to the supervisory committee in written form.

Where the supervisory committee approves the convention of interim shareholders´ general meeting or class shareholders´ meeting, it shall, within 5 days after receipt of the request, issue a notice of the shareholders´ meeting where the alteration upon the original request shall win the approval from the relevant shareholder.

Where the supervisory committee fails to issue the notice of shareholders´ general meeting within the required time limit, it shall be deemed to fail in convention and chairing the shareholders´ meeting, such shareholders as singly or jointly hold more than 10% of the shares of the Company for continuous 90 days have the right to convene and chair the meeting by themselves.

The current Article 33:

After the issue of the notice of a meeting, the convenors of the meeting shall not put forward any new motion which is not set out in the notice.

Where a shareholder who has the largest shareholding of the Company intends to put forward a new motion on profit distribution at an AGM, such shareholder shall, not less than ten days before the date of the AGM, submit the motion to the board of directors to enable it to make an announcement, failing which the shareholder is not entitled to put forward the motion at the AGM.

is hereby proposed to be deleted.

Article 30, Article 31 and Article 32 are proposed to be added as follow:

Article 30  Where the supervisory committee or shareholders decide to convene the shareholders´ meeting independently, they shall notify the board of directors in written form and put on record in the local branches of the securities regulatory institute authorized by the State Council and the stock exchange.

Prior to the announcement of the resolutions of the shareholders´ meeting, shareholding percentage of the shareholders´ of the convening shareholders shall not be less than 10%.

The convening shareholders shall, at the time of issuing the notice of the shareholders´ meeting and the announcement of the resolutions of the shareholders´ meeting, provided relevant supporting documents to the local branches of the securities regulatory institute authorized by the State Council and the stock exchange.

Article 31  With respect to the shareholders´ meeting convened by the supervisory committee or the shareholders, the board of directors and its secretary shall coordinate. The board of directors shall provide the share ledger as at the share registration date.

Article 32  Where the shareholders´ meeting is held independently by the supervisory committee or shareholders, the necessary cost of the meeting shall be borne by the Company.

The current Article 34:

Shareholders and authorized proxies intending to attend a shareholders’ general meeting shall deliver to the Company their written replies concerning their attendance at such meeting twenty days before the date of the meeting.

The Company shall, based on the written replies which it receives from the shareholders twenty days before the date of the shareholders’ general meeting, calculate the number of voting shares represented by the shareholders and the authorized proxies who intend to attend the meeting. If the number of voting shares represented by the shareholders who intend to attend the meeting amount to more than one-half of the Company’s total voting shares, the Company may hold the shareholders’ general meeting; if not, then the Company shall, within five days, notify the shareholders again by way of public announcement the matters to be considered at, and the place and date for, the meeting. The Company may then hold the shareholders’ general meeting after publication of such announcement.

is hereby proposed to be amended as follow:

Shareholders intending to attend a shareholders’ general meeting shall deliver to the Company their written replies concerning their attendance at such meeting twenty days before the date of the meeting.

The Company shall, based on the written replies which it receives from the shareholders twenty days before the date of the shareholders’ general meeting, calculate the number of voting shares represented by the shareholders and the authorized proxies who intend to attend the meeting. If the number of voting shares represented by the shareholders who intend to attend the meeting amount to more than one-half of the Company’s total voting shares, the Company may hold the shareholders’ general meeting; if not, then the Company shall, within 5 days, notify the shareholders again by way of public announcement the matters to be considered at, and the place and date for, the meeting. The Company may then hold the shareholders’ general meeting after publication of such announcement.

The current Article 35:

After the convenors of a meeting have issued the notice of the shareholders’ general meeting, the shareholders’ general meeting shall not be convened at an earlier date, nor shall it be postponed without reasons. Where a shareholders’ general meeting has to be postponed for special reasons, the convenors of the meeting shall publish a postponement notice at least five working days before the original date of the shareholders’ general meeting. The convenors of the meeting shall state the relevant reasons and the date for convening the meeting after the postponement in the postponement notice.

is hereby proposed to be deleted.

The current Article 36:

Where the Company postpones the shareholders’ general meeting, it shall not change the shareholding registration date for the shareholders who are entitled to attend the shareholders’ general meeting according to the original notice.

is hereby proposed to be amended as follow:

After the convenors of a meeting have issued the notice of the shareholders’ general meeting, the shareholders’ general meeting shall not be convened at an earlier date, nor shall it be postponed without reasons. Where a shareholders’ general meeting has to be postponed for special reasons, the convenors of the meeting shall publish a postponement notice at least two working days before the original date of the shareholders’ general meeting. The convenors of the meeting shall state the relevant reasons and the date for convening the meeting after the postponement in the postponement notice.

The current Article 37:

The Company shall post all information relating to the shareholders’ general meeting on the website of the Shanghai Stock Exchange at least five working days before the date of the meeting according to the requirements of the Shanghai Stock Exchange.

is hereby proposed to be deleted.

The current Article 38:

A shareholder may attend the shareholders’ general meeting in person or appoint a proxy to attend and vote on his behalf. Directors, supervisors, secretary to the board of directors and the PRC lawyer(s) engaged by the Company shall attend the meeting. The president, vice-president, Chief Financial Officer of the Company and persons invited by the board of directors may also attend the meeting.

In order to ensure the solemnity and proper order of the shareholders’ general meeting, the Company shall have the right to refuse persons other than those stated above to enter into the venue.

is hereby proposed to be amended as follow:

A shareholder may attend the shareholders’ general meeting in person or appoint a proxy to attend and vote on his behalf.

In order to ensure the solemnity and proper order of the shareholders’ general meeting, the Company shall have the right to refuse persons other than those stated above to enter into the venue.

The current Article 39:

The Company shall be responsible for preparing an attendance register, which will be signed by the personnel attending the meeting. The attendance register shall set out the names of persons present at the meeting (and/or names of units), identification document numbers, information confirming the identities of the shareholders (such as shareholder account numbers), the number of voting shares held or represented, names of the proxies (or names of the units) and so on.

is hereby proposed to be amended as follow:

The Company shall be responsible for preparing a shareholder attendance register, which will be signed by the shareholder and the authorized proxies attending the on-site meeting. The shareholder attendance register shall set out the names of persons present at the on-site meeting (and/or names of units), identification document numbers, information confirming the identities of the shareholders (such as shareholder account numbers), the number of voting shares held or represented, names of the proxies (or names of the units) and so on.

Article 37 is hereby proposed to be added as follow:

The convenor and lawyer engaged by the Company, shall, in accordance with the register provided by the securities registration and clearing institutions, jointly verify the legality of the identification of the shareholders, register the full name (or the name of the unit) of the shareholders and the number of shares bearing voting rights held by such shareholders. Unless otherwise decided by the Company, prior to the announcement of the total volume of the shares held by the shareholders and the authorized proxies and the number of shares bearing voting rights held by such shareholders, the meeting registration shall be concluded.

The current Article 40:

The contents of registration for the shareholders or proxies attending the shareholders’ general meeting shall include:

(1)           confirmation of the identity as a shareholder or proxy;

(2)           request to speak and contents of the text (if any);

(3)           collecting the voting slips according to the number of shares held/represented by the shareholders or proxies;

(4)           registering new motions (if any).

is hereby proposed to be amended as follow:

Apart from the aforesaid, the contents of registration for the shareholders or proxies attending the shareholders’ general meeting shall include:

(1)           request to speak and contents of the text (if any);

(2)           collecting the voting slips according to the number of shares held/represented by the shareholders or proxies.

The current Article 41:

The instrument appointing a proxy of a shareholder shall be in writing. Such written instrument shall state the following:

(1)           the name of the authorized proxy of the shareholder;

(2)           the number of shares of the principal represented by the authorized proxy;

(3)           whether or not the proxy has any voting right;

(4)           an indication to vote for or against each and every matter included in the agenda;

(5)           whether or not the proxy has voting rights in respect of the provisional motion which may be included in the agenda of the AGM; and, if this is the case, specific instructions as to the type of voting rights to be exercised;

(6)           the date of issue and validity period of the proxy form;

(7)           the signature (or seal) of the principal or its agent appointed in writing; if the principal is a legal person shareholder, the proxy form shall bear the seal of the legal person unit, or signed by its director or an agent duly appointed by it.

The proxy form shall state clearly that the proxy shall be entitled to vote at his discretion in the absence of specific instructions from the shareholder.

is hereby proposed to be amended as follow:

The instrument appointing a proxy of a shareholder shall be in writing. Such written instrument shall state the following:

(1)           the name of the authorized proxy of the shareholder;

(2)           the number of shares of the principal represented by the authorized proxy;

(3)           whether or not the proxy has any voting right;

(4)           an indication to vote for or against each and every matter included in the agenda;

(5)           the date of issue and validity period of the proxy form;

(6)           the signature (or seal) of the principal or its agent appointed in writing; if the principal is a legal person shareholder, the proxy form shall bear the seal of the legal person unit, or signed by its director or an agent duly appointed by it.

The proxy form shall state clearly that the proxy shall be entitled to vote at his discretion in the absence of specific instructions from the shareholder.

The current Article 42:

The proxy form shall be lodged with the Company’s premises or such other place as specified in the notice convening the meeting at least twenty-four hours prior to the relevant meeting for which the proxy is appointed to vote or twenty-four hours prior to the scheduled voting time. Where the proxy form is signed by a person authorized by the principal, the power of attorney or other authorization documents shall be notarized. The notarized power of attorney and other authorization documents, together with the proxy form, shall be lodged with the Company’s premises or such other place as specified in the notice convening the meeting.

is hereby proposed to be amended as follow:

The proxy form shall be lodged with the Company’s premises or such other place as specified in the notice convening the meeting at least twenty-four hours prior to the relevant meeting for which the proxy is appointed to vote or twenty-four hours prior to the scheduled voting time. Where the proxy form is signed by a person authorized by the principal, the power of attorney or other authorization documents shall be notarized. The notarized power of attorney and other authorization documents, together with the proxy form, shall be lodged with the Company’s premises or such other place as specified in the notice convening the meeting.

If the proxy is a legal person, his legal representative or any representative authorized by the board of directors or by other decision making organs shall attend the shareholders´ meeting of the Company on his behalf.

The current Article 43:

Shareholders attending a shareholders’ general meeting shall fulfil registration procedures. Shareholders shall produce the following documents for registration purposes:

(1)           Natural person shareholders: an individual shareholder shall produce his identification documents and provide information enabling the Company to confirm his identity as a shareholder. Where a proxy is appointed to attend the meeting, the proxy shall produce his own identification documents and the proxy form, and provide the Company with information enabling the Company to confirm the identity of his principal as a shareholder.

(2)           Legal person shareholders: if a legal representative is appointed to attend the meeting, the legal representative shall produce his identification documents and proof of his qualification as a legal representative, and he shall provide the Company with the information enabling the Company to confirm the identity of the legal person shareholder. Where a proxy is appointed to attend the meeting, the proxy shall produce his own identification documents, the proxy form issued by the legal representative of the legal person shareholder pursuant to law, or a notarized copy of a resolution on authorization adopted by the board of directors of the legal person shareholder or other decision-making organs, and shall provide information enabling the Company to confirm the identity of the principal as a legal person shareholder.

is hereby proposed to be amended as follow:

Shareholders attending a shareholders’ general meeting shall fulfil registration procedures. Shareholders shall produce the following documents for registration purposes:

(1)           Natural person shareholders: an individual shareholder shall produce his valid identification documents, stock account card and provide information enabling the Company to confirm his identity as a shareholder. Where a proxy is appointed to attend the meeting, the proxy shall produce his own valid identification documents and the proxy form, and provide the Company with information enabling the Company to confirm the identity of his principal as a shareholder.

(2)           Legal person shareholders: if a legal representative is appointed to attend the meeting, the legal representative shall produce his valid identification documents and proof of his qualification as a legal representative, and he shall provide the Company with the information enabling the Company to confirm the identity of the legal person shareholder. Where a proxy is appointed to attend the meeting, the proxy shall produce his own valid identification documents, the proxy form issued by the legal person shareholder pursuant to law, or a notarized copy of a resolution on authorization adopted by the board of directors of the legal person shareholder or other decision-making organs, and shall provide information enabling the Company to confirm the identity of the principal as a legal person shareholder.

The current Article 45:

Where an AGM is convened, the supervisory committee and shareholders individually or jointly holding more than 5% of the Company’s voting shares shall be entitled to propose new motions to the Company for registration. For the new motions put forward by the shareholders, it is for the chairman of the meeting to decide according to Article 23 of these Rules whether or not to include the same in the agenda.

Where an extraordinary general meeting is convened, no new motions are allowed to be registered with the Company, and the chairman shall not add such new motions to the agenda of the meeting.

is hereby proposed to be deleted.

Article 43 is hereby proposed to be added as follow:

The board of directors and other convenor of the Company shall take necessary measures to ensure the normal order thereof. Any acts interfering with the shareholders´´ meeting, provoking and infringing the lawful rights of the shareholders shall be prevented with precautions, stopped and reported to the relevant departments for investigation and prosecution.

The current Article 46, Article 47:

Article 46:  A shareholders’ general meeting shall be chaired by the Chairman of the board of directors, who shall act as the chairman of the meeting. If the Chairman is unable to attend the meeting, the Vice Chairman shall act as the chairman of the meeting.

If both the Chairman and Vice Chairman are unable to attend the meeting and the Chairman has not appointed another director to act as the chairman of the meeting, the board of directors may appoint a director of the Company to take the chair. If the board of directors fails to do so, the shareholders present at the meeting may choose a person to act as the chairman. If, for any reason, the shareholders cannot elect a chairman, the shareholder (including a proxy) holding the largest number of voting shares shall be the chairman of the meeting.

Article 47:  Where shareholders individually or jointly holding more than 10% of the Company’s voting shares of their own motion decide to convene an extraordinary general meeting, the board of directors and secretary to the board of directors shall earnestly perform their duties. Directors and supervisors shall attend the meeting, and the secretary to the board of directors must attend the meeting to ensure the meeting is held in proper order. The meeting shall be presided over by the Chairman, who shall also act as the chairman of the meeting. If the Chairman is unable to attend the meeting for any reason, the Vice Chairman shall act as the chairman of the meeting. If both the Chairman and Vice Chairman are unable to attend the meeting and the Chairman has not designated a person to act as chairman of the meeting, the board of directors may designate a director of the Company to so act. If the board of directors is unable to designate a director to chair the shareholders’ general meeting, the proposing shareholder shall take the chair after filing a report with the branch of the securities regulatory authority of the State Council of the locality of the Company.

is hereby proposed to be amended as follow:

A shareholders’ general meeting shall be chaired by the Chairman of the board of directors. If the Chairman is unable or fails to perform his duty, the Vice Chairman (if the Company has two or more vice chairmen, the one recommended by more than half of the total directors) shall chair the meeting, if the vice chairman is unable or fails to perform his duty, the director recommended by more than half of the total directors shall chair the meeting.

Where the shareholders´ meeting is convened by the supervisory committee, the meeting shall be chaired by the president of the supervisory committee. Where the president of the supervisory committee is unable or fails to perform his duty, the meeting shall be chaired by the vice president of the supervisory committee; where the vice president of the supervisory committee is unable or fails to perform his duty, the meeting shall be chaired by the supervisor recommended by more than half of all the supervisors.

Where the shareholders´ meeting is convened by the shareholders, the meeting shall be chaired by the person recommended by the convenor.

Where the presider on the occasion of the convention of the shareholders´ meting violates the rules of procedure so that the meeting is unable to continue, a presider may, with the approval of half of the votes from the shareholders attending the on-site meeting, be elected from and by the shareholders´ meeting to continue the meeting.

The current Article 48:

The chairman shall declare that the meeting commences at the scheduled time after he has been informed that the participants are in compliance with legal requirements and new motions and speakers are registered. In any of the following circumstances, the meeting may be declared to commence later than the time scheduled:

(1)           when any equipment of the venue is out of order so that the meeting cannot proceed as usual;

(2)           when any matters of material importance take place affecting the proceeding of the meeting.

is hereby proposed to be amended as follow:

The chairman shall declare that the meeting commences at the scheduled time after he has been informed that the participants are in compliance with legal requirements and speakers are registered. In any of the following circumstances, the meeting may be declared to commence later than the time scheduled:

(1)           when any equipment of the venue is out of order so that the meeting cannot proceed as usual;

(2)           when any matters of material importance take place affecting the proceeding of the meeting.

The current Article 49:

After the chairman of the meeting has declared the official commencement of the meeting, he shall firstly announce that the number of shareholders attending the meeting and the number of shares represented by such shareholders are in compliance with the legal requirements. Subsequently he shall read out the agenda as stated in the notice of the meeting, and shall inquire whether any person present at the meeting has any objection to the voting order of the motions. If an AGM is convened, the chairman of the meeting shall also inquire whether the supervisory committee or the shareholders individually or jointly holding more than 5% of the Company’s voting shares need to put forward new motions. Where a new motion is put forward by a shareholder, the chairman of the meeting shall decide whether to accept the motion according to Article 23 of these Rules.

Where the board of directors or chairman of the meeting decides not to include the motion of the supervisory committee or shareholders into the agenda of the AGM, explanations and statements shall be given at such AGM.

At an extraordinary general meeting, no person shall be allowed to request for discussion of new motions not set out in the notice of the shareholders’ general meeting.

is hereby proposed to be amended as follow:

After the chairman of the meeting has declared the official commencement of the meeting, he shall firstly announce that the number of shareholders attending the meeting and the number of shares represented by such shareholders are in compliance with the legal requirements. Subsequently he shall read out the agenda as stated in the notice of the meeting, and shall inquire whether any person present at the meeting has any objection to the voting order of the motions.

The current Article 50:

After the chairman of the meeting has made inquires regarding the agenda, he shall read out the motions or appoint another person to read out the motions, and shall explain the motions according to the following requirements if necessary:

(1)           Where the motion is put forward by the board of directors, the motion shall be explained by the Chairman or other persons designated by the Chairman;

(2)           Where the motion is put forward by the supervisory committee or shareholders individually or jointly holding more than 5% of the Company’s voting shares, the motion shall be explained by the person putting forward the motion or its legal representative or lawful and valid proxy.

is hereby proposed to be amended as follow:

After the chairman of the meeting has made inquires regarding the agenda, he shall read out the motions or appoint another person to read out the motions, and shall explain the motions according to the following requirements if necessary:

(1)           Where the motion is put forward by the board of directors, the motion shall be explained by the Chairman or other persons designated by the Chairman;

(2)           Where the motion is put forward by the supervisory committee or shareholders individually or jointly holding more than 3% of the Company’s voting shares, the motion shall be explained by the person putting forward the motion or its legal representative or lawful and valid proxy.

Article 48 and Article 49 are hereby proposed to be added as follow:

Article 48  The board of directors and supervisory committee shall, in the annual general meeting, deliver a report on work of preceding year, and the independent director shall report his/her work.

Article 49  The board of directors of the Company shall explain to the shareholders´ meeting the non-standardized audit opinion issued by certified public accountant to the Company.

The current Article 53:

Shareholders may query the Company at the shareholders’ general meeting. The chairman of the meeting shall direct the directors or supervisors to answer such queries unless they relates to the Company’s business secret and shall not be disclosed at the meeting.

is hereby proposed to be amended as follow:

Shareholders may query the Company at the shareholders’ general meeting. The directors, supervisors or senior management personnel shall explain and interpret any queries and proposals raised by the shareholders unless they relates to the Company’s business secret and shall not be disclosed at the meeting.

Article 53 is hereby proposed to be added as follow:

The chairman of the meeting shall, prior to the vote, announce the total number of the present shareholders and the proxies and the total number of the voting shares held by them according to the meeting registration.

The current Article 55:

Matters not included in the notice convening the shareholders’ extraordinary general meeting shall not be resolved on at such a meeting. In approving the motions included in the notice of an extraordinary general meeting, no alteration shall be made to the relevant motions in respect of the following matters:

(1)           increase or reduction of the registered capital of the Company;

(2)           issuance of bonds of the Company;

(3)           division, merger, dissolution and liquidation of the Company;

(4)           amendment to the Articles of Association;

(5)           profits distribution plans and loss recovery plans of the Company;

(6)           appointment and removal of a member of the board of directors and the supervisory committee;

(7)           changing the use of proceeds from a share offer;

(8)           the entering into of a connected transaction which requires the approval of the shareholders in general meetings;

(9)           acquisition or sale of assets which requires the approval of the shareholders in general meetings;

(10)         changing the accounting firm engaged.

Any alteration in respect of the contents of the above motions shall be deemed to be a new motion and shall not be voted on at that shareholders’ general meeting.

Shareholders’ general meetings shall resolve on all motions included in the agenda one by one, and shall not for any reason cause delay in considering, or fail to consider, such motions. Where different motions are put forward at the annual general meeting for the same matter, such motions shall be resolved on in the order of time in which they are put forward.

is hereby proposed to be amended as follow:

Article 56  Matters not included in the notice convening the shareholders’ general meeting shall not be resolved on at such a meeting. In approving the motions included in the notice of a general meeting, no alteration shall be made to such motions.

Otherwise, any alteration shall be deemed to be a new motion and shall not be voted on at that shareholders’ general meeting.

Article 56  The Company shall, on the premise of the legality and validity of the shareholders´ meeting, provide convenience to the present shareholders by various means, including such modern information technology means as on-line vote platform.

Article 57  Except for the cumulative voting, the shareholders’ general meetings shall resolve on all motions included in the agenda one by one, and, unless the shareholders´ general meeting is adjourned or fails to make any resolution due to force majeure matters, shall not delay in considering, or fail to consider, such motions. Where different motions are put forward at the annual general meeting for the same matter, such motions shall be resolved on in the order of time in which they are put forward.

The current Article 56:

The chairman of the meeting is obliged to request the shareholders to approve the motions by open ballot at the general meeting.

Each shareholder or proxy shall exercise his voting rights in accordance with the number of voting shares represented by him. Except for the circumstances where cumulative voting system is applicable to the election of directors in accordance with the Articles of Association, each share shall carry one voting right.

is hereby proposed to be amended as follow:

The chairman of the meeting is obliged to request the shareholders to approve the motions by open ballot at the general meeting.

Each shareholder or proxy shall exercise his voting rights in accordance with the number of voting shares represented by him. Except for the circumstances where cumulative voting is applicable to the election of directors in accordance with the Articles of Association and these Rules, each share shall carry one voting right.

The current Article 57 (1):

Resolutions in respect of the election of directors shall be passed by a way of cumulative voting at shareholders’ general meeting in accordance with the Articles of Association. The details of the cumulative voting system are as follows:

(1)           Where the number of directors to be elected is more than two, the cumulative voting system must be adopted.

is hereby proposed to be amended as follow:

Resolutions in respect of the election of directors shall be passed by a way of cumulative voting at shareholders’ general meeting in accordance with the Articles of Association or the resolutions passed by the shareholders´ general meeting. Cumulative voting means that every share shall, on the occasion of electing directors or supervisors in the shareholders´ general meeting, have the same voting power with that of the candidate directors or supervisors and the voting power possessed by the shareholders may be exercised uniformly. The details of the cumulative voting are as follows:

(1)           Where the number of directors to be elected is more than two, the cumulative voting shall be adopted.

Article 61 is hereby proposed to be added as follow:

The same voting power shall choose only one of such means as on site, Internet or otherwise. The first ballot prevails once repeated voting arises in the same voting power.

The current Article 59:

Resolutions of a shareholders’ general meeting shall be divided into ordinary resolutions and special resolutions.

(1)           Ordinary resolutions

(i)            Ordinary resolutions shall be passed by votes representing more than one-half of the voting rights represented by the shareholders (including proxies) present at the meeting.

(ii)           The following matters shall be approved by ordinary resolutions at shareholders’ general meetings:

(a)           work reports of the board of directors and the supervisory committee;

(b)           profit distribution plans and loss recovery plans formulated by the board of directors;

(c)           appointment and removal of members of the board of directors and members of the supervisory committee, their remuneration and manner of payment and their liability insurance;

(d)           annual preliminary and final budgets, balance sheets and profit and loss accounts and other financial statements of the Company;

(e)           annual reports of the Company;

(f)            matters other than those which are required by laws and regulations or by the Articles of Association to be passed by special resolutions.

(2)           Special resolutions

(i)           Special resolutions shall be passed by votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies) present at the meeting.

(ii)           The following matters shall be approved by special resolutions at a shareholders’ general meetings:

(a)           increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;

(b)           issue of bonds of the Company;

(c)           division, merger, dissolution and liquidation of the Company;

(d)           repurchase of shares of the Company;

(e)           amendment to the Articles of Association, the Rules and Procedures for the Shareholders’ General Meetings, the Rules and Procedures for the Board of Directors’ Meetings and the Rules and Procedures for the Supervisors’ Meetings;

(f)           any other matters approved by an ordinary resolution by the shareholders at a general meeting which may have material impacts on the Company and accordingly should be passed by special resolutions.is hereby proposed to be amended as follow:

Resolutions of a shareholders’ general meeting shall be divided into ordinary resolutions and special resolutions.

(1)           Ordinary resolutions

(i)            Ordinary resolutions shall be passed by votes representing more than one-half of the voting rights represented by the shareholders (including proxies) present at the meeting.

(ii)           The following matters shall be approved by ordinary resolutions at shareholders’ general meetings:

(a)           work reports of the board of directors and the supervisory committee;

(b)           profit distribution plans and loss recovery plans formulated by the board of directors;

(c)           appointment and removal of members of the board of directors and members of the supervisory committee assumed by non-representatives of the employees, their remuneration and manner of payment;

(d)           annual preliminary and final budgets, balance sheets and profit and loss accounts and other financial statements of the Company;

(e)           matters other than those which are required by laws and regulations or by the Articles of Association and these Rules to be passed by special resolutions.(2)Special resolutions

(i)            Special resolutions shall be passed by votes representing more than two-thirds of the total amount of the voting rights represented by the shareholders (including proxies) present at the meeting.

(ii)           The following matters shall be approved by special resolutions at a shareholders’ general meetings:

(a)           increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;

(b)           issue of bonds of the Company;

(c)           division, merger, dissolution, liquidation and change of corporate form of the Company;

(d)           amendment to the Articles of Association, the Rules and Procedures for the Shareholders’ General Meetings, the

Rules and Procedures for the Board of Directors’ Meetings and the Rules and Procedures for the Supervisors’ Meetings;

(e)           where the major assets acquired or disposed, or amount of guarantee exceeds 30% of the latest audited total assets;

(f)           share incentive plan;

(g)           any other matters required by laws, regulations, Articles of Association and these Rules or approved by an ordinary resolution by the shareholders at a general meeting which may have material impacts on the Company and accordingly should be passed by special resolutions.The current Article 60:

As far as any matter relating to sub-paragraphs (2) to (8), (11) to (12) of Article 25 of these Rules, the affected class shareholders, whether or not such shareholders originally have the right to vote at shareholders’ general meetings, shall have the right to vote at the class meetings. However, interested shareholder(s) shall not be entitled to vote at such class meetings.

is hereby proposed to be amended as follows:

As far as any matter relating to sub-paragraphs (2) to (8), (11) to (12) of Article 22 of these Rules, the affected class shareholders, whether or not such shareholders originally have the right to vote at shareholders’ general meetings, shall have the right to vote at the class meetings. However, interested shareholder(s) shall not be entitled to vote at such class meetings.

The current Article 61:

Resolutions of a class of shareholders shall be passed by votes representing more than two-thirds of the voting rights of shareholders of that class represented at the relevant meeting who, according to Article 62, are entitled to vote at the meeting.

The special procedures for approval by a class of shareholders shall not apply in the following circumstance: where the Company issues, upon the approval by special resolution of its shareholders in a general meeting, either separately or concurrently once every twelve months, not more than 20% of each of its existing issued Domestic-Invested Shares and Overseas-Listed Foreign-Invested Shares.

is hereby proposed to be amended as follow:

Resolutions of a class of shareholders shall be passed by votes representing more than two-thirds of the voting rights of shareholders of that class represented at the relevant meeting who, according to Article 62, are entitled to vote at the meeting.

The special procedures for approval by a class of shareholders shall not apply in the following circumstance: (1) where the Company issues, upon the approval by special resolution of its shareholders in a general meeting, either separately or concurrently once every twelve months, not more than 20% of each of its existing issued A Shares and Overseas-Listed Foreign-Invested Shares; and (2) upon the establishment of the Company, a plan for an issuance of A shares and Overseas-Listed Foreign-Invested Shares shall be made within 15 months from the date of approval by the State Council Securities Commission.

The current Article 63:

Shareholders (and proxies) shall complete their ballot papers carefully as instructed and put the ballot papers into the ballot box. Any ballot paper containing uncompleted parts, false information, illegible writing and any uncast paper shall be deemed to be an abstention of voting by the shareholder, and such ballot papers shall not be regarded as valid votes.

is hereby proposed to be amended as follow:

The present shareholders shall express their opinions on the resolutions: approval, disapproval.

Shareholders (and proxies) shall complete their ballot papers carefully as instructed and put the ballot papers into the ballot box. Any ballot paper containing uncompleted parts, false information, illegible writing and any uncast paper shall be deemed to be an abstention of voting by the shareholder, and such ballot papers shall not be regarded as valid votes.

The current Article 64:

Prior to voting, the shareholders present at a shareholders’ general meeting shall nominate at least one supervisor and two shareholders to act as counting officers. Such counting officers shall count all the votes cast on site and sign the counting statistical sheet.

If the votes for and against a resolution are equal, the chairman of the meeting shall be entitled to cast one more vote.

is hereby proposed to be amended as follow:

Prior to voting, the shareholders present at a shareholders’ general meeting shall nominate at least one supervisor and two shareholders to participate in counting and supervising the voting. Where the shareholder has associated relations to the resolution to be approved, such associated shareholder or its proxy shall not participate in counting and supervising the voting.

When the shareholders´ general meeting is voting, the lawyer, shareholder representative and supervisor representative shall be jointly responsible for vote calculation and supervision, and shall announce the vote result at the meeting. The vote results shall be recorded in the minutes of the meeting.

Such a shareholder or its proxy of the Company who cast vote via Internet or other mean shall be entitled to examine its voting result via the corresponding voting system.

If the votes for and against a resolution are equal, the chairman of the meeting shall be entitled to cast one more vote.

The current Article 65:

The chairman of the meeting shall be responsible for deciding whether or not a resolution is duly passed according to the results of the votes counting. The chairman’s decision, which shall be final and conclusive, shall be announced at the meeting and recorded in the minutes of the meeting.

is hereby proposed to be deleted.

Article 68 is hereby proposed to be amended as follow:

Prior to the formal announcement of the voting result, the Company, vote counter, vote supervisor, major shareholders and Internet service provider as involved in the voting at on-site shareholders´ general meeting, voting through Internet and by other means shall bear confidential obligations upon the voting.

The current Article 66:

A shareholders’ general meeting shall be recorded by the minutes of the meeting, which shall be signed by the directors present at the meeting and the minutes-taking officer. If no director is present at the meeting, the shareholder or the shareholder’s proxy chairing the meeting together with the minutes-taking officer shall sign the minutes. The minutes of the meeting shall record the following matters:

(1)           the number of voting shares represented by the shareholders present at the meeting, and the percentage of such shares out of the total number of shares of the Company;

(2)           the date and place of the meeting;

(3)           the name of the person chairing the meeting and the agenda of the meeting;

(4)           the main points regarding the matters made by each person who speaks at the meeting;

(5)           the voting result of each matter considered;

(6)           the inquiries and suggestions of the shareholders and the answers to these inquiries or statement made by the directors and supervisors;

(7)           other matters which according to the opinions of the shareholders’ general meeting and the provisions of the Articles of Association shall be recorded in the minutes of the meeting.

is hereby proposed to be amended as follow:

The directors, supervisors, secretary of the board of directors, convenor or its representative, presider present at the meeting shall sign on the minutes of the shareholders´ general meeting. If no director is present at the meeting, the shareholder or the shareholder’s proxy chairing the meeting together with the minutes-taking officer shall sign the minutes. The secretary of the board of directors shall be responsible for the minutes of the meeting which shall record the following matters:

(1)           time, place, agenda, name of convenor;

(2)           name of the presider and the present directors, supervisors, manager and other senior management personnel;

(3)           number of the shareholders and proxies, total number of their holding shares and the proportion of such shares in the total shares of the Company;

(4)           deliberation procedure, main points of the speech and statement, and voting result;

(5)           inquiry opinion or proposal of the shareholders and the relevant reply or explanation;

(6)           name of the lawyer, vote counter and poll watcher.

(7)           other matters in accordance with the provisions of the Articles of Association shall be recorded in the minutes of the meeting.

The current Article 67:

The board of directors of the Company shall retain (a) PRC lawyer(s) to attend the shareholders’ general meeting in accordance with law to enable him(them) to give legal opinions on the following matters, and shall publish these legal opinions together with the resolutions of the shareholders’ general meeting:

(1)           whether the procedures for convening and holding the shareholders’ general meeting comply with the relevant laws and regulations as well as the Articles of Association;

(2)           verification of the legality and validity of the eligibility of the participants of the meeting;

(3)           verification of the eligibility of the shareholders who put forward new motions at the shareholders’ annual general meeting;

(4)           whether the voting procedures of the shareholders’ general meeting are lawful and valid;

(5)           the issue of any legal advice on any other matters requested by the Company.

Where the shareholders’ extraordinary general meeting is chaired by the shareholders proposing the holding of such a meeting, the proposing shareholders shall, in accordance with law, retain (a) lawyer(s) to give witness legal opinions according to the provisions as set out above, and the procedures for convening such a meeting shall also comply with relevant laws, regulations and this Article.

is hereby proposed to be amended as follow:

In respect of convention of the shareholders´ general meeting, the Company shall retain (a) PRC lawyer(s) to attend the shareholders’ general meeting in accordance with law to enable him(them) to give legal opinions on the following matters, and shall publish these legal opinions together:

(1)           whether the procedures for convening and holding the shareholders’ general meeting comply with the relevant laws and administrative regulations as well as the Articles of Association and these Rules;

(2)           verification of the legality and validity of the eligibility of the participants and convenor of the meeting;

(3)           whether the voting procedures and results of the shareholders’ general meeting are lawful and valid;

(4)           the issue of any legal advice on any other matters requested by the Company.

The current Article 68:

The board of directors of the Company shall ensure that a shareholders’ general meeting is held continuously within reasonable office hours, until the resolutions are finally voted on.

is hereby proposed to be deleted.

The current Article 69:

If, in the course of the meeting, disputes arising out of the identity of any shareholder or the results of the calculation of the votes and so on cannot be resolved on site in such a way that the order of the meeting is affected and the meeting cannot proceed as usual, the chairman shall declare an adjournment of the meeting.

If the foregoing circumstances cease to exist, the chairman of the meeting shall notify the shareholders of the resumption of the meeting as soon as possible.

is hereby proposed to be amended as follow:

If, in the course of the meeting, disputes arising out of the identity of any shareholder or the results of the calculation of the votes and so on cannot be resolved on site in such a way that the order of the meeting is affected and the meeting cannot proceed as usual, the chairman of the meeting shall declare an adjournment of the meeting.

If the foregoing circumstances cease to exist, the chairman of the meeting shall notify the shareholders of the resumption of the meeting as soon as possible.

The current Article 70:

Where a shareholders’ general meeting is adjourned for more than one working day due to force majeure or any other extraordinary reasons, and the meeting cannot be convened properly or no resolution is passed, the board of directors of the Company shall give explanations to the stock exchanges on which the Company’s shares are listed and make a proper announcement. The board of directors of the Company is obliged to take all necessary measures to resume the shareholders’ general meeting as soon as possible.

is hereby proposed to be amended as follow:

The convenor shall ensure the continuity of the shareholders´ general meeting until the final decision is achieved. Where a shareholders’ general meeting is adjourned fails to make any decision, the convenor shall take all necessary measures to resume the shareholders’ general meeting as soon as possible or directly suspend such shareholders´ general meeting, and shall announce it immediately. Meanwhile, the convenor shall report to the local branch of the securities regulatory institution authorized by the State Council and the securities exchange in the place where the Company´s shares are listed.

The current Article 72:

The announcement of the resolutions of the shareholders’ general meeting shall state the number of the shareholders (or the proxies) present at the meeting, the number of shares held by them (or nominees) and the percentage of such shares out of the total voting shares of the Company, the method of voting and the voting result of each motion. The resolutions on the motions shall state the names of the proposing shareholders, the percentage of shares held and the details of the motions. Where a shareholder’s motion is not included in the agenda of an AGM, the details of the motion and the statement made by the board of directors or the chairman at the AGM shall be published together with the resolutions of the AGM.

Where the board of directors or the chairman of the meeting decides not to include the motions put forward by the supervisory committee or the shareholders in the agenda of the AGM, explanations and statements shall be given at such a meeting. Such statements and details of the motions shall, together with the resolutions of the AGM, be published after the conclusion of the AGM.

Where a resolution of the meeting is not adopted, or a resolution passed at the previous shareholders’ general meeting is changed at the current shareholders’ general meeting, the board of directors shall give an explanation in relation to the resolutions of the current shareholders’ general meeting.

The announcement of resolutions passed at shareholders’ general meetings shall be published in designated newspapers and on the Company’s website.

is hereby proposed to be amended as follow:

Article 74  The resolutions of the shareholders´ general meeting shall be announced promptly, and the announcement shall state the number of the shareholders (or the proxies) present at the meeting, the number of shares casting voting rights held by them (or nominees) and the percentage of such shares out of the total voting shares of the Company, the method of voting, the voting result of each motion and the detailed content of each resolution passed.

Article 75  Where the resolutions are not passed or the previous resolutions are altered in the very shareholders´ general meeting, it shall be specifically indicated in the announcement on the resolutions of the shareholders´ general meeting.

The announcement of resolutions passed at shareholders’ general meetings shall be published in designated newspapers and on the Company’s website, and the contents of the announcement shall fulfill the requirements of the relevant supervisory regulations.

The current Article 73:

The secretary to the board of directors shall be responsible for keeping written information such as the register of attendees, power of attorney, voting statistical sheet, minutes of the meeting, legal opinions endorsed by lawyer(s) and announcements of resolutions.

is hereby proposed to be amended as follow:

The secretary to the board of directors shall be responsible for keeping written information such as the register of shareholders, power of attorney, voting statistical sheet, minutes of the meeting, legal opinions endorsed by lawyer(s) and announcements of resolutions.

Article 77 is hereby proposed to be added as follow:

Where the shareholders´ general meeting approves the resolutions in relation to election of directors and supervisors, newly appointed directors and supervisors shall assumed their offices in accordance with the provisions of the Articles of Association.

The current Article 76:

The right to interpret these Rules shall rest with the board of directors.

is hereby proposed to be amended as follow:

The board of directors shall be responsible for interpreting these Rules.

The current Article 77

Where any relevant matters are not covered in these Rules or where these Rules fail to comply with the relevant laws, administrative rules and other relevant regulatory documents as promulgated from time to time, those laws, administrative rules and other relevant regulatory documents shall prevail.

is hereby proposed to be amended as follow:

Where any relevant matters are not covered in these Rules or where these Rules fail to comply with the relevant laws, administrative rules and other relevant regulatory documents or regulatory provisions in the place where the Company´s shares is listed as promulgated from time to time, those laws, administrative rules and other relevant regulatory documents or regulatory provisions in the place where the Company´s shares is listed shall prevail.

3.           Rules and Procedures for Board of Directors’ Meetings

The current Article 1:

In order to ensure that the board of directors of China Petroleum & Chemical Corporation (the “Company”) fulfils the duties and responsibilities conferred by all shareholders of the Company, conducts discussions efficiently, makes scientific, immediate and prudent decisions and standardizes the operation of the board of directors, these Rules are formulated according to the “Company Law of the People’s Republic of China” (the “Company Law”), “Mandatory Provisions for the Articles of Association of Companies to be Listed Overseas”, “Guidelines for the Articles of Association of Listed Companies”, “Standards for the Governance of Listed Companies” and other governing regulations of the places of the Company’s listings inside and outside the PRC and the Articles of Association of China Petroleum & Chemical Corporation (“Articles of Association”).

is hereby proposed to be amended as follow:

In order to ensure that the board of directors of China Petroleum & Chemical Corporation (the “Company”) fulfils the duties and responsibilities conferred by all shareholders of the Company, conducts discussions efficiently, makes scientific, immediate and prudent decisions and standardizes the operation of the board of directors, these Rules are formulated according to the “Company Law of the People’s Republic of China” (the “Company Law”), the “Securities Law of the People´s Republic of China”, “Mandatory Provisions for the Articles of Association of Companies to be Listed Overseas”, “Guidelines for the Articles of Association of Listed Companies”, “Standards for the Governance of Listed Companies” and other governing regulations of the places of the Company’s listings inside and outside the PRC and the Articles of Association of China Petroleum & Chemical Corporation (“Articles of Association”).

The current Article 2 (7), (8), (9), (11), (14), (19), (20):

The board of directors is accountable to the shareholders’ general meetings and shall exercise the following functions and powers:

(7)           to draw up plans for significant acquisition or disposal proposals, the merger, division or dissolution of the Company;

(8)           to determine the risks investment of the Company according to the authority given in the shareholders’ general meeting;

(9)           to determine matters relating to external guarantees (including pledging of assets) of the Company according to the authority given in the shareholder’s general meeting;

(11)         to appoint or remove the Company’s president and to appoint or remove the vice-president and Chief Financial Officer of the Company according to the recommendations of the president; to appoint or remove the secretary of the board of directors and to decide on their remuneration;

(14)         to formulate proposals for any amendment of the Company’s Articles of Association and its appendices;

(19)         to determine important matters and administrative matters of the Company other than those which should be determined by resolution of a shareholders’ general meeting of the Company except for matters as specified by law, administrative rules, regulations of the competent government department(s) and the Articles of Association, and to sign other important agreements;

(20)         to exercise any other powers stipulated by laws, administrative rules, regulations of the competent government department(s) or the Articles of Association, and any other functions and powers conferred by the shareholders’ in general meetings.

is hereby proposed to be amended as follow:

The board of directors is accountable to the shareholders’ general meetings and shall exercise the following functions and powers:

(7)           to formulate plans for significant acquisition or disposal proposals, the merger, division, change of corporate form or dissolution of the Company;

(8)           to determine such matters as external investment, acquire or sale of assets, pledge, entrusting financing, connected transactions according to the authority given in the shareholders’ general meeting;

(9)           to determine matters relating to external guarantees of the Company according to laws and the Articles of Association and its appendices;

(11)         to appoint or remove the Company’s president and to appoint or remove the senior vice-president, Chief Financial Officer and vice-president of the Company according to the recommendations of the president; to appoint or remove the secretary of the board of directors and to decide on their remuneration;

(14)         to formulate proposals for any amendment of the Articles of Association and its appendices;

(19)         to determine important matters and administrative matters of the Company other than those which should be determined by resolution of a shareholders’ general meeting of the Company except for matters as specified by law, administrative rules, regulations of the competent government department(s) and the Articles of Association (and its appendices), and to sign other important agreements;

(20)         to exercise any other powers stipulated by laws, administrative rules, regulations of the competent government department(s) or the Articles of Association or these Rules, and any other functions and powers conferred by the shareholders’ in general meetings.

The current Article 4:

The board of directors shall examine and resolve on the matters which the board of directors is required by laws, administrative rules, regulations of the competent government department(s) and the Articles of Association to submit to the shareholders in general meetings for determination (including matters proposed by two or more than half of the independent directors).

The board of directors shall examine the provisional motions put forward by the shareholders individually or jointly holding more than 5% of the Company’s voting shares at the shareholders’ annual general meeting (the “AGM”) according to the standard of “relevance” as set out in the Rules and Procedures for the Shareholders’ General Meetings, and to decide whether to submit the provisional motions to the AGM for examination.

is hereby proposed to be amended as follow:

The board of directors shall examine and resolve on the matters which the board of directors is required by laws, administrative rules, regulations of the competent government department(s) and the Articles of Association (and its appendices) to submit to the shareholders in general meetings for determination (including matters proposed by two or more than half of the independent directors).

The current Article 5:

In order to ensure and increase the stability and efficiency of the daily operation of the Company, the board of directors shall explicitly authorise, on a partial basis, the chairman, other one or more directors or the president to exercise its functions and powers on investment plans, assets disposals, external guarantees, the credit and financial policies and the internal management structure of the Company according to the provisions of the Articles of Association and the authorisation of the shareholders’ general meeting.

is hereby proposed to be amended as follow:

In order to ensure and increase the stability and efficiency of the daily operation of the Company, the board of directors shall explicitly authorise, on a partial basis, the chairman, other one or more directors or the president to exercise its functions and powers on investment plans, assets disposals, external guarantees, the credit and financial policies and the internal management structure of the Company according to the provisions of the Articles of Association (and its appendices) and the authorisation of the shareholders’ general meeting.

The current Article 7 (1), (2):

The powers and authority of the board of directors on asset disposals shall include the following:

(1)           When the Company acquires or sells assets, it has to take into account of the following four testing indices: (i) total asset ratio: the total amount of the assets to be acquired or sold (according to the latest audited financial report, valuation report or capital verification report) divided by the latest audited total asset value of the Company; (ii) net profit (loss) ratio of the acquisition: the absolute value of the net profit or loss relating to the assets to be acquired (according to the audited financial report of the preceding year) divided by the absolute value of the audited net profit or loss of the Company for the preceding year; (iii) net profit (loss) ratio of the sale: the absolute value of the net profit or loss relating to the assets to be sold (according to the audited financial report of the preceding year) or the absolute value of the profit or loss arising from such transaction divided by the absolute value of the audited net profit or loss of the Company for the preceding year; (iv) transaction amount ratio: the transaction amount (taking into account of the assumed liabilities and costs, etc) of the acquired assets divided by the total amount of the latest audited net asset value of the Company.

The board of directors shall examine and approve projects with a ratio of less than 50% according to all the above four testing indices. The chairman of the board of directors is authorised to examine and approve projects with a ratio of less than 10% according to all the above four testing indices.

(2)           In disposing of fixed assets, where the total value of the expected value of the fixed assets to be disposed of and the value of the fixed assets which have been disposed of in the four months prior to such proposed disposal does not exceed 33% of the value of the fixed assets as shown in the latest balance sheet considered by the shareholders’ general meeting, the board of directors shall examine and approve such disposal, and the Chairman of the beard of directors is authorised to examine and approve those fixed asset disposals of less than 10%.

is hereby proposed to be amended as follow:

The powers and authority of the board of directors on asset disposals shall include the following:

(1)           When the Company acquires or sells assets, it has to take into account of the following 5 testing indices: (i) total asset ratio: the total amount of the assets in relation to the transaction (if both book value and valuation value exist, the higher one shall be applied) divided by the latest audited total asset value of the Company; (ii) transaction amount ratio: the transaction amount (taking into account of the assumed liabilities and costs) of the acquired assets divided by the total amount of the latest audited net asset value of the Company; (iii) transaction net profit (loss) ratio: the absolute value of the net profit or loss relating to the assets of the transaction divided by the absolute value of the audited net profit or loss of the Company for the preceding financial year; (iv) revenue ratio: the revenue for the preceding financial year relating to the object of the transaction divided by the audited revenue of the Company for the preceding financial year; (v) Object net profit (loss) ratio: the absolute value of the net profit or loss for the preceding financial year relating to the object of the transaction divided by the absolute value of the audited net profit or loss of the Company for the preceding financial year.

The board of directors shall examine and approve projects with a ratio of less than 50% according to all the above 5 testing indices. The chairman of the board of directors is authorised to examine and approve projects with a ratio of less than 10% according to all the above 5 testing indices.

(2)           In disposing of fixed assets, where the total value of the expected value of the fixed assets to be disposed of and the value of the fixed assets which have been disposed of in the 4 months prior to such proposed disposal does not exceed 33% of the value of the fixed assets as shown in the latest balance sheet considered by the shareholders’ general meeting, the board of directors shall examine and approve such disposal, and the Chairman of the beard of directors is authorised to examine and approve those fixed asset disposals of less than 10%.

The current Article 8 (2), (3):

The powers and authority of the board of directors on debt liabilities

(2)           Within the total amount of the working capital loans for the current year as approved by the board of directors, the Chairman of the board of directors is authorised to sign the overall short-term loan facility contracts for raising working capitals required by the operation and management of the Company according to the demand of the Company. Within the amount limit as fixed by these loan facility contracts, the chairman of the board of directors is authorised to approve and sign the working capital short-term loan contracts where the amount of one single loan exceeds RMB1 billion, and the president is authorised to approve and sign the working capital short-term loan contracts where the amount of one single loan does not exceed RMB1 billion.

(3)           The Company shall not provide any guarantees for its shareholders, controlling subsidiaries of its shareholders, subsidiary enterprises of shareholders or personal liability. If the Company provides guarantees to others, the guaranteed person shall provide counter-guarantee to the Company or take other necessary risk preventive measures.

If the guarantee amount does not exceed 5% of the latest audited net asset value of the Company, such guarantees shall be examined and approved by the board of directors. The chairman of the board of directors is authorised to approve and sign the external guarantee contracts the guaranteed amount of which does not exceed 1% of the latest audited net asset value of the Company but more than RMB100 million. The president is authorised to approve and sign the external guarantee contracts the guaranteed amount of which does not exceed RMB100 million.

is hereby proposed to be amended as follow:

The powers and authority of the board of directors on debt liabilities shall include the following:

(2)           Within the total amount of the working capital loans for the current year as approved by the board of directors, the Chairman of the board of directors is authorised to sign the overall short-term loan facility contracts for raising working capitals required by the operation and management of the Company according to the demand of the Company.

The current Article 9:

If, when applying the relevant standards as set out above, the approving offices of any investment, asset disposal and external guarantee matters as referred to above include the board of directors, chairman of the board of directors and/or president, such matters shall be submitted to the approving offices of the highest level for approval.

If the above investment, asset disposal and loan matters constitute connected transactions according to the regulatory stipulations of the places where the Company is listed, the relevant matters shall be dealt with according to the relevant stipulations.

is hereby proposed to be amended as follow:

If, when applying the relevant standards as set out above, the approving offices of any investment, asset disposal and debts matters as referred to above include the board of directors, chairman of the board of directors and/or president, such matters shall be submitted to the approving offices of the highest level for approval.

If the above investment, asset disposal and loan matters constitute connected transactions according to the regulatory stipulations of the places where the Company is listed, the relevant matters shall be dealt with according to the relevant stipulations.

The current Article 11:

The board of directors shall consist of twelve directors. The board of directors shall have one chairman and one vice-chairman.

is hereby proposed to be amended as follow:

The board of directors shall consist of 11 to 15 directors. The board of directors shall have one chairman and 1 to 2 vice-chairmen.

The directors may serve concurrently as the senior management personnel, however, the concurrently directors acted by the senior management personnel shall not exceed ½ of the total number of the board of directors.

The current Article 12:

The board of directors shall establish strategic decision-making sub-committee, auditing sub-committee, remuneration and evaluation sub-committee and other special committees. These special committees shall conduct research on specific matters and provide opinions and suggestions on these matters to the board of directors for the reference.

Members of the special committees shall be directors of the Company. The majority of the membership of the auditing sub-committee, and remuneration and evaluation sub-committee shall consist of the independent directors, who shall also act as convenors. The auditing sub-committee shall have at least one independent director who is also an accounting professional.

is hereby proposed to be amended as follow:

The board of directors shall establish strategic decision-making sub-committee, auditing sub-committee, remuneration and evaluation sub-committee and other special committees who shall be accountable to the board of directors. These special committees shall conduct research on specific matters and provide opinions and suggestions on these matters to the board of directors for the reference.

Members of the special committees shall be directors of the Company. The majority of the membership of the auditing sub-committee, and remuneration and evaluation sub-committee shall consist of the independent directors, who shall also act as convenors. The auditing sub-committee shall have at least one independent director who is also an accounting professional.

The current Article 15:

The major responsibilities of the remuneration and evaluation sub-committee shall include the following:

(1)           to research on the criteria for the evaluation of directors and the president, to conduct evaluation of them and make necessary suggestions;

(2)           to research on and review the policies and proposals in respect of the remuneration of directors, supervisors, president, vice-president, Chief Financial Officer and secretary of the board of directors.

is hereby proposed to be amended as follow:

The major responsibilities of the remuneration and evaluation sub-committee shall include the following:

(1)           to research on the criteria for the evaluation of directors and the senior management personnel, to conduct evaluation of them and make necessary suggestions;

(2)           to research on and review the policies and proposals in respect of the remuneration of directors, supervisors, senior management personnel.

The current Article 18 (5), (8):

The main duties of the secretary of the board of directors include:

(5)           to be responsible for keeping confidential of the sensitive materials concerning the share price of the Company, and formulate effective and enforceable secrecy systems and measures. For the divulgence of the sensitive materials concerning the share price of the Company due to various reasons, he shall take necessary remedial measures, make timely explanation and clarification, and notify the regulatory organizations in the places where the shares of the Company are listed as well as the securities regulatory authority of the State Council;

(8)           to assist directors and the president to practically implement the domestic and foreign laws, regulations, the Company’s Articles of Association and other provisions in discharge of their duties and exercise of their powers; be liable to remind directors and the president timely on becoming aware that the Company passes or may pass resolutions which may breach the relevant regulations, and be entitled to report the related matters to securities regulatory authorities of the State Council and other regulatory authorities according to the facts;

is hereby proposed to be amended as follow:

The secretary of the board of directors shall perform the main duties as follow:

(5)           to be responsible for keeping confidential of the sensitive materials concerning the share price of the Company, and formulate effective and enforceable secrecy systems and measures. For the divulgence of the sensitive materials concerning the share price of the Company due to various reasons, he shall take necessary remedial measures, make timely explanation and clarification, and notify the regulatory organizations in the places where the shares of the Company are listed as well as the securities regulatory authority of the State Council;

(8)           to assist directors and the president to practically implement the domestic and foreign laws, regulations, the Articles of Association (and its appendices) and other provisions in discharge of their duties and exercise of their powers; be liable to remind directors and the president timely on becoming aware that the Company passes or may pass resolutions which may breach the relevant regulations, and be entitled to report the related matters to securities regulatory authorities of the State Council and other regulatory authorities according to the facts;

The current Article 22:

The regular meetings shall include the following:

(1)           The board meetings approving financial reports of the Company:

(i)            The annual results meetings

The annual results meetings shall be convened within 120 days from the end of the accounting year of the Company. The directors shall approve the Company’s annual reports and deal with other relevant matters at such meetings. The timing of such meetings shall ensure that the annual reports of the Company will be despatched to the shareholders within the time limit specified by the relevant regulations and the Articles of Association, and shall ensure that the preliminary annual financial results of the Company will be announced within the time limit specified by the relevant regulations of the Company, and shall ensure that the AGM will be convened within 180 days from the end of the accounting year of the Company.

(ii)           The interim results meetings

The interim results meetings shall be convened within 60 days from the end of the first six months of the accounting year of the Company. The directors shall approve the Company’s interim reports and deal with other relevant matters at such meetings.

(iii)           The quarterly results meetings

The quarterly results meetings shall be held in the first month of each of the second and fourth quarter of the Gregorian calendar year. The directors shall approve the Company’s quarterly reports for the preceding quarters at such meetings.

(2)           The year-end review meetings

The year-end review meetings shall be convened in December of each year. The directors shall listen to and approve the president’s report in respect of the expected performance of the Company in the year and the work arrangements for the following year at such meetings.

is hereby proposed to be amended as follow:

The regular meetings of the board of directors shall include the following:

(1)           The board meetings approving financial reports of the Company:

(i)            The annual results meetings

The annual results meetings shall be convened within 120 days from the end of the accounting year of the Company. The directors shall approve the Company’s annual reports and deal with other relevant matters at such meetings. The timing of such meetings shall ensure that the annual reports of the Company will be despatched to the shareholders within the time limit specified by the relevant regulations, the Articles of Association and these Rules, and shall ensure that the preliminary annual financial results of the Company will be announced within the time limit specified by the relevant regulations of the Company, and shall ensure that the AGM will be convened within 180 days from the end of the accounting year of the Company.

(ii)           The interim results meetings

The interim results meetings shall be convened within 60 days from the end of the first 6 months of the accounting year of the Company. The directors shall approve the Company’s interim reports and deal with other relevant matters at such meetings.

(iii)           The quarterly results meetings

The quarterly results meetings shall be held in April and October of the Gregorian calendar year. The directors shall approve the Company’s first and third quarterly reports at such meetings.

The current Article 23, (5):

(5)           where the president proposes.
is hereby proposed to be amended as follow:

(5)           where the shareholders representing 10% or more of the voting rights propose;

(6)           where the president proposes;

(7)           any situation provided by the Articles of Association and these Rules.

The current Article 24:

The board of directors’ meetings shall be divided into meetings at which all directors must be physically present and meetings which the directors may authorise other directors to attend on their behalf, according to whether the directors are physically present at the meetings.

The meetings which all directors must be physically present shall be held at least once every six months, and such meetings shall not be held by way of written resolutions or video-telephone meetings.

is hereby proposed to be amended as follow:

The board of directors’ meetings shall be divided into meetings at which all directors must be physically present and meetings which the directors may authorise other directors to attend on their behalf, according to whether the directors are physically present at the meetings.

The meetings which all directors must be physically present shall be held at least once every 6 months, and such meetings shall not be held by way of written resolutions or video-telephone meetings.

The current Article 25:

The board of directors’ meetings shall be divided into on-site meetings, video-telephone meetings and meetings by way of written resolutions.

All the meetings of the board of directors may be held by the way of on-site meetings.

The board of directors’ meetings may be held by the way of video-telephone meetings, provided that the attending directors are able to hear clearly the director who speaks at the meeting and communicate amongst themselves. The meetings convened by this way shall be recorded and videotaped. In the event that the attending directors are unable to sign for the resolutions on site, they shall express their opinions orally during the meeting and shall complete the signing procedures as soon as practicable. The verbal voting by a director shall have the same effect as signing in the voting sheet, provided that there is no discrepancy between the opinions expressed by such director in completing signing procedure and the opinions orally expressed by him during the meeting.

In the case of urgency (limiting to cases where an on-site meeting or a video-telephone meeting is impractical), and the matters to be examined are comparatively procedural and unique so that the a discussion of the motions proves to be unnecessary, the board of directors’ meeting may be held by written resolutions, in which case the motions shall be passed by way of circulating the motions for directors’ review. Unless otherwise expressed by the directors, signing on the written resolutions by the directors shall be sufficient evidence that they have agreed to the resolutions.

is hereby proposed to be amended as follow:

The board of directors’ meetings shall be divided into on-site meetings, video-telephone meetings and meetings by way of written resolutions.

All the meetings of the board of directors may be held by the way of on-site meetings.

The board of directors’ meetings may be held by the way of video-telephone meetings, provided that the attending directors are able to hear clearly the director who speaks at the meeting and communicate amongst themselves. The meetings convened by this way shall be recorded and videotaped. In the event that the attending directors are unable to sign for the resolutions on site, they shall express their opinions orally during the meeting and shall complete the signing procedures as soon as practicable. The verbal voting by a director shall have the same effect as signing in the voting sheet, provided that there is no discrepancy between the opinions expressed by such director in completing signing procedure and the opinions orally expressed by him during the meeting.

In the case where an on-site meeting or a video-telephone meeting is impractical, the board of directors’ meeting may be held by written resolutions, in which case the proposed matters for discussion and approval shall be sent in writing form to all of the directors for their approval. Unless otherwise expressed by the directors, signing on the written resolutions by the directors shall be sufficient evidence that they have agreed to the resolutions.

Article 26(6) is hereby proposed to be added as follow:

Putting forward Motions

The motions of the board of directors’ meetings shall be put forward in the following circumstances:

(6)           other situations required by the Articles of Association and these Rules

The current Article 27:

Collecting Motions

The secretary of the board of directors shall be responsible for collecting the draft motions in respect of the matters to be considered at the meeting. Each person who puts forward the relevant motion(s) shall submit the motions and relevant explanatory materials before the date of the meeting. Motions concerning material connected transactions (which are determined according to the standards promulgated by the relevant regulatory authorities from time to time) shall first be approved by the independent directors. The relevant materials shall be submitted to the chairman of the board of directors after scrutinized by the secretary of the board of directors, who shall also set out the time, place and agenda of the meeting in the materials submitted.

is hereby proposed to be amended as follow:

Collecting Motions

The secretary of the board of directors shall be responsible for organizing and collecting the draft motions in respect of the matters to be considered at the meeting. Each person who puts forward the relevant motion(s) shall submit the motions and relevant explanatory materials before the date of the meeting. Motions concerning material connected transactions (which are determined according to the standards promulgated by the relevant regulatory authorities from time to time) shall first be approved by more than one half of all the independent directors. The relevant materials shall be submitted to the chairman of the board of directors after scrutinized by the secretary of the board of directors, who shall also set out the time, place and agenda of the meeting in the materials submitted.

The current Article 28:

Convening the Meetings

A board of directors’ meeting shall be convened by the chairman of the board of directors, who shall also approve the issue of the notice convening the meeting. If the chairman of the board of directors is unable to convene the meeting due to special reasons, he shall designate the vice-chairman or other director(s) to convene the meeting. Where the chairman fails to convene a meeting with no reason or designate specific personnel to act on his behalf, a director chosen by the vice-chairman and one-half of the directors jointly shall convene the meeting. The convenors of the meeting shall be responsible for approving the issue of the notice of the meeting.

is hereby proposed to be amended as follow:

Convening the Meetings

A board of directors’ meeting shall be convened by the chairman of the board of directors, who shall also approve the issue of the notice convening the meeting. If the chairman of the board of directors is unable to convene the meeting due to special reasons, he shall designate the vice-chairman or other director(s) to convene the meeting, the vice chairman shall assist the chairman with his work, where the chairman fails to convene a meeting for no reasons or is unable to convene a meeting for special reasons, the meeting shall be convened by the vice chairman (if the Company has two or more vice chairmen, the vice chairman recommended by more than half of all the directors shall convene the meeting), where vice chairman is unable to convene or fails to convene the meeting, the meeting shall be convened by the director recommended by more than half of all the directors. The convenors of the meeting shall be responsible for approving the issue of the notice of the meeting.

The current Article 29:

Notice of the Meetings

(1)           The notice of a board of directors’ meeting shall be delivered to all directors, supervisors and other personnel attending the meeting before the date of the meeting. The notice of the meeting shall generally set out the following:

i.             the time and place of the meeting;

ii.            the duration of the meeting;

iii.           the agenda, reasons, subject matters and other relevant particulars of the meeting;

iv.           the date of the issue of the notice.

(2)           The board of directors’ meetings shall be noticed according to the following requirements and form:

i.             the notice of the meeting may be served on the directors by courier, facsimile, electronic means, telegraph or mail;

ii.            the notice of the board of directors’ meeting shall be delivered to the directors ten days before the date of the meeting;

iii.           the notice shall be written in Chinese, if necessary, the English version can be attached.

Any director may waive the right to receive the notice of board meeting.

Notice of a meeting shall be deemed to have been given to any director who attends the meeting without protesting against, before or at its commencement, any lack of notice.
is hereby proposed to be amended as follow:

Notice of the Meetings

(1)           The notice of a board of directors’ meeting shall be delivered to all directors and supervisors before the date of the meeting. The notice of the meeting shall generally set out the following:

i.             the time and place of the meeting;

ii.            the duration of the meeting;

iii.           the agenda, reasons, subject matters and other relevant particulars of the meeting;

iv.           the date of the issue of the notice.

The notice of meeting shall be sent to other personnel attending the meeting.

(2)           The board of directors’ meetings shall be noticed according to the following requirements and form:

i.             the notice of the meeting may be served on the directors by courier, facsimile, electronic means, telegraph or mail;

ii.            the notice of the board of directors’ meeting shall be delivered to the directors ten days before the date of the meeting; in case of emergency, where the meeting of the board needs to be held as soon as possible, notice may be sent by way of telephone communication or other oral methods at any time, provided that the convenor shall explain and record the same in the minutes of the board meeting;

iii.           the notice shall be written in Chinese, if necessary, the English version can be attached.

Any director or supervisor may waive the right to receive the notice of board meeting sent by way of aforesaid methods.

Notice of a meeting shall be deemed to have been given to any director who attends the meeting without protesting against, before or at its commencement, any lack of notice.
The current Article 31:

Attendance of the Meetings

Meetings of the board shall be held only if more than half of the directors are present.

Directors shall attend the meetings of the board of directors in person. Where a director is unable to attend a meeting for any reason, he may by a written power of attorney appoint another director to attend the meeting on his behalf (where an independent director is unable to attend in person, he shall appoint another independent director to attend on his behalf). The power of attorney shall set out the name of the attorney, the particulars and the scope of authorisation, duration of the validity of such authorisation, and shall be signed or sealed by the principal.

In the event that an independent director does not attend the board of directors’ meeting for three consecutive meetings, the board of directors may propose to the shareholders’ general meeting to have such independent directors dismissed.

The board of directors’ meeting shall be chaired by the chairman of the board of directors. Where circumstances preclude the Chairman, he may designate the vice-chairman or other directors to act on his behalf. Where the chairman of the board fails to chair the meeting without reason or designate specific personnel to act on his behalf, a director chosen by the vice-chairman or more than half of the directors shall chair the meeting. Upon the expiry of the term of office of the directors and the re-election of the new directors at the shareholders’ general meeting, the directors who obtains the largest number of votes at such re-election (if more than one, one shall be chosen amongst them) shall chair such meeting, at which the chairman of the new board of directors shall be elected.

is hereby proposed to be amended as follow:

Attendance of the Meetings

Meetings of the board shall be held only if more than half of the directors are present.

Directors shall attend the meetings of the board of directors in person. Where a director is unable to attend a meeting for any reason, he may by a written power of attorney appoint another director to attend the meeting on his behalf (where an independent director is unable to attend in person, he shall appoint another independent director to attend on his behalf). The power of attorney shall set out the name of the attorney, the particulars and the scope of authorisation, duration of the validity of such authorisation, and shall be signed or sealed by the principal.

The board of directors’ meeting shall be chaired by the chairman of the board of directors, the vice chairman shall assist the chairman with his work, where the chairman fails to chair a meeting for no reasons or is unable to chair a meeting for special reasons, the meeting shall be chaired by the vice chairman (if the Company has two or more vice chairmen, the vice chairman recommended by more than half of all the directors shall chair the meeting), where vice chairman is unable to chair or fails to chair the meeting, the meeting shall be chaired by the director recommended by more than half of all the directors.

The current Article 32:

Examining the Motions

The chairman of the meeting shall declare the commencement of the meeting as scheduled. The directors in presence shall reach an agreement on the agenda of the meeting thereafter. Where more than one-fourth of the directors or more than two external directors are of the opinion that the materials of the meeting are insufficient or unclear, they may make a proposal jointly concerning the postponement of holding of the board meeting or the postponement of discussions on the part of the issues put forward by the board of directors, and the board of directors shall adopt such a proposal.

When an agreement is reached in respect of the agenda of the meeting by the directors present at the meeting, the chairman of the meeting shall direct the motions to be examined one by one. Persons who put forward the motions or their attorneys shall first report to the board of directors their work or make statements in respect of the motions.

In reviewing the relevant proposals, motions and reports, in order to understand the main points and the background information of the motions in detail, the board of directors’ meeting may require the heads of the departments which are responsible for handling the motions to attend the meeting to listen to and make inquiries of the relevant statements made at the meeting, so that proper decisions can be made at the meeting. If, in the course of the meeting, any motions examined are found to be unclear or infeasible, the board of directors shall require the departments which are responsible for handling the motions to give a statement at the meeting, and the motions can be returned to such departments for re-handling and their examination and approval shall be postponed.

The independent directors shall give their independent opinions to the board of directors on the following matters:

(1)           the nomination, appointment and removal of the directors;

(2)           the appointment and dismissal of the president, vice-president, Chief Financial Officer and secretary of the board of directors;

(3)           the remuneration of the directors, the president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company;

(4)           the loans made by the Company to its shareholders, the person in actual control of the Company or the associated enterprises of the Company or other money transfer between them, the amounts of which are equivalent to or exceed the relevant thresholds of the Company’s material connected transactions (which shall be determined in accordance with the standards promulgated from time to time by the relevant regulatory authorities) which must be examined by the board of directors or shareholders’ general meeting according to law, and whether the Company has taken effective measures to recover such debts;

(5)           any matters which the independent shareholders consider to be detrimental to the interests of minority shareholders.

An independent director shall give his opinion on the above-mentioned matters in the following manner:

(1)           consent;

(2)           opinion reserved and reasons;

(3)           opposition and its reasons;

(4)           no opinion can be expressed and the obstacles.

is hereby proposed to be amended as follow:

Examining the Motions

The chairman of the meeting shall declare the commencement of the meeting as scheduled. The directors in presence shall reach an agreement on the agenda of the meeting thereafter. Where more than one-fourth of the directors or more than two external directors are of the opinion that the materials of the meeting are insufficient or unclear, they may make a proposal jointly concerning the postponement of holding of the board meeting or the postponement of discussions on the part of the issues put forward by the board of directors, and the board of directors shall adopt such a proposal.

When an agreement is reached in respect of the agenda of the meeting by the directors present at the meeting, the chairman of the meeting shall direct the motions to be examined one by one. Persons who put forward the motions or their attorneys shall first report to the board of directors their work or make statements in respect of the motions.

In reviewing the relevant proposals, motions and reports, in order to understand the main points and the background information of the motions in detail, the board of directors’ meeting may require the heads of the departments which are responsible for handling the motions to attend the meeting to listen to and make inquiries of the relevant statements made at the meeting, so that proper decisions can be made at the meeting. If, in the course of the meeting, any motions examined are found to be unclear or infeasible, the board of directors shall require the departments which are responsible for handling the motions to give a statement at the meeting, and the motions can be returned to such departments for re-handling and their examination and approval shall be postponed.

The independent directors shall give their independent opinions to the board of directors on the following matters:

(1)           the nomination, appointment and removal of the directors;

(2)           the appointment and dismissal of the senior management personnel;

(3)           the remuneration of the directors and senior management personnel;

(4)           the loans made by the Company to its shareholders, the person in actual control of the Company or the associated enterprises of the Company or other money transfer between them, the amounts of which are equivalent to or exceed the relevant thresholds of the Company’s material connected transactions (which shall be determined in accordance with the standards promulgated from time to time by the relevant regulatory authorities) which must be examined by the board of directors or shareholders’ general meeting according to law, and whether the Company has taken effective measures to recover such debts;

(5)           any matters which the independent shareholders consider to be detrimental to the interests of minority shareholders.

(6)           any matters required by laws, administrative rules, regulations of the competent authorities, the Articles of Association and these Rules.

An independent director shall give his opinion on the above-mentioned matters in the following manner:

(1)           consent;

(2)           opinion reserved and reasons;

(3)           opposition and its reasons;

(4)           no opinion can be expressed and the obstacles.

The current Article 33:

Voting on the Motions

In reviewing the motions at the board of directors’ meeting, all attending directors shall deliver their opinions in respect of approval or objection to such motions or abstention from voting.

The directors who are acting as proxies of others shall exercise the rights of voting within the authorisation.

Where a director is not present at a board of directors’ meeting and fails to appoint a proxy to act on his behalf, such director shall be deemed to have waived his rights to vote at the meeting.

In reaching resolutions by the board of directors, except the following matters the resolutions of which shall be passed by the consent of more than two-thirds of the directors, the other matters shall be passed by the consent of more than one-half of the directors:

(1)           to formulate proposals for the credit and financial policies of the Company, the increase or reduction of the registered capital of the Company and the issuance of debentures and securities of any kind (including but without limitation to the debentures of the Company) and the listing or repurchase of the shares of the Company;

(2)           to draw up plans for significant acquisition or disposal proposals, the merger, division or dissolution of the Company;

(3)           to determine to provide external guarantees;

(4)           to formulate proposals for any amendment to the Articles of Association and its schedules.

The resolutions of the board of directors may be decide on a poll or show of hands. Each director shall have one vote. Where the votes for and against a resolution are equal, the chairman of the board of directors is entitled to cast one more vote.

If a director or his associate (as defined in the Rules Governing the Listing of Securities of the Hong Kong Stock Exchange Limited) have a material interest in any contract, transaction, arrangement or other matters that requires the approval of the board of directors, the relevant director shall not vote for the relevant matter at the meeting of the board of directors, and shall not be listed in the quorum of the meeting. Where resolutions cannot be reached due to the abstention from voting of the connected directors, the relevant motions shall be submitted directly to the shareholders’ general meeting for examination.

is hereby proposed to be amended as follow:

Article 33  Voting on the Motions

In reviewing the motions at the board of directors’ meeting, all attending directors shall deliver their opinions in respect of approval or objection to such motions or abstention from voting.

The directors who are acting as proxies of others shall exercise the rights of voting within the authorisation.

Where a director is not present at a board of directors’ meeting and fails to appoint a proxy to act on his behalf, such director shall be deemed to have waived his rights to vote at the meeting.

In reaching resolutions by the board of directors, except the following matters the resolutions of which shall be passed by the consent of more than two-thirds of the directors, the other matters shall be passed by the consent of more than one-half of the directors provided that the external guarantee should also be approved by more than two thirds of the board of directors:

(1)           to formulate proposals for the credit and financial policies of the Company, the increase or reduction of the registered capital of the Company and the issuance of debentures and securities of any kind (including but without limitation to the debentures of the Company) and the listing or repurchase of the shares of the Company;

(2)           to formulate plans for significant acquisition or disposal proposals, the merger, division, change of corporate form or dissolution of the Company;

(3)           to formulate proposals for any amendment to the Articles of Association and its schedules.

The resolutions of the board of directors may be decide on a poll or show of hands. Each director shall have one vote. Where the votes for and against a resolution are equal, the chairman of the board of directors is entitled to cast one more vote.

Article 34  If a director or his associate (as defined in the Rules Governing the Listing of Securities of the Hong Kong Stock Exchange Limited) have a material interest in any contract, transaction, arrangement or other matters that requires the approval of the board of directors, the relevant director shall not vote for the relevant matter at the meeting of the board of directors, and shall not be listed in the quorum of the meeting.

Article 35 is hereby proposed to be added as follow:

Where directors have connected relations with the enterprises mentioned in the decision made by the board of directors, the directors shall neither vote on this decision nor act as agent for other directors to exercise voting power. The board meeting may not be convened unless it has more than half of the non-connected present directors and the decisions made by the board of directors requires the approval of half of the directors without connected relations. Where the present non-connected directors are less than 3, the relevant motions shall be submitted directly to the shareholders´ general meeting for examination.

The current Article 34:

Liability of Directors in respect of Resolutions of the Board of Directors’ Meetings

A written resolution of the board of directors shall not take effect as a resolution of the board of directors if it has not been formulated in accordance with the stipulated procedures, notwithstanding all the directors have already expressed their opinions in different ways. The directors shall be responsible for the resolutions passed at the meetings of the board of directors. Any director who votes for a resolution which contravenes the laws, administrative regulations or the Articles of Association thus causing serious damages to the Company shall be directly liable (including the compensation of damages) for all the loss incurred by the Company as a result. A director who votes against the resolution, and who has been proved as having expressed dissenting opinions on the resolution and such opinions are recorded in the minutes of the meeting can be exempt from liability. A director who waives his right of voting, or who fails to attend the meeting and fails to appoint a proxy to act on his behalf, cannot escape liability. A director who explicitly express his objection in the course of discussion but fails to cast an objection vote in the voting cannot escape liability.

is hereby proposed to be amended as follow:

The directors shall be responsible for the resolutions passed at the meetings of the board of directors. Any director who participating in voting on a resolution which contravenes the laws, administrative regulations, the Articles of Association or its appendices or shareholders´ resolutions, thus causing serious damages to the Company shall be directly liable (including the compensation of damages) for all the loss incurred by the Company as a result. A director who votes against the resolution, and who has been proved as having expressed dissenting opinions on the resolution and such opinions are recorded in the minutes of the meeting can be exempt from liability.

The current Article 35:

Resolutions of the Meeting

In principle, the board of directors’ meeting shall resolve on all the matters examined at the meeting.

A resolution on the Company’s connected transaction shall not be valid until it is signed by all directors.

The independent directors’ opinions shall be set out in the resolutions of the board of directors meetings.

is hereby proposed to be amended as follow:

Resolutions of the Meeting

In principle, the board of directors’ meeting shall resolve on all the matters examined at the meeting.

A resolution on the Company’s connected transaction shall not be valid until it is consented by all directors.

The independent directors’ opinions shall be set out in the resolutions of the board of directors meetings.

The current Article 36:

Minutes of the Meetings

Minutes of the board of directors’ meeting are proof of the resolutions on the matters examined at the meeting. Detailed minutes in respect of the matters examined at the meeting shall be recorded. The minutes of the board of directors’ meeting shall state the following:

(1)           the date, place, names of the convenors and chairman of the meeting;

(2)           the names of the attending directors and the names of the present, the names of appointing directors and their attorneys;

(3)           the agenda of the meeting;

(4)           the essential points of the directors’ presentations (for the written resolution meeting, the version containing the directors’ feedbacks in writing shall prevail);

(5)           the voting methods and outcome for each proposal (the outcome of the voting shall set out the respective number of assenting or dissenting votes or votes that were waived);

(6)           the directors’ signature.

The secretary of the board of directors shall take initiative to arrange for the matters examined at the meeting to be recorded. The minutes of each meeting shall be provided to the directors for review without delay. Those directors who wish to make supplementary revision on the minutes shall report their opinions on the revision to the chairman of the board of directors in written form within one week after the receipts of the minutes of the board meeting. After the minutes of board meeting are finally determined, the attending directors, the secretary of the board of directors and the minute-taking officer shall sign the minutes of the board meeting. The secretary of the board of directors shall deliver the complete duplicate of the minutes to all directors. The minutes of the board meeting, being an important document, shall be properly kept at the business address of the Company.

is hereby proposed to be amended as follow:

Minutes of the Meetings

Minutes of the board of directors’ meeting are proof of the resolutions on the matters examined at the meeting. Detailed minutes in respect of the matters examined at the meeting shall be recorded. The minutes of the board of directors’ meeting shall state the following:

(1)           the date, place, names of the convenors and chairman of the meeting;

(2)           the names of the attending directors and the names of the present, the names of appointing directors and their attorneys;

(3)           the agenda of the meeting;

(4)           the essential points of the directors’ presentations (for the written resolution meeting, the version containing the directors’ feedbacks in writing shall prevail);

(5)           the voting methods and outcome for each proposal (the outcome of the voting shall set out the respective number of assenting or dissenting votes or votes that were waived);

(6)           the directors’ signature.

The secretary of the board of directors shall take initiative to arrange for the matters examined at the meeting to be recorded. The minutes of each meeting shall be provided to the directors for review without delay. Those directors who wish to make supplementary revision on the minutes shall report their opinions on the revision to the chairman of the board of directors in written form within one week after the receipts of the minutes of the board meeting. After the minutes of board meeting are finally determined, the attending directors, the secretary of the board of directors and the minute-taking officer shall sign the minutes of the board meeting. The secretary of the board of directors shall deliver the complete duplicate of the minutes to all directors. The minutes of the board meeting, being an important document, shall be kept at the business address of the Company for at least 10 years.

The current Article 40:

The following matters shall not be implemented until they are examined and preliminarily approved by the board of directors and submitted to the shareholders’ general meeting for approval thereafter:

(1)           the formulation of the Company’s annual preliminary and final financial budgets;

(2)           the formulation of Company’s profit distribution proposals and loss recovery proposals;

(3)           the increase or reduction of the registered capital of the Company and the issue of debentures or other securities, as well as the listing or repurchase of the shares of the Company;

(4)           the formulation of plans for merger, division or dissolution of the Company;

(5)           the formulation of proposals for any amendment to the Articles of Associations; and

(6)           proposal to be submitted to the shareholders in general meeting for the appointment or replacement of the accounting firm auditing the accounts of the Company.

is hereby proposed to be amended as follow:

The following matters shall not be implemented until they are examined and preliminarily approved by the board of directors and the shareholders´ meeting:

(1)           the formulation of the Company’s annual preliminary and final financial budgets;

(2)           the formulation of Company’s profit distribution proposals and loss recovery proposals;

(3)           the increase or reduction of the registered capital of the Company and the issue of debentures or other securities, as well as the listing or repurchase of the shares of the Company;

(4)           the formulation of plans for merger, division, change of corporate form or dissolution of the Company;

(5)           the formulation of proposals for any amendment to the Articles of Associations and its appendices;

(6)           proposal to be submitted to the shareholders in general meeting for the appointment or replacement of the accounting firm auditing the accounts of the Company; and

(7)           any matters required by laws, administrative rules, regulations of the competent authorities, the Articles of Association and these Rules.

The current Article 45:

Where these Rules fail to comply with relevant laws, regulations and other regulatory documents as promulgated from time to time, these laws, regulations and other regulatory documents shall prevail.

is hereby amended as follow:

Where these Rules fail to comply with relevant laws, regulations and other regulatory documents or regulatory provisions in the place where the Company´s shares is listed as promulgated from time to time, these laws, regulations and other regulatory documents or regulatory provisions in the place where the Company´s shares is listed shall prevail.

The current Article 46:

Upon the unanimous consensus of all directors of the Company, the formulation of and the amendment to these Rules shall come into effect if they are adopted by the shareholders’ general meeting by a special resolution and approved by the relevant authorities.

is hereby proposed to be amended as follow:

Upon the consensus of more than two thirds of all directors of the Company, the formulation of and the amendment to these Rules shall come into effect if they are adopted by the shareholders’ general meeting by a special resolution and approved by the relevant authorities.

The current Article 47:

The right to interpret these Rules shall vest with the board of directors.

is hereby proposed to be amended as follow:

These Rules shall be interpreted by the board of directors.

4.           Rules and Procedures for Supervisory Committee’s Meetings

The current Article 1:

In order to standardize the operation of the supervisory committee of China Petroleum & Chemical Corporation (the “Company”), to ensure the supervisory committee implementing the duties and responsibilities conferred by all shareholders of the Company, these Rules are formulated according to the “Company Law of the People’s Republic of China” (the “Company law”), “Mandatory Provisions for the Articles of Association of Companies to be Listed Overseas”, “Guidelines for the Articles of Association of Listed Companies”, “Standards for the Governance of Listed Companies” and other relevant laws and regulations regulating listed companies inside and outside the PRC and the Articles of Association of China Petroleum & Chemical Corporation (“Articles of Association”).

is hereby proposed to be amended as follow:

In order to further regulate the discussion model and the voting procedures of the supervisory committee of China Petroleum & Chemical Corporation (the “Company”), and to perfect the governance structure of corporate legal person, these Rules are formulated according to the “Company Law of the People’s Republic of China” (the “Company law”), the “Securities Laws of the People´s Republic of China”, “Mandatory Provisions for the Articles of Association of Companies to be Listed Overseas”, “Guidelines for the Articles of Association of Listed Companies” and “Standards for the Governance of Listed Companies” and other relevant laws and regulations regulating listed companies inside and outside the PRC and the Articles of Association of China Petroleum & Chemical Corporation (“Articles of Association”).

The current Article 2:

The supervisory committee is accountable to the shareholders’ general meetings. It shall be responsible for supervising the financial affairs of the Company and the lawfulness of the performance of their duties by the directors, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company so as to safeguard the legitimate interests of the Company and its shareholders.

is hereby proposed to be amended as follow:

The supervisory committee is accountable to the shareholders’ general meetings. It shall be responsible for supervising the financial affairs of the Company and the lawfulness of the performance of their duties by the directors, and the senior management personnel so as to safeguard the legitimate interests of the Company and its shareholders.

The current Chapter 2, Chapter 3:

Chapter 2
Composition of the Supervisory Committee and its Administrative Office

Chapter 3
Functions and Powers of the Supervisory Committee

is hereby proposed to be amended as follow:

CHAPTER 2
FUNCTIONS AND POWERS OF THE SUPERVISORY COMMITTEE

CHAPTER 3
COMPOSITION OF THE SUPERVISORY COMMITTEE AND ITS ADMINISTRATIVE OFFICE

The current Article 4:

The supervisory committee shall compose of twelve supervisors. Of which, eight of them shall be shareholder representatives (including those who are eligible to be external supervisors); four of them shall be representatives of workers and staff of the Company.

The election and removal of the chairman of the supervisory committee shall be determined by two-thirds or more of the members of the supervisory committee.

is hereby proposed to be amended as follow:

The supervisory committee shall compose of 10 supervisors. Of which, 6 shall be assumed by non-representatives of the employees; and 4 of them shall be representatives of the employers of the Company. The supervisory committee shall have one chairman and may include deputy chairman(s).

The current Article 5:

The term of the office of a supervisor shall be three years. The supervisors representing the shareholders shall be elected and removed by the shareholders’ general meeting. The supervisors representing the workers and staff of the Company shall be elected and removed democratically by those workers and staff of the Company. The term of a supervisor is renewable upon re-election and re-appointment.

is hereby proposed to be amended as follow:

Each supervisor shall serve for a term of 3 years, which term is renewable upon re-election and re-appointment. Within the supervisory committee, the supervisors assumed by non-representatives of the employee shall be elected and dismissed in the shareholders´ meeting; supervisors assumed by representatives of employees shall be elected or dismissed by the employees of the Company through the employee representatives´ meeting, employees´ meeting or other democratic elections.

The current Article 7:

A supervisor may resign before the expiry of his term of office by submitting a written resignation letter to the supervisory committee.

Provisions in respect of the resignation of directors as set out in the Articles of Association shall be applicable to the resignation of supervisors, including (but without limitation to) where a supervisor’s resignation will result in the number of supervisors of the Company falling below the quorum as provided by law, the resignation letter of such supervisor shall not be effective until the vacancy created by his resignation has been filled.

is hereby proposed to be deleted.

The current Article 9:

The supervisory committee shall exercise the following functions and powers in accordance with law:

(i)            to review the Company’s financial position. Where necessary, the supervisory committee may appoint another accounting firm on behalf of the Company to carry out independent audit;

(ii)           to supervise the directors, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company in order to ensure that they do not act in contravention of any law, regulation or the Articles of Association in performing their duties;

(iii)           to demand the directors, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company who acts in a manner which is harmful to the Company’s interest to rectify such acts, and report to the shareholders’ general meeting and relevant authorities of the State when necessary;

(iv)           to check and inspect the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the board of directors to the shareholders’ general meetings and to authorize, in the Company’s name, publicly certified and practicing accountants to assist in reviewing such information should any doubt arise in respect thereof;

(v)           to give opinions on the appointment of an accounting firm of the Company;

(vi)           to propose to convene an extraordinary general meeting, and may put forward provisional motions at the shareholders’ annual general meeting;

(vii)          to propose to convene provisional board meetings;

(viii)         to represent the Company in negotiations with or in bringing actions against a director;

(ix)           other duties and powers provided for in the Articles of Association.The supervisors shall attend meetings of the board of directors.

is hereby proposed to be amended as follow:

The supervisory committee shall exercise the following functions and powers in accordance with law:

(i)            to review the Company’s financial position;

(ii)           to supervise the directors, and the senior management personnel in order to ensure that they do not act in contravention of any law, regulation or the Articles of Association (and its annexes)in performing their duties, raising opinions suggesting the removal of directors and senior management personnel who violates laws, administrative rules, the Articles of Association or the resolutions made by the shareholders´ general meeting;

(iii)           to demand the directors, and the senior management personnel who acts in a manner which is harmful to the Company’s interest to rectify such acts;

(iv)           to check and inspect the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the board of directors to the shareholders’ general meetings and to authorize, in the Company’s name, publicly certified and practicing accountants to assist in reviewing such information should any doubt arise in respect thereof, examine and opine in writing on the periodical reports of the Company prepared by the board of directors;

(v)           to propose to convene an extraordinary general meeting, where the board of directors fails to perform the duties in relation to convene or preside a shareholders meeting as required by the Company Laws, to convene and preside the shareholders meeting;

(vi)           To put forward motions at the shareholders’ general meeting;

(vii)          to propose to convene provisional board meetings;

(viii)         to represent the Company in negotiations with or in bringing actions against a director or senior management personnel;

(ix)           to investigate into any abnormalities in operation of the Company; if necessary, to engage accounting firms, law firms and other professional institutions to assist its work, and the expenses shall be borne by the Company;

(x)            other duties and powers provided for in the Articles of Association and these Rules.

The supervisors shall attend meetings of the board of directors, and may enquire or advise on matters in the resolutions of the board of directors.

The current Article 10:

The supervisory committee shall declare the Company’s supervisory report for the preceding year at the AGM. Such report shall include the following matters:

(i)            the review of the Company’s financial position;

(ii)           the implementation of relevant laws, regulations, Articles of Association and the resolutions of the shareholders’ general meetings by the directors, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company;

(iii)           the evaluation of the performance of the directors, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company by the supervisory committee, in particular the specific opinions of the external supervisors;

(iv)           other significant events which in the opinion of the supervisory committee shall be reported to the shareholders’ general meeting.

Where the supervisory committee thinks necessary, it may express its opinions on the motions examined at the shareholders’ general meetings, and may submit an independent report to the shareholders’ general meetings.

is hereby proposed to be deleted.

The current Article 12:

The chairman of the supervisory committee shall exercise the following functions and powers:

(i)           to convene and chair the meetings of the supervisory committee;

(ii)           to organise and carry out the duties of the supervisory committee;

(iii)           to review and approve, and signing the reports of the supervisory committee and other important documents;

(iv)           to represent the supervisory committee to report to the shareholders’ general meetings;

(v)           other duties that shall be performed by him in accordance with law or the Articles of Association.

Where special circumstances preclude the chairman from exercising his functions and powers, these functions and powers shall be exercised by a supervisor designated by him.

is hereby proposed to be amended as follow:

The chairman of the supervisory committee shall exercise the following functions and powers:

(i)            to convene and chair the meetings of the supervisory committee;

(ii)           to organise and carry out the duties of the supervisory committee;

(iii)           to review and approve, and signing the reports of the supervisory committee and other important documents;

(iv)           to represent the supervisory committee to report to the shareholders’ general meetings;

(v)           other duties that shall be performed by him in accordance with law or the Articles of Association and these Ruels.

The current Article 13:

In performing its duties, the supervisory committee may report to the board of directors and the shareholders general meetings the breach of laws and rules relating to the Company’s financial affairs and the acts of the directors, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company which are in violation of laws, regulations or the Articles of Association. It may also directly report the same to the securities regulatory authorities of the State Council and other relevant authorities.

is hereby proposed to be amended as follow:

In performing its duties, the supervisory committee may report to the board of directors and the shareholders general meetings the breach of laws and rules relating to the Company’s financial affairs and the acts of the directors, and the senior management personnel which are in violation of laws, regulations or the Articles of Association and these Rules. It may also directly report the same to the securities regulatory authorities of the State Council and other relevant authorities.

The current Article 14:

A supervisor shall abide by the laws, regulations and the Articles of Association, and shall perform his duties faithfully and diligently.

is hereby proposed to be amended as follow:

A supervisor shall abide by the laws, administrative regulations, the Articles of Association and these Rules, and shall perform his supervisory duties truthfully, faithfully and diligently.

The current Article 16:

The regular meetings shall be convened at least four times each year, including the interim results meeting, the annual results meeting, the year-end review and the arrangement meetings for supervisors financial management meetings.

The interim results meetings shall be convened within sixty days from the end of the first six months of the accounting year of the Company. The supervisors shall listen to and approve the Company’s interim reports and deal with other relevant matters at such meetings.

The annual results meetings shall be convened within 120 days from the end of the accounting year of the Company. The supervisors shall listen to and approve the Company’s annual reports and deal with other relevant matters at such meetings.

The year-end review and arrangement meetings shall be convened in December of each year. The supervisors shall listen to and approve the president’s report in respect of the expected performance of the Company in the year and the work arrangements for the following year at such meetings.

The financial management meetings shall be convened within 30 days from the end of the annual financial work meeting of the Company. The supervisors shall listen to and approve the report of the Company’s financial department in respect of conducting the overall budget management and strengthening financial control by the Company.

is hereby proposed to be amended as follow:

The regular meetings shall be convened at least four times each year, including the meeting examining the annual results, meeting approving half year interim results and meetings approving quarterly report.

The meeting examining annual results shall be convened within 120 days from the end of the accounting year of the Company. The supervisors shall listen to and approve the Company’s annual reports and deal with other relevant matters at such meetings.

The meeting examining interim results shall be convened within 60 days from the end of the first 6 months of the accounting year of the Company. The supervisors shall listen to and examine the Company’s interim reports, the interim financial statements and deal with other relevant matters at such meetings.

The current Article 17:

A provisional supervisors’ meeting shall be convened in any one of the following events:

(i)            where the chairman of the supervisory committee considers necessary;
(ii)           where more than two-thirds of the supervisors propose in their joint names;

(iii)           where the Company has suffered or is suffering loss of substantial assets causing the shareholders’ interests to be damaged;

(iv)           where the directors, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company act in a way which is in contravention of laws, regulations or the Articles of Association causing the Company’s interests to be seriously damaged.

is hereby proposed to be amended as follow:

A provisional supervisors’ meeting shall be convened in any one of the following events:

(i)            where the chairman of the supervisory committee considers necessary;

(ii)           where the supervisor(s) propose;

(iii)           where the Company has suffered or is suffering loss of substantial assets causing the shareholders’ interests to be damaged;

(iv)           where the directors, and senior management personnel act in a way which is in contravention of laws, regulations or the Articles of Association causing the Company’s interests to be seriously damaged.

(v)           where required by laws, administrative rules, regulations of competent authorities and the Articles of Association.

The current Article 19:

A supervisors’ meeting shall be validly convened by the presence of not less than two-thirds of the supervisors.

The supervisors shall be physically present at the supervisors’ meetings. If for any reason a supervisor is unable to attend the meeting, he shall by written authorisation appoint another supervisor to act as his proxy to attend the meeting and exercise his functions and powers. The written authorisation shall state the name of the proxy, the scope of the authorisation, the authority of the proxy and the period of validity. It shall also be signed by the proxy or affix the seal of the proxy.

In the event that a supervisor does not attend the supervisors’ meeting in person for two consecutive meetings, he shall be deemed to be unable to perform his duties, and the shareholders’ general meeting or the staff representative meeting shall dismiss such supervisor.

is hereby proposed to be amended as follow:

A supervisors’ meeting shall be validly convened by the presence of not less than two-thirds of the supervisors.

The supervisors shall be physically present at the supervisors’ meetings. If for any reason a supervisor is unable to attend the meeting, he shall by written authorisation appoint another supervisor to act as his proxy to attend the meeting and exercise his functions and powers. The written authorisation shall state the name of the proxy, the scope of the authorisation, the authority of the proxy and the period of validity. It shall also be signed by the proxy or affix the seal of the proxy.

Article 21 is proposed to be added as follow:

The notice of the supervisory committee meeting shall include the followings:

(i)            date, place and time limit of the meeting;

(ii)           reason and topic for discussion;

(iii)           date of issuance of the notice.

The current Article 23:

After the issue of the notice of a meeting and before the date of the meeting, the administrative office of the supervisory committee shall be responsible for, and shall communicate and liaise with all supervisors, to seek their opinions or suggestions in respect of the motions of the meeting, so as to enable necessary amendments to be made to them.

Where more than one-fourth of the members of the supervisors or two external supervisors are of the opinion that the information in respect of a specific motion is insufficient to allow judgment to be made, or the motion is not convincing, they may in their joint name propose to postpone the examination of such a motion, and the supervisory committee shall adopt such a proposal.

is hereby proposed to be amended as follow:

After the issue of the notice of a meeting and before the date of the meeting, the administrative office of the supervisory committee shall be responsible for, and shall communicate and liaise with all supervisors, to seek their opinions or suggestions in respect of the motions of the meeting, so as to enable necessary amendments to be made to them.

The current Article 24:

The supervisors’ meeting shall be chaired by the chairman of the committee. Where circumstances preclude the chairman to chair the meeting, he may designate a supervisor to chair the meeting. Upon the expiry of the term of office of the supervisory committee and the re-election of the new supervisors by the shareholders’ general meeting, the supervisor who obtains the largest number of approval votes at such re-election (if more than one, one shall be chosen amongst them) shall chair such meeting, at which the chairman of the new supervisory committee shall be elected.

is hereby proposed to be amended as follow:

The supervisors’ meeting shall be chaired by the chairman of the committee. Where circumstances preclude the chairman to chair the meeting, the deputy chairman of the supervisory committee shall chair the meetings; where circumstances preclude the deputy chairman to chair the meeting, over half of the supervisors shall jointly recommend a supervisor, who shall chair the meetings.

The current Article 26:

In reviewing the relevant motions and reports, the supervisors’ meeting may require the directors, president, vice-president, Chief Financial Officer, secretary of the board of directors and the internal and external auditors of the Company to attend the meeting to give necessary explanations to the relevant matters, and to answer the questions which the supervisory committee is concerned with.

is hereby proposed to be amended as follow:

In reviewing the relevant motions and reports, the supervisors’ meeting may require the directors, and senior management personnel and the internal and external auditors of the Company to attend the meeting to give necessary explanations to the relevant matters, and to answer the questions which the supervisory committee is concerned with.

The current Article 28:

In principle, resolutions shall be made on the matters examined at the supervisors’ meeting. Such resolutions shall be decided on a poll or show of hands. No resolution shall be effective unless approved by more than two-thirds of all the supervisors.

is hereby proposed to be amended as follow:

In principle, resolutions shall be made on the matters examined at the supervisors’ meeting. Such resolutions shall be decided on a poll or show of hands, and each supervisor enjoys one vote. No resolution shall be effective unless approved by more than two-thirds of all the supervisors.

The current Article 29:

Detailed minutes of a supervisors’ meeting shall be recorded as proof of the resolutions on the matters examined at the meeting.

The minutes of the meeting shall state the date and place of the meeting, name of the chairman of the meeting, names of the attending supervisors and names of the principals and proxies who have fulfilled the necessary procedures for attending the meeting, agenda of the meeting, main points of each supervisor’s speech, the methods of voting for each matter to be resolved on and the voting result (the result shall state the number of votes for approval or objection to the motion or abstention).

The administrative office of the supervisory committee shall designate staff to arrange for the matters examined at the meeting to be recorded. The minutes of each meeting shall be provided to the attending supervisors for review without delay. Supervisors present at the meeting and the minutes-taking officer shall sign the minutes of that meeting. A supervisor shall have the right to request an explanatory note be made for his speech at the meeting.

is hereby proposed to be amended as follow:

Detailed minutes of a supervisors’ meeting shall be recorded as proof of the resolutions on the matters examined at the meeting.

The minutes of the meeting shall state the date and place of the meeting, name of the chairman of the meeting, names of the supervisors attending the meeting and names of the principals and proxies who have fulfilled the necessary procedures for attending the meeting, agenda of the meeting, main points of each supervisor’s speech, the methods of voting for each matter to be resolved on and the voting result (the result shall state the number of votes for approval or objection to the motion or abstention).

The administrative office of the supervisory committee shall arrange for the matters examined at the meeting to be recorded. The minutes of each meeting shall be provided to the attending supervisors for review without delay. Supervisors present at the meeting and the minutes-taking officer shall sign the minutes of that meeting. A supervisor shall have the right to request an explanatory note be made for his speech at the meeting.

The current Article 30:

Minutes of a supervisors’ meeting and the resolutions passed at such meeting, being important documents, shall be properly kept by the administrative office of the supervisory committee at the Company’s place of business.

is hereby proposed to be amended as follow:

Minutes of a supervisors’ meeting and the resolutions passed at such meeting, being important documents, shall be properly kept by the administrative office of the supervisory committee at the Company’s place of business for at least 10 years.

The current Article 31:

The supervisory committee shall strictly comply with the requirements of the regulatory authorities and the stock exchanges on which the Company’s shares are listed in relation to the disclosure of information. It shall ensure that matters examined or resolutions passed at supervisors’ meetings which are discloseable are disclosed accurately and in a timely manner.

is hereby proposed to be amended as follow:

The Company shall comply with the requirements of the regulatory authorities and the stock exchanges on which the

Company’s shares are listed in relation to the disclosure of information. It shall ensure that matters examined or resolutions passed at supervisors’ meetings which are discloseable are disclosed accurately and in a timely manner.

The current Article 32:

Regarding confidential information, the attendees of the meeting must keep such information confidential. Punishment shall be imposed on those who are in breach of this duty.

is hereby proposed to be amended as follow:

Regarding confidential information, the persons who possess relevant information must keep such information confidential. Punishment shall be imposed on those who are in breach of this duty.

The current Article 35:

Where resolutions concerning the proposals to convene a provisional board meeting or shareholders’ extraordinary general meeting, or the submission of provisional motions to the AGM are passed by the supervisory committee, the supervisory committee shall, within a specified period, submit to the board of directors the subjects of such meetings and the detailed motions in writing, and shall ensure that the contents of the motions comply with relevant laws, regulations and the Articles of Association.

is hereby proposed to be amended as follow:

Where resolutions concerning the proposals to convene a provisional board meeting or shareholders’ extraordinary general meeting, or the submission of provisional motions to the shareholders´ meeting are passed by the supervisory committee, the supervisory committee shall, within a specified period, submit to the board of directors or other convenors the subjects of such meetings and the detailed motions in writing, and shall ensure that the contents of the motions comply with relevant laws, regulations and the Articles of Association and these Rules.

The current Article 36:

The right to interpret these Rules shall vest with the supervisory committee.

is hereby proposed to be amended as follow:

These Rules shall be interpreted by the supervisory committee.

The current Article 37:

Where these Rules fail to comply with relevant laws, regulations and other regulatory documents as promulgated from time to time, these laws, regulations and other regulatory documents shall prevail.

is hereby proposed to be amended as follow:

Where these Rules fail to comply with relevant laws, regulations and other regulatory documents or regulatory provisions in the place where the Company´s shares is listed as promulgated from time to time, these laws, regulations and other regulatory documents or regulatory provisions in the place where the Company´s shares is listed shall prevail.

II.           ELECTION OF BOARD OF DIRECTORS

The Board of Sinopec Corp. announces that, under the Articles, the term of the Board is three years and is due to expire this year. Under the Articles, the appointment of the directors requires the approval by shareholders at AGM and shall commence on the date of their appointment. Existing directors who are retiring are eligible for re-election, although the maximum consecutive term of the independent directors is six years. The following persons have been nominated for election as directors of the Fourth Session of the Board:

Su Shulin	Non-Executive Director
Wang Tianpu	Executive Director
Zhang Yaocang	Non-Executive Director
Zhang Jianhua	Executive Director

Wang Zhigang	Executive Director
Cai Xiyou	Executive Director
Cao Yaofeng	Non-Executive Director
Li Chunguang	Non-Executive Director
Dai Houliang	Executive Director
Liu Yun	Non-Executive Director
Liu Zhongli	Independent Executive Director
Ye Qing	Independent Executive Director
Li Deshui	Independent Executive Director
Xie Zhongyu	Independent Executive Director
Chen Xiaojin	Independent Executive Director

Details of each of the above candidates are set out in the appendix to the notice of AGM attached to this circular.

The directors will be elected at the AGM.

III.           ELECTION OF SUPERVISORY COMMITTEE

Under the Articles, the term of the Supervisory Committee is three years and is also due to expire this year. The following have been nominated for election as members of the Fourth Session Supervisory Committee of Sinopec Corp.:
Wang Zuoran
Zhang Youcai
Geng Limin
Zou Huiping
Li Yonggui

The supervisors assumed by non-representatives of the employees will be elected at the AGM. The employee representative supervisors will be democratically elected by the employees of Sinopec Corp.

Details of each of the above candidates are set out in the appendix to the notice of AGM attached to this circular.

IV.           RECOMMENDATION

The directors (including the independent non-executive directors) consider that: (1) the proposed amendments to the Articles of Association; and (2) the election of directors and supervisors assumed by non-representatives of the employees are in the best interests of Sinopec Corp. and its shareholders and accordingly recommend the shareholders to vote in favour of the resolutions at the AGM.

V.           THE AGM

The AGM will be convened at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, China on Friday, 22 May 2009 at 9:00 a.m.. Notice of the AGM are set out in this circular.

Reply slips and forms of proxy for use in connection with the AGM will be dispatched to shareholders with this circular. Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slips by post or by fax or by delivering in accordance with the instructions printed thereon to the registered office of Sinopec Corp. at 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, PRC (Fax no.: (+86)10 5996 0386) as soon as possible but in any event no later than 2 May 2009. Failure to complete or return the forms of proxy will not preclude eligible Shareholders from attending and voting in person at the relevant meeting should you so wish.

Completion and return of the forms of proxy will not preclude you from attending and voting in person at the AGM should you so wish.

Shareholders (or their proxies) shall vote by POH.

Yours faithfully, For and on behalf of China Petroleum & Chemical Corporation

Chen Ge Secretary to the Board of Directors